
Community Trust
Bancorp, Inc.

2023
ANNUAL REPORT


YOUR COMPANY

2023: A Year of Stability and Growth

For more than 120 years, your Company has continued to operate with a conservative, efficient model of traditional community banking which has always been the foundation of service to our customers. This model has driven our strong history of earnings.

Our community banking business model, organizational structure, and conservative operating philosophy give us the tools to successfully navigate in a difficult economic environment.

The economic conditions of 2023 became more favorable than in previous years, as economic growth accelerated and inflation cooled. However, rising interest rates in an environment of fierce competition for deposits has made for a challenging situation in the financial sector.

In 2022, we opened a new consolidated branch office in Versailles, Kentucky and a new office in Georgetown, Kentucky. Our organic growth continues: in January 2024 we opened a new branch office in Florence, Kentucky one of our fastest growing regions, and we have another planned branch opening later this year in Elizabethtown, Kentucky.

The directors and management of Community Trust Bancorp, Inc. remain committed to meeting the challenges that the economy presents, while remaining focused on our core community banking business model and increasing shareholder value which has driven our strong history of earnings.

"We are committed to increasing shareholder value by operating our community banking model with the core values of fairness, respect, and integrity."

-Mission Statement

Net Income *(in thousands)*


2023
$78,004
2022
$81,814
2021
$87,939
2020
$59,504
2019
$64,540
$0
$10,000
$20,000
$30,000
$40,000
$50,000
$60,000
$70,000
$80,000
$90,000
$100,000

Dear Shareholders

We are pleased to report solid earnings and overall strong performance for your Company during 2023. Our net income of $78.0 million represented $4.36 basic earnings per share, return on average assets of 1.40%, and return on average equity of 11.75%. We continue to manage expenses in a strong manner, and our efficiency ratio of 54.29% at year-end continues to be better than our peers. We grew our loans $341.6 million, or 9.2%, while maintaining strong asset quality with nonperforming assets of 0.27% and net losses of 0.08%. Deposits, including repurchase agreements, grew $308.3 million, or 6.6%, from December 31, 2022. Our net interest margin at year-end 2023 was 3.32%, and our pricing remains extremely competitive for both loan and deposit customers.

Dividends in the amount of $1.80 per share were paid during 2023, representing a yield of 4.20% at year-end 2023. Our Board of Directors increased the dividend payout 4.5% in July 2023, our 43rd consecutive year of increases. Our Board of Directors, management team, and employees are very pleased that we are able to continue these increases in very uncertain and very competitive times in the financial services industry. Shareholders' equity of $702.2 million increased $74.2 million, or 11.8%, since December 2022 and remains very strong.

Our financial results were strong in spite of the turmoil that arose from large bank failures during the early part of 2023, which caused uncertainty throughout the banking industry. This uncertainty was mitigated by the strong leadership of our Board, management team, and employees across Kentucky, Tennessee, and West Virginia. Despite the challenges we faced, we continued to grow our bank profitably, funding our significant loan growth with deposits in the markets that we do business.

A new full service branch was opened in Florence, Kentucky in January 2024, and we have a new office under construction in Elizabethtown, Kentucky which we plan to open later this year. We continue to look to grow our franchise organically, as well as through branching and acquisition opportunities that we consider strategic for our organization.

We are very proud to continue operating your Company as a large community bank via Community Trust Bank, Inc. and a full service trust and wealth management entity via Community Trust and Investment Company, Inc., offering a full suite of financial services in a competitive and efficient manner across our footprint.

Your confidence as shareholders is appreciated, and we encourage you to continue doing business with your Company. We also invite you to refer friends, neighbors, and business associates to our bank and trust entities. We believe we can provide you and your acquaintances all your financial needs in a very competitive manner.



Mark A. Gooch
Chairman, President, and CEO

Please join me in congratulating M. Lynn Parrish on his retirement as Chairman of our Board of Directors after more than 31 years of outstanding leadership and service to our organization, our community, and the Commonwealth of Kentucky! Lynn has been a strong supporter of our bank for many years. We wish him and his wife, Jessica, the very best and look forward to his continued guidance and counsel.

We look forward to seeing you in person at our annual shareholders meeting at our Corporate Headquarters at 346 North Mayo Trail, Pikeville, Kentucky at 10:00 a.m. on April 23, 2024!

Mark A. Gooch

Mark A. Gooch
Chairman, President, and CEO

Corporate Address

Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, KY 41502-2947
606.432.1414
www.ctbi.com

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. EDT on Tuesday, April 23, 2024 at:

Community Trust Bancorp, Inc.
346 North Mayo Trail
Pikeville, Kentucky

Transfer Agent

Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address, and dividend payments should be sent to the transfer agent at:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717-0718
866.232.3034
720.358.3637 (International)
shareholder@broadridge.com

Inquiries may also be directed to Community Trust Bancorp, Inc.'s Stock Transfer Agent at:

Community Trust Bank, Inc.
P.O. Box 2947
Pikeville, KY 41502-2947
606.437.3279
800.422.1090, ext. 3279 (Toll Free)
investor.relations@ctbi.com

Dividend Reinvestment

Community Trust Bancorp, Inc. offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, contact us at:

Community Trust Bancorp, Inc.
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717-0718
866.232.3034
shareholder@broadridge.com

Form 10-K

CTBI's annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge on our website at www.ctbi.com or by writing:

Community Trust Bancorp, Inc.
Mark A. Gooch
Chairman, President, & CEO
P.O. Box 2947
Pikeville, KY 41502-2947

Current Analyst Coverage

Piper Sandler Companies
Raymond James and Associates, Inc.

For the Year

(in thousands except per share amounts)	2023	2022	Percentage Change
Net income	$ 78,004	$ 81,814	(4.7)%
Basic earnings per share	4.36	4.59	(5.0)
Diluted earnings per share	4.36	4.58	(4.8)
Cash dividends per share	1.80	1.68	7.1
Average shares outstanding	17,887	17,836	0.3 %

At Year End

(in thousands except per share amounts and employees)	2023	2022	Percentage Change
Total assets	$5,769,696	$5,380,316	7.2 %
Earning assets	5,442,203	5,058,829	7.6
Deposits, incl. repurchase agreements	4,949,867	4,641,574	6.6
Loans	4,050,906	3,709,290	9.2
Allowance for credit losses	49,543	45,981	7.7
Shareholders' equity	702,208	628,047	11.8
Book value per share	39.01	35.05	11.3
Market price per common share	43.86	45.93	(4.5)
Common shares outstanding	18,000	17,918	0.5 %
Full time equivalent employees	967	985	(1.8)

Significant Ratios

	2023	2022	Percentage Change
For the year			
Return on average assets	1.40 %	1.50 %	(6.7)%
Return on average common equity	11.75	12.73	(7.7)
Net interest margin	3.32	3.32	0.0
Net charge-offs to average loans	0.08	0.02	300.0
Efficiency ratio	54.29	53.12	2.2
At year end			
Capital ratios:			
Equity to assets	12.17 %	11.67 %	4.3 %
CBLR	13.69	13.55	1.0
Allowance to net loans	1.22	1.24	(1.6)
Allowance to nonperforming loans	354.71	300.36	18.1


Earnings Per Share
2023
$4.36
2022
$4.59
2021
$4.94
2020
$3.35
2019
$3.64
$0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 $4.00 $4.50 $5.00 $5.50


Dividends Per Share
2023
$1.80
2022
$1.68
2021
$1.57
2020
$1.53
2019
$1.48
$0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00


Noninterest Income (in thousands)
2023
$57,659
2022
$57,916
2021
$60,463
2020
$54,560
2019
$50,184
$0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 $70,000


Efficiency Ratio
2023
54.29%
2022
53.12%
2021
53.11%
2020
58.30%
2019
60.70%
0.00% 10.00% 20.00% 30.00% 40.00% 50.00% 60.00% 70.00%

Consolidated Statements of Income

Year Ended December 31

(in thousands except per share data)	2023	2022	Percentage Change
Interest income	$ 268,650	$ 197,742	35.9 %
Interest expense	95,540	28,640	233.6
Net interest income	173,110	169,102	2.4
Provision for credit losses	6,811	4,905	38.9
Noninterest income	57,659	57,916	(0.4)
Noninterest expense	125,390	121,071	3.6
Income before income taxes	98,568	101,042	(2.4)
Income tax expense	20,564	19,228	6.9
Net Income	**$ 78,004**	**$ 81,814**	(4.7)
Cash dividends per share	$ 1.80	$ 1.68	7.1 %
Book value per share	39.01	35.05	11.3
Average shares outstanding	17,887	17,836	0.3 %

Consolidated Balance Sheets

At December 31

(in thousands)	2023	2022	Percentage Change
Assets			
Cash and deposits in other banks	$ 271,645	$ 128,931	110.7 %
Securities	1,166,882	1,258,392	(7.3)
Loans, net of allowance	4,001,363	3,663,309	9.2
Other assets	329,806	329,684	0.0
Total Assets	**$5,769,696**	**$5,380,316**	7.2
Liabilities and Shareholders' Equity			
Deposits	$4,724,622	$4,426,143	6.7 %
Repurchase agreements	225,245	215,431	4.6
Federal funds purchased	500	500	0.0
Advances from Federal Home Loan Bank	334	355	(5.9)
Long-term debt	64,241	57,841	11.1
Other liabilities	52,546	51,999	1.1
Total Liabilities	**5,067,488**	**4,752,269**	6.6
Shareholders' Equity	**702,208**	**628,047**	11.8
Total Liabilities and Shareholders' Equity	**$5,769,696**	**$5,380,316**	7.2


Total Assets (in thousands)
2023
$5,769,696
2022
$5,380,316
2021
$5,418,257
2020
$5,139,141
2019
$4,366,003
$0
$1,000,000
$2,000,000
$3,000,000
$4,000,000
$5,000,000
$6,000,000
$7,000,000


Shareholders' Equity (in thousands)
2023
$702,208
2022
$628,047
2021
$698,202
2020
$654,865
2019
$614,886
$0
$100,000
$200,000
$300,000
$400,000
$500,000
$600,000
$700,000
$800,000


Total Loans (in thousands)
2023
$4,050,906
2022
$3,709,290
2021
$3,408,813
2020
$3,554,211
2019
$3,248,664
$0
$1,000,000
$2,000,000
$3,000,000
$4,000,000
$5,000,000


Nonperforming Assets to Total Assets
2023
0.27%
2022
0.35%
2021
0.37%
2020
0.67%
2019
1.22%
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%

SHAREHOLDERS



Our Company is focused on maintaining the highest level of operating performance necessary to create shareholder value.

As a performance-driven team, our directors, officers, and staff focus on providing a stable and competitive return for our investors. Our history of sharing our success with our shareholders continued during 2023, as we increased the cash dividend to our shareholders for the 43rd consecutive year.

CTBI must maintain certain minimum capital ratios for capital adequacy purposes. In 2020, CTBI elected to opt-in to the community bank leverage ratio (CBLR) framework, which simplifies the regulatory capital requirements for eligible bank holding companies. For 2023, CTBI was required to maintain a minimum CBLR ratio of 9.00%. At December 31, 2023, our CBLR ratio was 13.69%. Our tangible common equity/tangible assets ratio on December 31, 2023 remained strong at 11.16%.

Our annualized dividend yield to shareholders as of December 31, 2023 was 4.20%, and the five-year compound growth rate of cash dividends per share was 5.5%. The five-year compound growth rate of earnings per share was 5.4% at December 31, 2023, as Community Trust achieved earnings of $78.0 million compared to 2022 earnings of $81.8 million.

Shareholders' equity at $702.2 million at December 31, 2023 increased $74.2 million, or 11.8%, from December 31, 2022. Our stock experienced a 4.5% decrease in market price from December 31, 2022 to December 31, 2023.

Our stock is traded on the prestigious NASDAQ Global Select Market (a founding stock selection) and is also one of 50 founding stocks of the NASDAQ's Dividend Achievers Index. An investment in CTBI stock on December 31, 2018 would have provided an annualized total return of 5.6% as of December 31, 2023.

Our employees are committed to the mission of your Company by also making it their company, as evidenced by their ownership of the Company's stock. Through their 401(k) and ESOP plans, our employees collectively own 1.1 million shares, or 6.3%, of Community Trust Bancorp, Inc. stock. This ownership, along with their individually owned shares, makes our employees our largest shareholder.

"Our Company is focused on maintaining the highest level of operating performance necessary to create shareholder value."

Book Value Per Share

Year	Book Value Per Share
2023	$39.01
2022	$35.05
2021	$39.13
2020	$36.77
2019	$34.56



CUSTOMERS

We are proud to have served our customers for more than 120 years, and we want to thank each and every one of them for allowing Community Trust Bancorp, Inc. to be their financial services provider! In 2023, Community Trust served more than 295,000 customers.

During 2023, Community Trust Bank, Inc. was honored for the 15th consecutive year with the "Gold Lender Award" from the United States Small Business Administration (SBA) as Kentucky's Volume SBA 7a Community Bank Lender. Community Trust participates in several programs through the Federal Home Loan Bank (FHLB) of Cincinnati, Ohio to fund affordable housing projects in partnership with organizations like Habitat for Humanity and HOMES, Inc. of Letcher County, Kentucky. We also make grant funds available directly to low and moderate income families through FHLB's "Welcome Home" program.

Outstanding customer service is our goal. We are committed to bringing new and innovative technological advances to our customers. Our "Mortgage Center" offers our customers convenient mortgage tools to help guide them through the process of choosing and getting a loan using an online application. Applicants may apply for a loan using a checklist to find out what information they will need when applying. This online application also provides a "mortgage glossary" to lookup terms and a calculator to determine their estimated payments. The "Meridian Link Portal" on our website allows customers to apply for consumer and vehicle loans online as well.

In 2023, we introduced Zelle® – a fast, safe, and easy way for our customers to send money to friends, family, and other people they trust, wherever they bank, through our Community Trust Bank mobile app. We also introduced Mobile Wallet during 2023, which contains our debit card alerts, card controls, and Apple Wallet. A mobile wallet is a type of payment service that allows users to send and receive money via mobile devices, a form of e-commerce that is secure, convenient, and easy to access and use.

In addition, we introduced digital card issuance, which allows our customers to use their Community Trust Bank Visa Debit Card without waiting for the physical card to arrive in the mail. When a customer is approved for a checking account or reports a lost/stolen debit card, we will issue them a digital card to add to their digital wallet (Apple Pay).

Our Advantage Checking and Advantage Checking Plus Interest deposit products, introduced in 2022, have features that include an identity theft monitoring and resolution service, $10,000 in accidental death and dismemberment insurance, cellular telephone insurance, roadside assistance, travel and leisure discounts, and shopping rewards. The products are designed to give our customers more savings, convenience, and security in a checking account.

Aside from our vast array of digital and electronic services, we continue to expand our footprint of brick and mortar branches. On January 29, 2024, we opened a new, full-service branch in Florence, Kentucky to better serve our customers in Boone County and Northern Kentucky.

Our deposit related products and services include certificates of deposits, savings accounts, online banking and online bill payment, mobile banking, business and consumer mobile remote deposit capture, and commercial cash management services. In 2023, Community Trust offered customers certificate of deposit specials with competitive rates and 13-month and 17-month terms. We also continued to offer our HOOPS CD special, a consumer certificate of deposit with the rate tied to the success of the University of Kentucky men's basketball team.

We offer our customers convenient access to their accounts through our network of 85 ATMs. The total number of ATMs to which our customers have free access is more than 100. Please visit our website at https://www.ctbi.com for a complete listing of our ATM locations.

Our trust and wealth management professionals are dedicated to helping individuals and businesses identify the right products and services to meet their unique needs. We offer customers a full line of wealth and trust management, estate planning, and retirement planning services, in addition to full service brokerage and life insurance products.

Since 1903, we have worked hard to meet the financial product and service needs of our customers - individuals, businesses, and organizations - by helping them achieve their financial goals. We are pleased to serve our customers with our extensive, convenient electronic banking services, as well as through our 80 banking offices and five trust offices in Kentucky, West Virginia, and Tennessee.

EMPLOYEES



Our employees are Community Trust's most valuable asset.

The success of our employees means success for Community Trust. We recognize the long-term value of a highly skilled, dedicated workforce, with an average tenure of over 10 years. We are committed to providing our employees with opportunities for personal and professional growth by providing reimbursement of educational expenses, encouraging attendance at seminars and in-house training programs, and sponsoring memberships in local civic organizations. Our employees recognize the long-term benefit of working with our organization, as evidenced by the 20% of our employees who have more than 20 years of service.

Our employees participate in numerous coaching, training, and education programs throughout the year. Additionally, Community Trust makes online training available to employees. As a result, over 1,130 employees completed 156 different compliance and technical skill training courses through our Regulatory University system during 2023. Some employees also worked on their skill development through post-secondary education courses, which were funded through our Educational Assistance Program.

Community Trust offers its employees competitive compensation, as well as a highly competitive benefits package of health, life, retirement benefits, education reimbursement programs, and incentive plans. Community Trust is proud to have paid in excess of $20.8 million in support of these programs in 2023.

We actively support our employees with a wellness program. Since beginning the program in 2004, participating employees have experienced improvements in the prevention of cardiovascular disease, cancer, and diabetes. Many of our employees have experienced decreases in elevated medical risk factors, including alcohol consumption, tobacco usage, physical inactivity, high stress, high cholesterol, and high blood pressure.

We recognize the hard work and dedication of our employees. Participants can earn cash bonuses and win awards for top achievement. In March 2024, we held our 25th annual "Pinnacle of Success" awards dinner and recognized 56 employees and 12 teams for their outstanding performance in business development and service during the prior year. We have included the names of those employees, as well as the department, offices, markets, and regions recognized on page 16.



The success of our employees means success for Community Trust.



COMMUNITIES

We have helped our friends and neighbors fulfill their financial dreams for more than 120 years. In doing so, we have helped to build better communities. The progress and improvements upon which we focus are in the areas of jobs and the economy, education and health care, and overall quality of life.

Our continuing support of our communities, both financially and through the volunteer service of our employees, has helped build great places to live for both our customers and our fellow employees. During 2023, we donated more than $1.2 million to community organizations involved in a wide variety of civic activities, including economic development, affordable housing, job creation, education, cultural enrichment, medical research, and health care.

Our employees contributed over 1,500 community service hours to organizations having a community development purpose per Community Reinvestment Act (CRA) guidelines. Community Trust Bank's community development lending totaled over $43 million for the year 2023. Also, during 2023, CTBI made contributions totaling over $807 thousand to aid low and moderate income families and communities and encourage economic development.

Community Trust employees provide leadership, monetary support, and countless volunteer hours to many exceptional local community organizations in all of the communities we serve. Our employees are active in a wide variety of community organizations, including volunteering thousands of hours each year.

Community Trust actively participates in a vast and wide variety of organizations, including providing leadership by participating in their boards of directors and attending meetings, conferences, and workshops. In 2023, Community Trust continued to actively support SOAR (Shaping Our Appalachian Region), One East Kentucky, Ashland Alliance, and numerous local chambers of commerce to expand job opportunities; enhance the economy of the region; encourage innovation, entrepreneurship, geographic cooperation, and a diversified workforce; improve the quality of life of our citizens; and support all those working to achieve these goals.

Community Trust continues to help our communities in hometowns across Kentucky, West Virginia, and Tennessee grow and prosper.



CTBI Community Financial Support
2023
$1,224,000
2022
$1,544,000
2021
$1,150,000
2020
$964,000
2019
$1,068,000
$0
$200,000
$400,000
$600,000
$800,000
$1,000,000
$1,200,000
$1,400,000
$1,600,000
$1,800,000

EXECUTIVE COMMITTEE



MARK A. GOOCH
Chairman, President
and CEO
Community Trust Bancorp, Inc.
Chairman and CEO
Community Trust Bank, Inc.
Chairman
Community Trust and
Investment Company



RICHARD W. NEWSOM
Executive Vice President
Community Trust Bancorp, Inc.
Director and President
Community Trust Bank, Inc.



ANDY WATERS
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment
Company



BILLIE J. DOLLINS
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Central Kentucky Region President
Community Trust Bank, Inc.



JAMES B. DRAUGHN
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice
President/Operations
Community Trust Bank, Inc.



C. WAYNE HANCOCK II
Executive Vice President
and Secretary
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Legal Officer
Community Trust Bank, Inc.



* STEVEN E. JAMESON
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/Chief
Internal Audit & Risk Officer
Community Trust Bank, Inc.



ANDREW JONES
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Northeastern Region President
Community Trust Bank, Inc.



MARK SMITH
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Credit Officer
Community Trust Bank, Inc.



RICKY D. SPARKMAN
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/South
Central Region President
Community Trust Bank, Inc.



KEVIN J. STUMBO
Executive Vice President, CFO
and Treasurer
Community Trust Bancorp, Inc.
Executive Vice President/CFO
Community Trust Bank, Inc.
Vice President
Community Trust and
Investment Company



DAVID I. TACKETT
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Eastern Region President
Community Trust Bank, Inc.

In Appreciation of Dedicated Service



JAMES J. GARTNER
Retired Chief Credit Officer

* Non-voting Member



*** MARK A. GOOCH
Chairman, President and CEO
Community Trust Bancorp, Inc.
Chairman and CEO
Community Trust Bank, Inc.
Chairman
Community Trust and Investment Company



** RICHARD W. NEWSOM
Executive Vice President
Community Trust Bancorp, Inc.
Director and President
Community Trust Bank, Inc.



*** ANDY WATERS
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment Company



*** CHARLES J. BAIRD
President
Baird & Baird, P.S.C.
Pikeville, Kentucky



*** FRANKLIN H. FARRIS, JR.
Owner
Farris Advisory Services, LLC
Louisville, Kentucky



*** E.B. LOWMAN II
Chairman and CEO
Cardinal Management Ltd.
Ashland, Kentucky



*** EUGENIA CRITTENDEN "CRIT" LUALLEN
Vice Chairman and Lead Independent Director
Former Lt. Governor
Commonwealth of Kentucky
Frankfort, Kentucky



** INA MICHELLE MATTHEWS
President
Childers Oil/Double Kwik
Whitesburg, Kentucky



*** JAMES E. MCGHEE II
President
Three JC Investments, LLC
Pikeville, Kentucky



* FRANKY MINNIFIELD
President
Minnifield Enterprize, Inc.
Lexington, Kentucky



* JEFFERSON F. SANDLIN
General Manager and Chief Operating Officer
Perry Distributor's Inc.
Hazard, Kentucky



* ANTHONY W. ST. CHARLES
President and CEO
The St. Charles Group, LLC
Cincinnati, Ohio



** CHAD C. STREET
DMD, MD
Owner and President
East Kentucky Oral & Maxillofacial Surgery
Pikeville, Kentucky



* LILLIAN (KAY) WEBB
Director
Center for Career, Vocation, and Leadership
University of Pikeville
Pikeville, Kentucky.

In Appreciation of Dedicated Service



M. LYNN PARRISH
Retired Chairman of the Board

Boards of Directors

* **Community Trust Bancorp, Inc.**
** **Community Trust Bank, Inc.**
*** **Community Trust and Investment Company**

ADVISORY BOARD MEMBERS

Central Region

Billie J. Dollins
Regional President

Lexington

Billie J. Dollins
Regional President

James C. Baughman, Jr.
Robert A. Branham
Anne Gay Donworth
C. Glen Combs
Jenny Dulworth-Albert
James E. Keeton III
Robert D. Kelly
James H. Schrader
Daryl Smith
Andrew Jarvis

Danville/Harrodsburg

Jesse Johnson
Market President

Bob Allen
Scott Burks
Bob Davis
Bruce Harper
Myrna Miller
Larry Scott, M.D.
Walter "Skip" Stocker
David Maynard
+ Alvis Johnson

Mt. Sterling

Billie J. Dollins
Regional President

Byron Amburgey
Marcus Shane Back
Jefferson Brother
Brigitte Danielle King, M.D.
Angela Patrick
Dale Sorrell
James R. Staton
Gail Wright
++ Reid Evans

Richmond

Tim Houck
Market President

Jeannette Crockett
Alison Emmons
David Fernandez
James H. Howard
Elizabeth McCarty
Randall Stone

Versailles

Jeffrey Koonce
Market President

Robert Cleveland
John Cook
Jack Givens
Phil Huddleston
Alice Kiviniemi
William Klier
Rodney Mitchell
Bob Watson

Winchester

David Wills
Market President

Thomas R. Goebel
Carl E. Jennings
Robert M. Powe, Jr.
David W. Underhill
Gardner D. Wagers

Eastern Region

David I. Tackett
Regional President

Pikeville*

William Brett Keene
Market President

Floyd/Knott/Johnson*

John "JR" Caldwell
Market President

Hazard

Charlene Miller
Market President

William Bettinazzi
Frances Feltner
Meriwether W. Hall
Charles Housley
Tim Short
Alan Dale Williams

Tug Valley

Duanne Thompson
Market President

Joshua Leonard, D.M.D.
James E. Caines
Harold Davis
Timothy A. Hatfield
Philip A. Haywood
John Mark Hubbard
Paul E. Pinson

Whitesburg

Daryl Slone
Market President

L.M. Mike Caudill
Reed Caudill
Gwendolyn Christon
Sandra Hogg
Sam W. Quillen, Jr., D.M.D.
+++ Pauline C. Ritter-Combs

Northeastern Region

Andrew Jones
Regional President

Ashland

Andrew Jones
Regional President

E. B. Lowman II
E. B. Lowman III
John McMeans
Ann Perkins
James C. Williams

Advantage Valley

Allen Burner
Market President

Carl Midkiff
Christopher J. Plybon
Julian Saad

Flemingsburg

Emery O. Clark III
Market President

Michael A. Boyd, M.D.
Steve Humphries
Duane Lowe
T. Scott Perkins, D.M.D.
Regina Rose
Frank Vice, D.V.M.

Summersville

Jeff Lilly
Market President

Paul Buechler
Ellis S. Frame III
David Michael Hughes
Marshall Robinson

South Central Region

Ricky Sparkman
Regional President

Campbellsville

Ricky Sparkman
Regional President

Barry Bertram
Eddie Hazelwood
Barry Pennington
Jerry Russell
John Waldrop

LaFollette

Rhonda Longmire
Market President

James C. Farris, M.D.
Marvin Minton
Peggy Payne
Thomas Robards
Robert L. Woodson III

Middlesboro

Rebecca Hensley
Market President

Roger Ball
Marcum Brogan
Meredith J. Evans, M.D.
Keith A. Nagle

Mt. Vernon

Betty Frederick
Market President

Martha Cox
Gary W. Mink
Tommy H. Mink

Williamsburg

Jamie Harrison
Market President

Ray F. Bryant
Joseph E. Early, Sr.
Karen Hyde
Dallas B. Steely
Mark S. Stephens
++++ E. L. Ballou, D.M.D.

* These markets are served by the Community Trust Bank, Inc. Board of Directors.

+ Deceased 7/15/2023
++ Deceased 2/4/2024
+++ Deceased 11/11/2023
++++ Deceased 7/7/2023

BRANCH LOCATIONS

Central Region

Danville

* Danville Main	462 W. Main St.	859-239-9200
Danville Manor	1560 Hustonville Rd.	859-239-9460
Harrodsburg	570 Chestnut St.	859-734-4354

Florence

Florence Main	8660 Haines Drive	859-384-0631

Lexington

* Vine Street	100 E. Vine St.	859-389-5350
Beaumont	901 Beaumont Centre Pkwy.	859-223-1111
Hamburg	2417 Sir Barton Way	859-264-1938
Leestown	109 Louie Place	859-258-2659
Pasadena	185 Pasadena Dr.	859-313-5425
Richmond Road	3090 Richmond Rd.	859-269-0164

Mt. Sterling

Mt. Sterling Main	110 N. Maysville St.	859-497-6900
Mt. Sterling North	196 Evans Dr.	859-497-6970

Richmond

Eastern Bypass	860 Eastern Bypass	859-624-4622
Richmond Main	128 W. Main St.	859-623-2747
Berea North	525 Walnut Meadow Rd.	859-985-0561

Versailles

Versailles Main	470 Lexington Rd.	859-879-5400
Frankfort East	427 Versailles Rd.	502-848-0913
Frankfort West	1205 S. Hwy. 127	502-696-0720
Georgetown Main	315 Pleasant View Dr.	502-863-0433
Georgetown Walmart	112 Osborne Way	502-863-4693

Winchester

Winchester Main	120 S. Main St.	859-745-7200
Winchester Plaza	125 Winchester Plaza	859-745-7220

Eastern Region

Floyd/Knott/Johnson

Allen	6424 KY Rt. 1428	606-874-0408
Floyd County	161 S. Lake Dr.	606-886-2382
Paintsville Walmart	470 N. Mayo Trl.	606-788-9934
Knott County	107 W. Main St.	606-785-5095

Hazard

Airport Gardens	1665 Combs Rd.	606-487-2160
Black Gold	100 Citizens Ln.	606-436-2157
Hazard Village	101 Village Ln.	606-487-2152

Tug Valley

Williamson	101 E. 2nd Ave.	304-235-5454
Tug Valley	28160 US Hwy. 119	606-237-6051

Pikeville

Elkhorn City	211 W. Russell St.	606-754-5589
Marrowbone	10579 Regina Belcher Hwy.	606-754-4462
Mouthcard	32 N. Levisa Rd.	606-835-4907
Phelps	38720 State Hwy. 194 E.	606-456-8701
* Pikeville Main	346 N. Mayo Trl.	606-432-1414
Pikeville Main Street	137 Main St.	606-437-3326
Pikeville Walmart	254 Cassidy Blvd.	606-437-0048
Town Mountain	105 Northgate Dr.	606-437-3323
Virgie	1056 KY Hwy. 610 W.	606-639-4451
Weddington Plaza	4205 N. Mayo Trl.	606-432-4529

Whitesburg

Whitesburg Main	155 Main St.	606-633-0161
West Whitesburg	24 Pkwy. Plaza Loop	606-633-4532
Jenkins	9505 Hwy. 805	606-832-2477
Isom	56 Isom Plaza	606-633-5995
Neon	1001 Hwy. 317	606-855-4435

Northeastern Region

Advantage Valley

Alum Creek	315 Midway Rd.	304-756-3317
Hamlin	8049 Lynn Ave.	304-824-7223
Fort Gay	735 Court St.	304-648-7200
Pullman Square	952 3rd Ave.	304-697-0272

Flemingsburg

Ewing	1527 Ewing Rd.	606-267-2061
Flemingsburg Main	36 Brookhaven Dr.	606-845-3551
South Ridge	108 Clark St.	606-849-2304

Ashland

* Ashland Main	1544 Winchester Ave.	606-329-6000
South Ashland	2101 29th St.	606-329-6600
Summit	7100 US Rt. 60	606-928-9555
Westwood	721 Wheatley Rd.	606-329-6610
Russell	970 Diederich Blvd.	606-329-6680

Summersville

Summersville	507 Main St.	304-872-2711

South Central Region

Campbellsville

Campbellsville Main	1218 E. Broadway St.	270-789-5900
Campbellsville Bypass	402 Campbellsville Bypass	270-469-1472
Columbia	1005 Jamestown St.	270-384-4771
Greensburg	205 S. Main St.	270-932-7464
Lebanon	521 W. Main St.	270-692-0064
Somerset North	239 N. Hwy. 27	606-679-8826
Somerset South	3809 S. Hwy. 27	606-679-8446
Jamestown	752 N. Main St.	270-343-2556

Williamsburg

Williamsburg Main	201 N. 3rd St.	606-549-5000
Convenience Center	895 S. Hwy. 25 W.	606-539-2251
Corbin	678 US Hwy. 25 W.	606-526-8777
London South	1706 Hwy. 192 W.	606-877-2644
London North	38 Shiloh Dr.	606-864-2439

Middlesboro

Middlesboro Main	1918 Cumberland Ave.	606-248-9600
Middlesboro East	1206 E. Cumberland Ave.	606-248-9642
Pineville	11792 US Hwy. 25 E.	606-337-6122

Mt. Vernon

Mt. Vernon Main	2134 Lake Cumberland Rd.	606-256-5141
Mt. Vernon Downtown	120 Main St.	606-256-5142

LaFollette

* LaFollette Main	106 S. Tennessee Ave.	423-562-3364
Jacksboro	2603 Jacksboro Pike	423-566-7800
Clinton	2106 Charles G. Seivers Blvd.	865-457-8684

*Community Trust and Investment Company has offices in these locations.


Pinnacle Awards
Community Trust Bancorp, Inc.
Pinnacle Awards
Community Trust Bancorp, Inc.
Pinnacle Awards Banquet
Community Trust Bancorp, Inc.

2024 Pinnacle Award

Honorees

for 2023 Results

Individual Success

David Akers
Anthony Anderson
Steve Belcher
Brian Bevins
Zachary Cantrell
Brittany Causey
Brian Clark
Gerrie Clark
Billy Cowan
Benji Dean
Sherry Dotson
Jonathan Drage
Tracey Ferrell
Dorothy Franklin
Betty Frederick
Todd Hargis
Brent Harpster
Jamie Harrison
Timothy D. Houck
Stephanie Hudson
Sean Hurley
Andrew Jarvis
Chris Johnson
Brett Keene
Jeffrey Koonce
Tommie Layne
Sabrina Lequire
Rhonda S. Longmire
Rita Martin
Elizabeth Maynard-Johnson
Bobby Terrell Medley
Gaylon D. Neat
Jessica R. Osborne
Joyce Pelly
Barry Pennington
Joel Prichard
Melissa Rhodes
Shirley Riley
April D. Roberts
Paola Roe
Joshua R. Slone
Roger Smith
Don Spears
Natalie Stewart
Judy Stump
Helena Syck
Rusty Tackett
Lisa Thacker
Zachary Thacker
Jody Thompson
Joy Turnmire
Nikki Warford
Bob Watson
Kristin Webb
Michael Willis
Brittany Winburn

Team Success

Central Region
Eastern Region
Floyd County Office
Floyd-Knott Market
Georgetown Main Office
Knott County Office
Lexington Market
Pikeville Main Office
Pikeville Market
Tug Valley Office
Versailles Main Office
Williamsburg Market

building communities...built on trust®

Financial Information

Community Trust Bancorp, Inc.
2023 Annual Report

Financial Statements and Supplementary Data

Community Trust Bancorp, Inc.
Consolidated Balance Sheets

(dollars in thousands)

December 31	2023	2022
Assets:		
Cash and due from banks	$ 58,833	$ 51,306
Interest bearing deposits	212,567	77,380
Cash and cash equivalents	271,400	128,686
Certificates of deposit in other banks	245	245
Debt securities available-for-sale at fair value (amortized cost of $1,301,244 and $1,430,605, respectively)	1,163,724	1,256,226
Equity securities at fair value	3,158	2,166
Loans held for sale	152	109
Loans	4,050,906	3,709,290
Allowance for credit losses	(49,543)	(45,981)
Net loans	4,001,363	3,663,309
Premises and equipment, net	45,311	42,633
Operating right-of-use assets	12,607	13,809
Finance right-of-use assets	3,096	3,262
Federal Home Loan Bank stock	4,712	6,676
Federal Reserve Bank stock	4,887	4,887
Goodwill	65,490	65,490
Bank owned life insurance	101,461	92,746
Mortgage servicing rights	7,665	8,468
Other real estate owned	1,616	3,671
Deferred tax asset	28,141	39,878
Accrued interest receivable	23,575	19,592
Other assets	31,093	28,463
Total assets	$ 5,769,696	$ 5,380,316
Liabilities and shareholders' equity:		
Deposits:		
Noninterest bearing	$ 1,260,690	$ 1,394,915
Interest bearing	3,463,932	3,031,228
Total deposits	4,724,622	4,426,143
Repurchase agreements	225,245	215,431
Federal funds purchased	500	500
Advances from Federal Home Loan Bank	334	355
Long-term debt	64,241	57,841
Operating lease liability	12,958	14,160
Finance lease liability	3,435	3,468
Accrued interest payable	7,389	2,237
Other liabilities	28,764	32,134
Total liabilities	5,067,488	4,752,269
Commitments and contingencies (notes 17 and 19)	-	-
Shareholders' equity:		
Preferred stock, 300,000 shares authorized and unissued	-	-
Common stock, $5.00 par value, shares authorized 25,000,000; shares outstanding 2023 – 17,999,840; 2022 – 17,918,280	89,999	89,591
Capital surplus	231,130	229,012
Retained earnings	484,400	438,596
Accumulated other comprehensive loss, net of tax	(103,321)	(129,152)
Total shareholders' equity	702,208	628,047
Total liabilities and shareholders' equity	$ 5,769,696	$ 5,380,316

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income (Loss)

(in thousands except per share data)

Year Ended December 31	2023	2022	2021
Interest income:			
Interest and fees on loans, including loans held for sale	$ 230,844	$ 169,885	$ 160,198
Interest and dividends on securities:			
Taxable	27,263	21,695	13,981
Tax exempt	2,678	2,998	3,098
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	759	603	486
Interest on Federal Reserve Bank deposits	6,831	2,439	372
Other, including interest on federal funds sold	275	122	34
Total interest income	268,650	197,742	178,169
Interest expense:			
Interest on deposits	81,167	24,068	12,753
Interest on repurchase agreements and federal funds purchased	8,994	2,540	1,254
Interest on advances from Federal Home Loan Bank	1,004	20	0
Interest on long-term debt	4,375	2,012	1,083
Total interest expense	95,540	28,640	15,090
Net interest income	173,110	169,102	163,079
Provision for credit losses (recovery)	6,811	4,905	(6,386)
Net interest income after provision for credit losses (recovery)	166,299	164,197	169,465
Noninterest income:			
Deposit related fees	29,935	29,049	26,529
Gains on sales of loans, net	395	1,525	6,820
Trust and wealth management income	13,025	12,394	12,644
Loan related fees	3,792	6,185	5,578
Bank owned life insurance	3,517	2,708	2,844
Brokerage revenue	1,473	1,846	1,962
Securities gains (losses)	996	(168)	(158)
Other noninterest income	4,526	4,377	4,244
Total noninterest income	57,659	57,916	60,463
Noninterest expense:			
Officer salaries and employee benefits	15,206	15,922	19,713
Other salaries and employee benefits	58,505	56,568	54,401
Occupancy, net	8,900	8,380	8,306
Equipment	2,943	2,703	2,548
Data processing	9,726	8,910	8,039
Bank franchise tax	1,649	1,528	1,705
Legal fees	1,131	1,159	1,160
Professional fees	2,219	2,275	2,039
Advertising and marketing	3,214	3,005	2,928
FDIC insurance	2,483	1,447	1,381
Other real estate owned provision and expense	350	456	1,401
Repossession expense	531	546	344
Amortization of limited partnership investments	2,638	2,853	3,352
Other noninterest expense	15,895	15,319	11,968
Total noninterest expense	125,390	121,071	119,285
Income before income taxes	98,568	101,042	110,643
Income taxes	20,564	19,228	22,704
Net income	$ 78,004	$ 81,814	$ 87,939

See notes to consolidated financial statements.

(in thousands except per share data)

Year Ended December 31		**2023**		**2022**		**2021**
Other comprehensive income (loss):						
Unrealized holding gains (losses) on debt securities available-for-sale:						
Unrealized holding gains (losses) arising during the period		36,863		(168,060)		(24,827)
Less: Reclassification adjustments for realized gains (losses) included in net income		4		(81)		60
Tax expense (benefit)		11,028		(43,675)		(6,471)
Other comprehensive income (loss), net of tax		25,831		(124,304)		(18,416)
Comprehensive income (loss)	$	103,835	$	(42,490)	$	69,523
Basic earnings per share	$	4.36	$	4.59	$	4.94
Diluted earnings per share	$	4.36	$	4.58	$	4.94
Weighted average shares outstanding-basic		17,887		17,836		17,786
Weighted average shares outstanding-diluted		17,900		17,851		17,804

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except per share and share amounts)	Common Shares	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
Balance, December 31, 2020	17,810,401	$ 89,052	$ 225,507	$ 326,738	$ 13,568	$ 654,865
Net income				87,939		87,939
Other comprehensive income (loss)					(18,416)	(18,416)
Cash dividends declared ($1.57 per share)				(27,927)		(27,927)
Issuance of common stock	41,168	205	760			965
Issuance of restricted stock	9,193	46	(46)			0
Vesting of restricted stock	(17,681)	(88)	88			0
Stock-based compensation			776			776
Balance, December 31, 2021	17,843,081	89,215	227,085	386,750	(4,848)	698,202
Net income				81,814		81,814
Other comprehensive income (loss)					(124,304)	(124,304)
Cash dividends declared ($1.68 per share)				(29,968)		(29,968)
Issuance of common stock	54,125	271	770			1,041
Issuance of restricted stock	50,438	252	(252)			0
Vesting of restricted stock	(29,364)	(147)	147			0
Stock-based compensation			1,262			1,262
Balance, December 31, 2022	17,918,280	89,591	229,012	438,596	(129,152)	628,047
Net income				78,004		78,004
Other comprehensive income (loss)					25,831	25,831
Cash dividends declared ($1.80 per share)				(32,200)		(32,200)
Issuance of common stock	52,857	265	864			1,129
Issuance of restricted stock	52,865	264	(264)			0
Vesting of restricted stock	(23,372)	(117)	117			0
Forfeiture of restricted stock	(790)	(4)	4			
Stock-based compensation			1,397			1,397
Balance, December 31, 2023	17,999,840	$ 89,999	$ 231,130	$ 484,400	$ (103,321)	$ 702,208

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) **Year Ended December 31**	**2023**	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 78,004	$ 81,814	$ 87,939
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,351	5,219	5,033
Deferred taxes	709	3,250	2,330
Stock-based compensation	1,576	1,366	850
Provision for credit losses (recovery)	6,811	4,905	(6,386)
Write-downs of other real estate owned and other repossessed assets	211	285	864
Gains on sale of loans held for sale	(395)	(1,525)	(6,820)
Securities gains (losses)	(4)	81	(60)
Fair value adjustment in equity securities	(992)	87	218
Gains on sale of assets, net	(408)	(354)	(165)
Proceeds from sale of mortgage loans held for sale	15,203	65,974	307,843
Funding of mortgage loans held for sale	(14,851)	(61,926)	(280,396)
Amortization of securities premiums and discounts, net	2,658	5,466	8,010
Change in cash surrender value of bank owned life insurance	(2,361)	(1,650)	(1,873)
Payment of operating lease liabilities	(1,560)	(1,773)	(1,693)
Mortgage servicing rights:			
Fair value adjustments	965	(1,069)	(428)
New servicing assets created	(162)	(625)	(2,278)
Changes in:			
Accrued interest receivable	(3,983)	(4,177)	403
Other assets	(2,630)	2,507	4,918
Accrued interest payable	5,152	1,221	(227)
Other liabilities	(3,562)	608	(2,387)
Net cash provided by operating activities	85,732	99,684	115,695
Cash flows from investing activities:			
Certificates of deposit in other banks:			
Purchase of certificates of deposit	(245)	0	0
Maturity of certificates of deposit	245	0	0
Securities available-for-sale (AFS):			
Purchase of AFS securities	(19,478)	(179,627)	(797,445)
Proceeds from sales of AFS securities	21,529	11,462	1,080
Proceeds from prepayments, calls, and maturities of AFS securities	124,656	193,843	305,361
Change in loans, net	(344,217)	(302,466)	146,050
Purchase of premises and equipment	(6,322)	(6,218)	(2,373)
Proceeds from sale and retirement of premises and equipment	375	620	830
Redemption of stock by Federal Home Loan Bank	1,964	1,463	1,909
Proceeds from sale of other real estate owned and repossessed assets	1,295	988	2,819
Additional investment in other real estate owned and repossessed assets	(47)	(73)	0
Additional investment in bank owned life insurance	(6,690)	0	(17,181)
Proceeds from settlement of bank owned life insurance	336	1	330
Net cash used in investing activities	(226,599)	(280,007)	(358,620)
Cash flows from financing activities:			
Change in deposits, net	298,479	81,851	328,210
Change in repurchase agreements and federal funds purchased, net	9,814	(55,657)	(84,774)
Advances from Federal Home Loan Bank	225,000	45,000	0
Payments on advances from Federal Home Loan Bank	(225,021)	(45,020)	(20)
Payment of finance lease liabilities	(33)	(24)	(19)
Proceeds from long-term debt/other borrowings	6,563	0	0
Repayment of long-term debt/other borrowings	(163)	0	0
Issuance of common stock	1,129	1,041	965
Dividends paid	(32,187)	(29,938)	(27,916)
Net cash provided by (used in) financing activities	283,581	(2,747)	216,446
Net increase (decrease) in cash and cash equivalents	142,714	(183,070)	(26,479)
Cash and cash equivalents at beginning of year	128,686	311,756	338,235
Cash and cash equivalents at end of year	$ 271,400	$ 128,686	$ 311,756

See notes to consolidated financial statements.

(in thousands)

Year Ended December 31	2023	2022	2021
Supplemental disclosures:			
Income taxes paid	$ 20,728	$ 16,293	$ 19,485
Interest paid	90,388	27,419	15,316
Non-cash activities:			
Loans to facilitate the sale of other real estate owned and repossessed assets	1,306	1,124	1,733
Common stock dividends accrued, paid in subsequent quarter	291	278	248
Real estate and assets acquired in settlement of loans	658	2,433	1,200
Right-of-use assets obtained in exchange for new operating/finance lease liabilities	358	5,539	0

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Accounting Policies

Basis of Presentation – The consolidated financial statements include Community Trust Bancorp, Inc. ("CTBI") and our subsidiaries, including our principal subsidiary, Community Trust Bank, Inc. ("CTB"). Intercompany transactions and accounts have been eliminated in consolidation.

Nature of Operations – Substantially all assets, liabilities, revenues, and expenses are related to banking operations, including lending, investing of funds, obtaining of deposits, trust and wealth management operations, full service brokerage operations, and other financing activities. All of our business offices and the majority of our business are located in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee.

Use of Estimates – In preparing the consolidated financial statements, management must make certain estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues, and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Such estimates include, but are not limited to, the allowance for credit losses ("ACL"), goodwill, and the valuation of financial instruments.

The accompanying financial statements have been prepared using values and information currently available to CTBI.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the ACL, and capital.

Cash and Cash Equivalents – CTBI considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other financial institutions, and federal funds sold. Generally, federal funds are sold for one-day periods.

Certificates of Deposit in Other Banks – Certificates of deposit in other banks generally mature within 18 months and are carried at cost.

Investments – Management determines the classification of securities at purchase. We classify debt securities into held-to-maturity, trading, or available-for-sale categories. Held-to-maturity ("HTM") securities are those which we have the positive intent and ability to hold to maturity and are reported at amortized cost. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments – Debt Securities*, investments in debt securities that are not classified as held-to-maturity shall be classified in one of the following categories and measured at fair value in the statement of financial position:

a. Trading securities. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

b. Available-for-sale securities. Investments not classified as trading securities (nor as HTM securities) shall be classified as available-for-sale ("AFS") securities.

We do not have any securities that are classified as trading securities. AFS securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. If declines in fair value are other than temporary, the carrying value of the securities is written down to fair value as a realized loss with a charge to income for the portion attributable to credit losses and a charge to other comprehensive income for the portion that is not credit related.

For AFS debt securities in an unrealized loss position, we evaluate the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in accumulated other comprehensive income, net of tax. Credit-related impairment is recognized as an ACL for AFS debt securities on the consolidated balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable on AFS debt securities is excluded from the estimate of credit losses. Both the ACL for AFS debt securities and the adjustment to net income may be reversed if conditions change. However, if we intend to sell an impaired AFS debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL for AFS debt securities in this situation.

In evaluating AFS debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, we consider the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. There were no credit related factors underlying unrealized losses on AFS debt securities at December 31, 2023 and 2022, therefore, no ACL for AFS securities was recorded.

Changes in the ACL for AFS debt securities are recorded as expense. Losses are charged against the ACL for AFS debt securities when management believes the uncollectability of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Gains or losses on disposition of debt securities are computed by specific identification for those securities. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

HTM securities are subject to an allowance for lifetime expected credit losses, determined by adjusting historical loss information for current conditions and reasonable and supportable forecasts. The forward-looking evaluation of lifetime expected losses will be performed on a pooled basis for debt securities that share similar risk characteristics. These allowances for expected losses must be made by the holder of the HTM debt security when the security is purchased. At December 31, 2023 and 2022, CTBI held no securities designated as HTM.

CTBI accounts for equity securities in accordance with ASC 321, *Investments – Equity Securities*. ASC 321 requires equity investments (except those accounted for under the equity method and those that result in the consolidation of the investee) to be measured at fair value, with changes in fair values recognized in net income.

Equity securities with a readily determinable fair value are required to be measured at fair value, with changes in fair value recognized in net income. Equity securities without a readily determinable fair value are carried at cost, less any impairment, if any, plus or minus changes resulting from observable price changes for identical or similar investments. As permitted by ASC 321-10-35-2, CTBI can make an irrevocable election to subsequently measure an equity security without a readily determinable fair value, and all identical or similar investments of the same issuer, including future purchases of identical or similar investments of the same issuer, at fair value. CTBI has made this election for our Visa Class B equity securities. The fair value of these securities was determined by a third party service provider using Level 3 inputs as defined in ASC 820, *Fair Value Measurement*, and changes in fair value are recognized in income.

Loans – Loans with the ability and the intent to be held until maturity and/or payoff are reported at the carrying value of unpaid principal reduced by unearned interest, an ACL, and unamortized deferred fees or costs and premiums. Income is recorded on the level yield basis. Interest accrual is discontinued when management believes, after considering economic and business conditions, collateral value, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments remain current for a period of time, generally six months, and future payments appear reasonably certain. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans, or commitments as a yield adjustment.

Leases – CTBI accounts for leases under ASC 842, recording a right-of-use asset and a lease liability for all leases with terms longer than 12 months. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying value might not be recoverable. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. A lease is treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor does not convey risks and rewards or control, an operating lease results. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate, on a collateralized basis, over a similar term at the lease commencement date and may be re-measured for certain modifications or the company's exercise of options (renewal, extension, or termination) under the lease. Right-of-use assets are further adjusted for prepaid rent, lease incentives, and initial direct costs, if any. Expenses are recognized through occupancy expense.

Allowance for Credit Losses – CTBI accounts for the ACL under ASC 326. CTBI measures expected credit losses of financial assets on a collective (pool) basis using the discounted cash flow method when the financial assets share similar risk characteristics. Loans that do not share risk characteristics are evaluated on an individual basis. Regardless of an initial measurement method, once it is determined that foreclosure is probable, the ACL is measured based on the fair value of the collateral as of the measurement date. As a practical expedient, the fair value of the collateral may be used for a loan when determining the ACL for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The fair value shall be adjusted for selling costs when foreclosure is probable. For collateral-dependent financial assets, the credit loss expected may be zero if the fair value less costs to sell exceed the amortized cost of the loan. Loans shall not be included in both collective assessments and individual assessments.

In the event that collection of principal becomes uncertain, CTBI has policies in place to reverse accrued interest in a timely manner. Therefore, CTBI elected ASU 2019-04 which allows that accrued interest would continue to be presented separately and not part of the amortized cost of the loan. The methodology used by CTBI is developed using the current loan balance, which is then compared to amortized cost balances to analyze the impact. The difference in amortized cost basis versus consideration of loan balances impacts the ACL calculation by one basis point and is considered immaterial.

We maintain an ACL at a level that is appropriate to cover estimated credit losses on individually evaluated loans, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Credit losses are charged and recoveries are credited to the ACL.

We utilize an internal risk grading system for commercial credits. Those credits that meet the following criteria are subject to individual evaluation: the loan has an outstanding bank share balance of $1 million or greater and meets one of the following criteria: (i) has a criticized risk rating, (ii) is in nonaccrual status, (iii) the borrower is experiencing financial difficulty with significant payment delay, or (iv) is 90 days or more past due. The borrower's cash flow, adequacy of collateral coverage, and other options available to CTBI, including legal remedies, are evaluated. We evaluate the collectability of both principal and interest when assessing the need for loss provision. Historical loss rates are analyzed and applied to other commercial loan segments not subject to individual evaluation.

Homogenous loans, such as consumer installment, residential mortgages, and home equity lines are not individually risk graded. The associated ACL for these loans is measured in pools with similar risk characteristics under ASC 326.

When any secured commercial loan is considered uncollectable, whether past due or not, a current assessment of the value of the underlying collateral is made. If the balance of the loan exceeds the fair value of the collateral, the loan is placed on nonaccrual and the loan is charged down to the value of the collateral less estimated cost to sell. For commercial loans greater than $1 million that are categorized as individually evaluated based on the criteria listed above, a specific reserve is established if a loss is determined to be possible and then charged-off once it is probable. When the foreclosed collateral has been legally assigned to CTBI, the estimated fair value of the collateral less costs to sell is then transferred to other real estate owned or other repossessed assets, and a charge-off is taken for any remaining balance. When any unsecured commercial loan is considered uncollectable the loan is charged off no later than at 90 days past due.

All closed-end consumer loans (excluding conventional 1-4 family residential loans and installment and revolving loans secured by real estate) are charged off no later than 120 days (five monthly payments) delinquent. If a loan is considered uncollectable, it is charged off earlier than 120 days delinquent. For conventional 1-4 family residential loans and installment and revolving loans secured by real estate, when a loan is 90 days past due, a current assessment of the value of the real estate is made. If the balance of the loan exceeds the fair value of the property, the loan is placed on nonaccrual. Foreclosure proceedings are normally initiated after 120 days. When the foreclosed property has been legally assigned to CTBI, the fair value less estimated costs to sell is transferred to other real estate owned and the remaining balance is taken as a charge-off.

Prior to June 30, 2023, loss rate methodologies were used by CTBI. Weighted average life calculations were completed as a tool to determine the life of CTBI's various loan segments. Vintage modeling was used to determine the life of loan losses for consumer and residential real estate loans, and static pool modeling was used to determine the life of loan losses for commercial loan segments. Historical loss rates for loans were adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Forecasting factors including unemployment rates and industry specific forecasts for industries in which our total exposure is 5% of capital or greater were also included as factors in the ACL model.

During the quarter ended June 30, 2023, CTBI implemented third party software and the determination was made to utilize discounted cash flow loss rate methodologies for all loan segments. Within the discount cash flow calculation, an effective yield of the instrument is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows. The expected cash flows were modeled considering probability of default and segment-specific loss given default ("LGD") risk factors, utilizing the software's proprietary database of financial institutions' filings, evaluated first by geography and asset size and then with the utilization of standard deviations, to assure relevance to CTBI's loan segments along with CTBI's own loss history. Cash flows are then discounted at that effective yield to produce an instrument-level net present value ("NPV") of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis. Any changes in NPV between periods is recorded as provision for credit losses. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. Management incorporates qualitative factors to loss estimates used to derive CTBI's total ACL including delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, and underwriting exceptions. Forecast factors were expanded to include gross domestic product, retail and food service sales, and S&P/Case-Shiller US National Home Price Index, while industry concentrations was added as a qualitative factor. Management continually reevaluates the other subjective factors included in our ACL analysis.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized by charges to income. Gains and losses on loan sales are recorded in noninterest income.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are evaluated for impairment on a quarterly basis.

Depreciation and amortization are computed primarily using the straight-line method. Estimated useful lives range up to 40 years for buildings, 2 to 10 years for furniture, fixtures, and equipment, and up to the lease term for leasehold improvements.

Federal Home Loan Bank and Federal Reserve Stock – CTB is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery par value. Both cash and stock dividends are reported as income.

CTB is also a member of its regional Federal Reserve Bank. Federal Reserve Bank stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery par value. Both cash and stock dividends are reported as income.

Troubled Debt Restructurings – With the implementation of ASU 2022-02 described below in the New Accountings Standards, troubled debt restructurings ("TDRs") have been eliminated while enhanced disclosure requirements have been implemented for certain loan modifications when a borrower is experiencing financial difficulty. Prior to the implementation of this ASU as of January 1, 2023, TDRs were certain loans that had been modified where economic concessions had been granted to borrowers who had experienced financial difficulties. These concessions typically resulted from our loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions. Modifications of terms for our loans and their inclusion as TDRs were based on individual facts and circumstances. Loan modifications that were included as TDRs involved either an increase or reduction of the interest rate, extension of the term of the loan, or deferral of principal and/or interest payments, regardless of the period of the modification. All of the loans identified as TDR were modified due to financial stress of the borrower. In order to determine if a borrower was experiencing financial difficulty, an evaluation was performed to determine the probability that the borrower would be in payment default on any of its debt in the foreseeable future without the modification. This evaluation was performed under CTBI's internal underwriting policy.

When we modified loans and leases in a TDR, we evaluated any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, or use the current fair value of the collateral, less selling costs for collateral dependent loans. If we determined that the value of the modified loan was less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs, and unamortized premium or discount), impairment was recognized through an allowance estimate or a charge-off to the allowance. In periods subsequent to modification, we evaluated TDRs, including those that had payment defaults, for possible impairment and recognized impairment through the allowance.

Other Real Estate Owned – When foreclosed properties are acquired, appraisals are obtained and the properties are booked at the current fair value less expected sales costs. Additionally, periodic updated appraisals are obtained on unsold foreclosed properties. When an updated appraisal reflects a fair value below the current book value, a charge is booked to current earnings to reduce the property to its new fair value less expected sales costs. Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 18 months but generally not more than 24 months. All revenues and expenses related to the carrying of other real estate owned are recognized through the income statement.

Goodwill and Core Deposit Intangible – We evaluate total goodwill and core deposit intangible for impairment, based upon ASC 350, *Intangibles-Goodwill and Other*, using fair value techniques including multiples of price/equity. Goodwill and core deposit intangible are evaluated for impairment on an annual basis or as other events may warrant.

The balance of goodwill, at $65.5 million, has not changed since January 1, 2015. Our core deposit intangible has been fully amortized since December 31, 2017.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from CTBI—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) CTBI does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Revenue Recognition – The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, as well as revenue related to our mortgage banking activities, as these activities are subject to other generally accepted accounting principles ("GAAP") discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of noninterest income are as follows:

- Service charges on deposit accounts represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue, or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations is generally received at the time the performance obligations are satisfied.

- Trust and wealth management income represents monthly or quarterly fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, escrow services, fees for trust services, and similar fiduciary activities. Revenue is recognized when our performance obligation is completed each month or quarter, which is generally the time that payment is received.

- Brokerage revenue is either fee based and collected upon the settlement of the transaction or commission based and recognized when our performance obligation is completed each month or quarter, which is generally the time that payment is received. Other sales, such as life insurance, generate commissions from other third parties. These fees are generally collected monthly.

- Other noninterest income primarily includes items such as letter of credit fees, gains on sale of loans held for sale, and servicing fees related to mortgage and commercial loans, none of which are subject to the requirements of ASC 606.

Advertising Expense – It is CTBI's policy to expense advertising costs in the period in which they are incurred.

Income Taxes – Income tax expense is based on the taxes due on the consolidated tax return plus deferred taxes based on the expected future tax benefits and consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Any interest and penalties incurred in connection with income taxes are recorded as a component of income tax expense in our consolidated financial statements. During the years ended December 31, 2023, 2022, and 2021, CTBI has not recognized a significant amount of interest expense or penalties in connection with income taxes.

Earnings Per Share ("EPS") – Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding, excluding restricted shares.

Diluted EPS adjusts the number of weighted average shares of common stock outstanding by the dilutive effect of stock options, including restricted shares, as prescribed in ASC 718, *Share-Based Payment*.

Segments – Management analyzes the operation of CTBI assuming one operating segment, community banking services. CTBI, through our operating subsidiaries, offers a wide range of consumer and commercial community banking services. These services include: (i) residential and commercial real estate loans; (ii) checking accounts; (iii) regular and term savings accounts and savings certificates; (iv) full service securities brokerage services; (v) consumer loans; (vi) debit cards; (vii) annuity and life insurance products; (viii) Individual Retirement Accounts and Keogh plans; (ix) commercial loans; (x) trust and wealth management services; (xi) commercial demand deposit accounts; and (xii) repurchase agreements.

Bank Owned Life Insurance – CTBI's bank owned life insurance policies are carried at their cash surrender value. We recognize tax-free income from the periodic increases in cash surrender value of these policies and from death benefits.

Mortgage Servicing Rights – Mortgage servicing rights ("MSRs") are carried at fair value following the accounting guidance in ASC 860-50, *Servicing Assets and Liabilities*. MSRs are valued using Level 3 inputs as defined in ASC 820, *Fair Value Measurements*. The fair value is determined quarterly based on an independent third-party valuation using a discounted cash flow analysis and calculated using a computer pricing model. The system used in this evaluation, Compass Point, attempts to quantify loan level idiosyncratic risk by calculating a risk derived value. As a result, each loan's unique characteristics determine the valuation assumptions ascribed to that loan. Additionally, the computer valuation is based on key economic assumptions including the prepayment speeds of the underlying loans generated using the Andrew Davidson Prepayment Model, FHLMC/FNMA guidelines, the weighted-average life of the loan, the discount rate, the weighted-average coupon, and the weighted-average default rate, as applicable. Along with the gains received from the sale of loans, fees are received for servicing loans. These fees include late fees, which are recorded in interest income, and ancillary fees and monthly servicing fees, which are recorded in noninterest income. Costs of servicing loans are charged to expense as incurred. Changes in fair value of the MSRs are reported as an increase or decrease to loan related fees.

Share-Based Compensation – CTBI has a share-based employee compensation plan, which is described more fully in note 14 below. CTBI accounts for this plan under the recognition and measurement principles of ASC 718, *Share-Based Payment*. Share-based compensation restricted and performance-based stock units/awards are classified as equity awards and accounted for under the treasury stock method. Compensation expense for non-vested stock units/awards is based on the fair value of the award on the measurement date, which, for CTBI, is the date of the grant and is recognized ratably over the vesting or performance period of the award. The fair value of non-vested stock units/awards is generally the market price of CTBI's stock on the date of grant. CTBI accounts for forfeitures on an actual basis.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income includes unrealized appreciation (depreciation) on AFS securities and unrealized appreciation (depreciation) on AFS securities for which a portion of an other than temporary impairment has been recognized in income.

Transfers between Fair Value Hierarchy Levels – Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs), and Level 3 (significant unobservable inputs) are recognized on the period ending date.

New Accounting Standards –

➢ **Facilitation of the Effects of Reference Rate Reform on Financial Reporting** – In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which extends the period of time preparers can utilize the reference rate reform relief guidance. The amendments in ASU No. 2022-06 are effective for all entities upon issuance. In 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide relief during the temporary transition period, so the FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate ("LIBOR") would cease being published. The amendments in ASU No. 2020-04 provide optional guidance for a limited time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting and provide optional expedients and exceptions for applying generally accepted accounting principles ("GAAP") to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This ASU applies only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. In 2021, the UK Financial Conduct Authority delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, ASU No. 2022-06 defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

On January 27, 2023, CTBI received notice from the trustee of the trust subsidiary, that based on their review of the TRUPS Documents, after application of the LIBOR Act and the Final Regulations, the TRUPS Documents issued by the trust subsidiary do not provide a replacement rate for Applicable LIBOR (a "Replacement Rate") or include other fallback provisions which would apply on the LIBOR Replacement Date. Absent an amendment to the TRUPS Documents, some other change in applicable law, rule, regulation, or some other development, the LIBOR Act as implemented by the Final Regulations provides that (i) on and after the LIBOR Replacement Date, 3-month CME Term SOFR or 6-month CME Term SOFR (as defined in the Final Regulations) as adjusted by the relevant spread adjustment, which is 0.26161 percent or 0.42826 percent, shall be the benchmark replacement for the Applicable LIBOR in the TRUPS Documents and (ii) all applicable benchmark replacement conforming changes (as specified in the Final Regulations) will become an integral part of the TRUPS Documents, without any action by any party.

➢ **Troubled Debt Restructurings and Vintage Disclosures –** In February 2022, the FASB issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The amendments in this ASU eliminate the accounting guidance for TDRs by creditors in Subtopic 310-40, *Receivables—Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs 310-20-35-9 through 35-11 to determine whether a modification results in a new loan or a continuation of an existing loan. Additionally, for public business entities, the amendments in this ASU require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, *Financial Instruments—Credit Losses—Measured at Amortized Cost*, in the vintage disclosures required by paragraph 326-20-50-6. The amendments in the ASU have been implemented and did not have a significant impact to our consolidated financial statements.

➢ **Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions** – In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement Topic 820: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The FASB issued this ASU to (1) clarify the guidance in Topic 820, *Fair Value Measurement*, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) amend a related illustrative example, and (3) introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this ASU also require the following disclosures for equity securities subject to contractual sale restrictions: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet; (2) the nature and remaining duration of the restriction(s); and (3) the circumstances that could cause a lapse in the restriction(s). For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. We do not anticipate a significant impact to our consolidated financial statements.

➢ **FASB Improves the Accounting for Investments in Tax Credit Structures** – The FASB issued ASU No. 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU is a consensus of the FASB's Emerging Issues Task Force (EITF). This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This ASU responds to stakeholder feedback that the proportional amortization method provides investors and other allocators of capital with a better understanding of the returns from investments that are made primarily for the purpose of receiving income tax credits and other income tax benefits. Reporting entities were previously permitted to apply the proportional amortization method only to qualifying tax equity investments in low-income housing tax credit ("LIHTC") structures. In recent years, stakeholders asked the FASB to extend the application of the proportional amortization method to qualifying tax equity investments that generate tax credits through other programs, which resulted in the EITF addressing this issue. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period; however, we do not plan to early adopt. We do not anticipate a significant impact to our consolidated financial statements.

➢ **FASB Issues Disclosure Improvements in Response to the SEC's Disclosure Update and Simplification Initiative –** In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosure requirements with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. For entities subject to the SEC's existing disclosure requirements, such as CTBI, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. This ASU has no impact on our consolidated financial statements as we have already incorporated the disclosure requirements as required by the SEC.

➢ **FASB Issues Standard that Enhance Income Tax Disclosures –** In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which addresses requests for improved income tax disclosures from investors, lenders, creditors, and other allocators of capital that use the financial statements to make capital allocation decisions. The new update is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. CTBI does not intend to early adopt. We do not anticipate a significant impact to our consolidated financial statements.

2. Cash and Due from Banks and Interest Bearing Deposits

At December 31, 2023, CTBI had cash accounts which exceeded federally insured limits, and therefore were not subject to FDIC insurance, with $207.6 million in deposits with the Federal Reserve, $32.8 million in deposits with U.S. Bank, $1.7 million in deposits with Fifth Third Bank, $5.0 million in deposits with the Federal Home Loan Bank, and $4.5 million in deposits with Raymond James.

3. Securities

The amortized cost and fair value of debt securities at December 31, 2023 are summarized as follows:

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and government agencies	$ 381,268	$ 121	$ (26,572)	$ 354,817
State and political subdivisions	313,147	88	(48,290)	264,945
U.S. government sponsored agency mortgage-backed securities	518,836	36	(62,136)	456,736
Asset-backed securities	87,993	0	(767)	87,226
Total available-for-sale securities	$ 1,301,244	$ 245	$ (137,765)	$ 1,163,724

The amortized cost and fair value of debt securities at December 31, 2022 are summarized as follows:

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and government agencies	$ 418,579	$ 212	$ (36,859)	$ 381,932
State and political subdivisions	326,746	32	(61,676)	265,102
U.S. government sponsored agency mortgage-backed securities	593,917	1	(73,833)	520,085
Asset-backed securities	91,363	0	(2,256)	89,107
Total available-for-sale securities	$ 1,430,605	$ 245	$ (174,624)	$ 1,256,226

The amortized cost and fair value of debt securities at December 31, 2023 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale	
(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 20,103	$ 20,052
Due after one through five years	372,903	345,658
Due after five through ten years	133,727	116,001
Due after ten years	167,682	138,051
U.S. government sponsored agency mortgage-backed securities	518,836	456,736
Asset-backed securities	87,993	87,226
Total debt securities	$ 1,301,244	$ 1,163,724

In 2023, we had a net securities gain of $996 thousand. There was a net gain of $4 thousand realized on sales and calls of AFS securities, and an unrealized gain of $992 thousand from the fair value adjustment of equity securities. There was a net loss of $168 thousand realized in 2022 and a net loss of $158 thousand realized in 2021.

Equity Securities at Fair Value

CTBI made the election permitted by ASC 321-10-35-2 to record its Visa Class B shares at fair value. Equity securities at fair value as of December 31, 2023 were $3.2 million, as a result of a $992 thousand increase in the fair value in 2023. The fair value of equity securities decreased $87 thousand in 2022. No equity securities were sold during 2023 or 2022.

The amortized cost of securities pledged as collateral, to secure public deposits and for other purposes, was $761.5 million at December 31, 2023 and $725.0 million at December 31, 2022.

The amortized cost of securities sold under agreements to repurchase amounted to $333.6 million at December 31, 2023 and $316.9 million at December 31, 2022.

CTBI evaluates its investment portfolio on a quarterly basis for impairment. The analysis performed as of December 31, 2023 indicates that all impairment is considered temporary, market and interest rate driven, and not credit-related. The percentage of total debt securities with unrealized losses as of December 31, 2023 was 97.3% compared to 97.4% as of December 31, 2022. The following table provides the amortized cost, gross unrealized losses, and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31, 2023 that are not deemed to have credit losses.

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Losses	Fair Value
Less Than 12 Months			
U.S. Treasury and government agencies	$ 3,761	$ (5)	$ 3,756
State and political subdivisions	16,154	(1,250)	14,904
U.S. government sponsored agency mortgage-backed securities	16,056	(289)	15,767
Asset-backed securities	0	0	0
Total <12 months temporarily impaired AFS securities	35,971	(1,544)	34,427
12 Months or More			
U.S. Treasury and government agencies	361,038	(26,567)	334,471
State and political subdivisions	284,397	(47,040)	237,357
U.S. government sponsored agency mortgage-backed securities	500,763	(61,847)	438,916
Asset-backed securities	87,993	(767)	87,226
Total ≥12 months temporarily impaired AFS securities	1,234,191	(136,221)	1,097,970
Total			
U.S. Treasury and government agencies	364,799	(26,572)	338,227
State and political subdivisions	300,551	(48,290)	252,261
U.S. government sponsored agency mortgage-backed securities	516,819	(62,136)	454,683
Asset-backed securities	87,993	(767)	87,226
Total temporarily impaired AFS securities	$ 1,270,162	$ (137,765)	$ 1,132,397

The analysis performed as of December 31, 2022 indicated that all impairment was considered temporary, market and interest rate driven, and not credit-related. The following table provides the amortized cost, gross unrealized losses, and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31, 2022 that are not deemed to be other-than-temporarily impaired.

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Losses	Fair Value
Less Than 12 Months			
U.S. Treasury and government agencies	$ 144,305	$ (6,953)	$ 137,352
State and political subdivisions	94,277	(6,257)	88,020
U.S. government sponsored agency mortgage-backed securities	139,314	(6,883)	132,431
Asset-backed securities	38,882	(1,231)	37,651
Total <12 months temporarily impaired AFS securities	416,778	(21,324)	395,454
12 Months or More			
U.S. Treasury and government agencies	249,424	(29,906)	219,518
State and political subdivisions	225,019	(55,419)	169,600
U.S. government sponsored agency mortgage-backed securities	454,357	(66,950)	387,407
Asset-backed securities	52,480	(1,025)	51,455
Total ≥12 months temporarily impaired AFS securities	981,280	(153,300)	827,980
Total			
U.S. Treasury and government agencies	393,729	(36,859)	356,870
State and political subdivisions	319,296	(61,676)	257,620
U.S. government sponsored agency mortgage-backed securities	593,671	(73,833)	519,838
Asset-backed securities	91,362	(2,256)	89,106
Total temporarily impaired AFS securities	$ 1,398,058	$ (174,624)	$ 1,223,434

U.S. Treasury and Government Agencies

The unrealized losses in U.S. Treasury and government agencies were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

State and Political Subdivisions

The unrealized losses in securities of state and political subdivisions were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments before recovery of their amortized cost and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

U.S. Government Sponsored Agency Mortgage-Backed Securities

The unrealized losses in U.S. government sponsored agency mortgage-backed securities were caused by interest rate changes. CTBI expects to recover the amortized cost basis over the term of the securities. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

Asset-Backed Securities

The unrealized losses in asset-backed securities were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

4. Loans

Major classifications of loans, net of unearned income, deferred loan origination costs and fees, and net premiums on acquired loans, are summarized as follows:

(in thousands)	December 31 2023	December 31 2022
Hotel/motel	$ 395,765	$ 343,640
Commercial real estate residential	417,943	372,914
Commercial real estate nonresidential	778,637	762,349
Dealer floorplans	70,308	77,533
Commercial other	321,082	312,422
Commercial loans	1,983,735	1,868,858
Real estate mortgage	937,524	824,996
Home equity lines	147,036	120,540
Residential loans	1,084,560	945,536
Consumer direct	159,106	157,504
Consumer indirect	823,505	737,392
Consumer loans	982,611	894,896
Loans and lease financing	$ 4,050,906	$ 3,709,290

The loan portfolios presented above are net of unearned fees and unamortized premiums. Unearned fees included above totaled $0.8 million as of December 31, 2023 and $1.0 million as of December 31, 2022, while the unamortized premiums on the indirect lending portfolio totaled $31.4 million as of December 31, 2023 and $28.5 million as of December 31, 2022.

CTBI has segregated and evaluates our loan portfolio through nine portfolio segments with similar risk characteristics. CTBI serves customers in small and mid-sized communities in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee. Therefore, CTBI's exposure to credit risk is significantly affected by changes in these communities.

Hotel/motel loans are a significant concentration for CTBI, representing approximately 9.8% of total loans. This industry has unique risk characteristics as it is highly susceptible to changes in the domestic and global economic environments, which can cause the industry to experience substantial volatility. Additionally, any hotel/motel construction loans would be included in this segment as CTBI's construction loans are primarily completed as one loan going from construction to permanent financing. These loans are originated based on the borrower's ability to service the debt and secondarily based on the fair value of the underlying collateral.

Commercial real estate residential loans are commercial purpose construction and permanent financed loans for commercial purpose 1-4 family/multi-family properties. These loans are originated based on the borrower's ability to service the debt and secondarily based on the fair value of the underlying collateral.

Commercial real estate nonresidential loans are secured by nonfarm, nonresidential properties, farmland, and other commercial real estate. These loans are originated based on the borrower's ability to service the debt and secondarily based on the fair value of the underlying collateral. Construction for commercial real estate nonresidential loans are also included in this segment as these loans are generally one loan for construction to permanent financing.

Dealer floorplans consist of loans to dealerships to finance inventory and are collateralized under a blanket security agreement and without specific liens on individual units. This risk is mitigated by the use of periodic inventory audits. These audits are performed monthly and follow up is required on any out of compliance items identified. These audits are subject to increasing frequency when fact patterns suggest more scrutiny is required.

Commercial other loans consist of agricultural loans, receivable financing, loans to financial institutions, loans for purchasing or carrying securities, and other commercial purpose loans. Commercial loans are underwritten based on the borrower's ability to service debt from the business's underlying cash flows. As a general practice, we obtain collateral such as equipment, or other assets, although such loans may be uncollateralized but guaranteed.

Residential real estate loans are a mixture of fixed rate and adjustable rate first and second lien residential mortgage loans and also include real estate construction loans which are typically for owner-occupied properties. The terms of the real estate construction loans are generally short-term with permanent financing upon completion. As a policy, CTBI holds adjustable rate loans and sells the majority of our fixed rate first lien mortgage loans into the secondary market. Changes in interest rates or market conditions may impact a borrower's ability to meet contractual principal and interest payments. Residential real estate loans are secured by real property.

Home equity lines are primarily revolving adjustable rate credit lines secured by real property.

Consumer direct loans are a mixture of fixed rate and adjustable rate products comprised of unsecured loans, consumer revolving credit lines, deposit secured loans, and all other consumer purpose loans.

Indirect loans are primarily consumer fixed rate loans secured by automobiles, trucks, vans, and recreational vehicles originated at the selling dealership underwritten and purchased by CTBI's indirect lending department. Both new and used products are financed. Only dealers who have executed dealer agreements with CTBI participate in the indirect lending program.

Not included in the loan balances above were loans held for sale in the amount of $0.2 million at December 31, 2023 and $0.1 million at December 31, 2022.

For the year ended December 31, 2022 and the three months ended March 31, 2023, CTBI derived our ACL balance by using vintage modeling for the consumer and residential portfolios. Static pool models incorporating losses by credit risk rating were developed to determine credit loss balances for the commercial loan segments. Qualitative loss factors were based on CTBI's judgment of delinquency trends, level of nonperforming loans, trend in loan losses, supervision and administration, quality control exceptions, and reasonable and supportable forecasts based on unemployment rates and industry concentrations. CTBI determined that twelve months represented a reasonable and supportable forecast period and reverted back to a historical loss rate immediately. CTBI leveraged economic projections from a reputable and independent third party to form its loss driver forecasts over the twelve-month forecast period. Other internal and external indicators of economic forecasts were also considered by CTBI when developing the forecast metrics. CTBI also had an inherent model risk allocation included in our ACL calculation to allow for certain known model limitations as well as other potential risks not quantified elsewhere. One limitation was the inability to completely identify revolving line of credit within the commercial other segment.

During the quarter ended June 30, 2023, CTBI implemented third party software for its ACL calculations. During the implementation process, discounted cash flow ("DCF") modeling was chosen for all loan segments. The primary reasons that contributed to this decision were: DCF models allow for the effective incorporation of a reasonable and supportable forecast in a directionally consistent and objective manner; the analysis aligns well with other calculations outside of the ACL estimation which will mitigate model risk in other areas; and peer data is available for certain inputs if first-party data is not available or meaningful. This change in modeling resulted in a shift in our reserve estimates as of June 30, 2023 as presented below:

(in thousands)	ACL Software June 30, 2023	CTBI Internal ACL Model June 30, 2023	Change in Allocation
Hotel/motel	$ 5,192	$ 6,038	$ (846)
Commercial real estate residential	3,749	4,669	(920)
Commercial real estate nonresidential	7,797	8,794	(997)
Dealer floorplans	1,157	1,719	(562)
Commercial other	6,176	4,547	1,629
Commercial loans reserve allocation	24,071	25,767	(1,696)
Real estate mortgage	7,884	8,443	(559)
Home equity lines	1,108	1,065	43
Residential loans reserve allocation	8,992	9,508	(516)
Consumer direct	2,563	1,673	890
Consumer indirect	12,392	10,959	1,433
Consumer loans reserve allocation	14,955	12,632	2,323
Loans and lease financing allowance for credit loss	$ 48,018	47,907	$ 111

This change in reserve estimates is related to life of loan and how it functions in a cash flow methodology versus the loss rate methodology previously used as consumer loans generally have longer lives than commercial loans. Although commercial loans may estimate a higher probability of default/loss given default compared to consumer loans, their shorter exposures will yield lower reserves. Additionally, there was a change in how some of the qualitative factors were applied using the new software with a switch from a geographical approach to a loan segment approach.

The following tables present the balance in the ACL for the years ended December 31, 2023 and December 31, 2022.

	Year Ended December 31, 2023				
(in thousands)	Beginning Balance	Provision Charged to Expense	Losses Charged Off	Recoveries	Ending Balance
ACL					
Hotel/motel	$ 5,171	$ (579)	$ 0	$ 0	$ 4,592
Commercial real estate residential	4,894	(706)	(28)	125	4,285
Commercial real estate nonresidential	9,419	(2,252)	(294)	687	7,560
Dealer floorplans	1,776	(1,117)	0	0	659
Commercial other	5,285	(91)	(1,900)	466	3,760
Real estate mortgage	7,932	2,364	(140)	41	10,197
Home equity	1,106	278	(23)	6	1,367
Consumer direct	1,694	1,804	(541)	304	3,261
Consumer indirect	8,704	7,110	(5,333)	3,381	13,862
Total	$ 45,981	$ 6,811	$ (8,259)	$ 5,010	$ 49,543

(in thousands)	Year Ended December 31, 2022 Beginning Balance	Provision Charged to Expense	Losses Charged Off	Recoveries	Ending Balance
ACL					
Hotel/motel	$ 5,080	$ 307	$ (216)	$ 0	$ 5,171
Commercial real estate residential	3,986	951	(92)	49	4,894
Commercial real estate nonresidential	8,884	(154)	(46)	735	9,419
Dealer floorplans	1,436	340	0	0	1,776
Commercial other	4,422	947	(1,082)	998	5,285
Real estate mortgage	7,637	466	(223)	52	7,932
Home equity	866	257	(37)	20	1,106
Consumer direct	1,951	(210)	(609)	562	1,694
Consumer indirect	7,494	2,001	(3,041)	2,250	8,704
Total	$ 41,756	$ 4,905	$ (5,346)	$ 4,666	$ 45,981

Using the ACL software, forecasts were expanded to include gross domestic product (GDP), retail sales and housing price index considerations. CTBI leverages economic projections from the Federal Open Market Committee to obtain various forecasts for unemployment rate and gross domestic product, the PNC forecast for the Case-Shiller National Home Price Index, and the Wells Fargo forecast for the Advanced Retail Sales. CTBI has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor, as permitted in ASC 326-20-30-9, over four quarters.

All periods during the reasonable and supportable forecast period are utilizing a forecasted probability of default. During the ACL software implementation, loss driver analysis was performed during which regression models were built relating default rates of the various segments to the economic factors noted above. Historical loss data for both CTBI and segment-specific selected peers was incorporated from Federal Financial Institutions Examination Council call report data. For loss given default, the Frye-Jacobs LGD estimation technique was utilized in the ACL software provided a risk curve that most approximates the asset class under consideration. Management elected to evaluate internal prepayment experience over a trailing timeframe to determine the appropriate prepayment and curtailment rates to be used in the credit loss estimate.

CTBI continues to use management judgement for qualitative loss factors such as delinquency trends, supervision and administration, quality control exceptions, collateral values, and industry concentrations, although these factors are applied differently in the ACL software. The software allows management to approve a "worst case" scenario or a maximum loss rate for each segment. Qualitative dollars available for allocation then become the difference between the worst case and the ACL quantitative reserve estimate. Each factor is then given a risk weighting that is applied to determine a basis point allocation. The previous model only allowed for a specific basis point allocation determined by management. In addition to these factors, management has added risk factors related to changes in the nature and volume of the portfolio and terms of loans and changes in the experience, depth, and ability of lending management. The previous significant event factor has been expanded to reflect changes in international, national, regional and local conditions, as well as the effect of other external factors as noted below. The previous factors for inherent model risk and levels of nonperforming loans were not incorporated into the ACL software as separate qualitative factors. The revised qualitative loss factors are as follows:

- Changes in delinquency trends by loan segment
- Changes in international, national, regional, and local conditions
- The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses
- The existence and effect of any concentrations of credit and changes in the levels of such concentrations
- A supervision and administration allocation based on CTBI's loan review process
- Exceptions in lending policies and procedures as measured by quarterly loan portfolio exceptions reports
- Changes in the nature and volume of the portfolio and terms of loans
- Changes in the experience, depth, and ability of lending management

Provision for credit losses for the year ended December 31, 2023 of $6.8 million increased $1.9 million from $4.9 million for the year ended December 31, 2022. Our reserve coverage (allowance for credit losses to nonperforming loans) at December 31, 2023 was 354.7%, compared to 300.4% at December 31, 2022. Our credit loss reserve as a percentage of total loans outstanding at December 31, 2023 was 1.22%, down from the 1.24% at December 31, 2022.

Management continues to note the continued impact of global uncertainty, the current rate of inflation, the uncertain interest rate environment, and the fact that there is no immediate end foreseen, and these conditions are now part of qualitative factors noted above. As in previous periods, an allocation was made for delinquency trends, industry concentrations, supervisory and administration, loan exceptions, and collateral values.

Refer to note 1 to the consolidated financial statements for further information regarding our nonaccrual policy. Nonaccrual loans and loans 90 days past due and still accruing segregated by class of loans for both December 31, 2023 and December 31, 2022 were as follows:

	December 31, 2023			
(in thousands)	Nonaccrual Loans with No ACL	Nonaccrual Loans with ACL	90+ and Still Accruing	Total Nonperforming Loans
Hotel/motel	$ 0	$ 0	$ 0	$ 0
Commercial real estate residential	0	498	1,059	1,557
Commercial real estate nonresidential	0	680	2,270	2,950
Dealer floorplans	0	0	0	0
Commercial other	236	452	162	850
Total commercial loans	236	1,630	3,491	5,357
Real estate mortgage	0	1,996	5,302	7,298
Home equity lines	0	186	557	743
Total residential loans	0	2,182	5,859	8,041
Consumer direct	0	0	15	15
Consumer indirect	0	0	555	555
Total consumer loans	0	0	570	570
Loans and lease financing	$ 236	$ 3,812	$ 9,920	$ 13,968

	December 31, 2022			
(in thousands)	Nonaccrual Loans with No ACL	Nonaccrual Loans with ACL	90+ and Still Accruing	Total Nonperforming Loans
Hotel/motel	$ 0	$ 0	$ 0	$ 0
Commercial real estate residential	0	355	258	613
Commercial real estate nonresidential	0	1,116	1,947	3,063
Dealer floorplans	0	0	0	0
Commercial other	0	982	369	1,351
Total commercial loans	0	2,453	2,574	5,027
Real estate mortgage	0	4,069	4,929	8,998
Home equity lines	0	291	487	778
Total residential loans	0	4,360	5,416	9,776
Consumer direct	0	0	41	41
Consumer indirect	0	0	465	465
Total consumer loans	0	0	506	506
Loans and lease financing	$ 0	$ 6,813	$ 8,496	$ 15,309

CTBI recognized $43 thousand in interest income on the above nonaccrual loans for the year ended December 31, 2023 compared to $44 thousand for the year ended December 31, 2022.

Discussion of the Nonaccrual Policy

The accrual of interest income on loans is discontinued when management believes, after considering economic and business conditions, collateral value, and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Any loans greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. See note 1 to the consolidated financial statements for further discussion on our nonaccrual policy.

The following tables present CTBI's loan portfolio aging analysis, segregated by class, as of December 31, 2023 and December 31, 2022 (includes loans 90 days past due and still accruing as well):

	December 31, 2023					
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans
Hotel/motel	$ 0	$ 0	$ 0	$ 0	$ 395,765	$ 395,765
Commercial real estate residential	1,047	275	1,525	2,847	415,096	417,943
Commercial real estate nonresidential	549	332	2,619	3,500	775,137	778,637
Dealer floorplans	0	0	0	0	70,308	70,308
Commercial other	663	494	641	1,798	319,284	321,082
Total commercial loans	2,259	1,101	4,785	8,145	1,975,590	1,983,735
Real estate mortgage	1,323	3,455	6,168	10,946	926,578	937,524
Home equity lines	911	273	707	1,891	145,145	147,036
Total residential loans	2,234	3,728	6,875	12,837	1,071,723	1,084,560
Consumer direct	1,013	118	15	1,146	157,960	159,106
Consumer indirect	4,550	1,029	555	6,134	817,371	823,505
Total consumer loans	5,563	1,147	570	7,280	975,331	982,611
Loans and lease financing	$ 10,056	$ 5,976	$ 12,230	$ 28,262	$ 4,022,644	$ 4,050,906

	December 31, 2022					
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans
Hotel/motel	$ 0	$ 0	$ 0	$ 0	$ 343,640	$ 343,640
Commercial real estate residential	602	225	574	1,401	371,513	372,914
Commercial real estate nonresidential	2,549	395	2,611	5,555	756,794	762,349
Dealer floorplans	0	0	0	0	77,533	77,533
Commercial other	1,029	850	496	2,375	310,047	312,422
Total commercial loans	4,180	1,470	3,681	9,331	1,859,527	1,868,858
Real estate mortgage	869	3,402	7,067	11,338	813,658	824,996
Home equity lines	786	44	740	1,570	118,970	120,540
Total residential loans	1,655	3,446	7,807	12,908	932,628	945,536
Consumer direct	555	126	41	722	156,782	157,504
Consumer indirect	4,407	764	465	5,636	731,756	737,392
Total consumer loans	4,962	890	506	6,358	888,538	894,896
Loans and lease financing	$ 10,797	$ 5,806	$ 11,994	$ 28,597	$ 3,680,693	$ 3,709,290

The risk characteristics of CTBI's material portfolio segments are as follows:

Hotel/motel loans are a significant concentration for CTBI, representing approximately 9.8% of total loans. This industry has unique risk characteristics as it is highly susceptible to changes in the domestic and global economic environments, which can cause the industry to experience substantial volatility. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Hotel/motel lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial construction loans generally are made to customers for the purpose of building income-producing properties, and any hotel/motel construction loan would be included in this segment. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Commercial real estate residential loans are commercial purpose construction and permanent financed loans for commercial purpose 1-4 family/multi-family properties. All commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial residential construction loans generally are made to customers for the purpose of building income-producing properties. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Commercial real estate nonresidential loans are secured by nonfarm, nonresidential properties, farmland, and other commercial real estate. Construction for commercial real estate nonresidential loans are also included in this segment as these loans are generally one loan for construction to permanent financing. All commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial nonresidential construction loans generally are made to customers for the purpose of building income-producing properties. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Dealer floorplans are segmented separately as they are a unique product with unique risk factors. CTBI maintains strict processing procedures over our floorplan product with any exceptions requested by a loan officer approved by the appropriate loan committee and the floorplan manager.

Commercial other loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from our customers. As we underwrite our equipment lease financing in a manner similar to our commercial loan portfolio described below, the risk characteristics for this portfolio mirror that of the commercial loan portfolio. CTBI's participation in the CARES Act PPP loan program had previously resulted in a new loan segment of unsecured commercial other loans that are 100% guaranteed by the U.S. Small Business Administration ("SBA"). As the balances are now less than $1.0 million, these loans have been collapsed into the commercial other segment. These loans have maturities of either two or three to five years, depending on when the loans were made. These loans currently have no ACL.

With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, CTBI generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences. Residential construction loans are handled through the home mortgage area of the bank. The repayment ability of the borrower and the maximum loan-to-value ratio are calculated using the normal mortgage lending criteria. Draws are processed based on percentage of completion stages including normal inspection procedures. Such loans generally convert to term loans after the completion of construction.

Consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Our determination of a borrower's ability to repay these loans is primarily dependent on the personal income and credit rating of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

The indirect lending area of the bank is generally responsible for purchasing/funding consumer contracts with new and used automobile dealers. Dealer loan applications are forwarded to the indirect loan processing area for approval or denial. Loan approvals or denials are based on the creditworthiness and repayment ability of the borrowers, and on the collateral value. Upon a dealer being funded on an approved loan application and assignment of the retail installment contract to CTB, CTB will have limited recourse with the dealer, as set forth in the CTB dealer agreement. On occasion, the dealer will execute a separate, full recourse agreement with CTB to obtain customer financing.

Credit Quality Indicators

CTBI categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. CTBI also considers the fair value of the underlying collateral and the strength and willingness of the guarantor(s). CTBI analyzes commercial loans individually by classifying the loans as to credit risk. Loans classified as loss, doubtful, substandard, or special mention are reviewed quarterly by CTBI for further deterioration or improvement to determine if appropriately classified and valued if deemed impaired. All other commercial loan reviews are completed every 12 to 18 months. In addition, during the renewal process of any loan, as well as if a loan becomes past due or if other information becomes available, CTBI will evaluate the loan grade. CTBI uses the following definitions for risk ratings:

- *Pass* grades include investment grade, low risk, moderate risk, and acceptable risk loans. The loans range from loans that have no chance of resulting in a loss to loans that have a limited chance of resulting in a loss. Customers in this grade have excellent to fair credit ratings. The cash flows are adequate to meet required debt repayments.

- *Watch* graded loans are loans that warrant extra management attention but are not currently criticized. Loans on the watch list may be potential troubled credits or may warrant "watch" status for a reason not directly related to the asset quality of the credit. The watch grade is a management tool to identify credits which may be candidates for future classification or may temporarily warrant extra management monitoring.

- *Other assets especially mentioned (OAEM)* reflects loans that are currently protected but are potentially weak. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard. The credit risk may be relatively minor yet constitute an unwarranted risk in light of circumstances surrounding a specific asset. Loans in this grade display potential weaknesses which may, if unchecked or uncorrected, inadequately protect CTBI's credit position at some future date. The loans may be adversely affected by economic or market conditions.

➢ *Substandard* grading indicates that the loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. These loans have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of the debt with the distinct possibility that CTBI will sustain some loss if the deficiencies are not corrected.

➢ *Doubtful* graded loans have the weaknesses inherent in the substandard grading with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The probability of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to CTBI's advantage or strengthen the asset(s), its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans.

The following tables present the credit risk profile of CTBI's commercial loan portfolio based on rating category and payment activity, segregated by class of loans and based on last credit decision or year of origination:

	Term Loans Amortized Cost Basis by Origination Year							
(in thousands) December 31	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Hotel/motel								
Risk rating:								
Pass	$ 79,651	$ 144,826	$ 28,011	$ 17,664	$ 40,873	$ 42,030	$ 4,042	$ 357,097
Watch	11,569	2,826	6,835	4,623	3,361	1,648	0	30,862
OAEM	0	3,982	0	0	0	1,954	0	5,936
Substandard	0	0	0	0	0	1,118	0	1,118
Doubtful	0	0	0	0	0	752	0	752
Total hotel/motel	91,220	151,634	34,846	22,287	44,234	47,502	4,042	395,765
Commercial real estate residential								
Risk rating:								
Pass	109,304	89,119	98,896	30,972	11,908	36,964	14,700	391,863
Watch	2,317	2,131	473	1,395	721	6,359	124	13,520
OAEM	0	0	0	0	0	63	0	63
Substandard	760	854	4,532	834	285	5,232	0	12,497
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate residential	112,381	92,104	103,901	33,201	12,914	48,618	14,824	417,943
Commercial real estate residential current period gross charge-offs	0	0	(28)	0	0	0	0	(28)
Commercial real estate nonresidential								
Risk rating:								
Pass	149,633	142,580	136,090	68,240	55,850	140,074	31,536	724,003
Watch	552	3,664	6,305	2,347	1,938	6,003	354	21,163
OAEM	2,375	15	0	7,255	0	1,486	0	11,131
Substandard	2,520	1,598	2,538	4,472	2,000	9,199	0	22,327
Doubtful	0	0	0	0	0	13	0	13
Total commercial real estate nonresidential	155,080	147,857	144,933	82,314	59,788	156,775	31,890	778,637
Commercial real estate nonresidential current period gross charge-offs	0	0	(7)	0	0	(287)	0	(294)
Dealer floorplans								
Risk rating:								
Pass	0	0	0	0	0	0	70,308	70,308
Watch	0	0	0	0	0	0	0	0
OAEM	0	0	0	0	0	0	0	0
Substandard	0	0	0	0	0	0	0	0
Doubtful	0	0	0	0	0	0	0	0
Total dealer floorplans	0	0	0	0	0	0	70,308	70,308

(in thousands) **December 31**	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans**	**Total**
Commercial other								
Risk rating:								
Pass	73,115	47,575	40,448	30,033	4,780	22,588	81,791	300,330
Watch	1,138	1,109	569	126	239	635	5,877	9,693
OAEM	29	0	0	0	0	0	30	59
Substandard	4,921	3,581	381	890	211	403	613	11,000
Doubtful	0	0	0	0	0	0	0	0
Total commercial other	79,203	52,265	41,398	31,049	5,230	23,626	88,311	321,082
Commercial other current period gross charge-offs	(725)	(710)	(302)	(27)	(90)	(46)	0	(1,900)
Commercial loans								
Risk rating:								
Pass	411,703	424,100	303,445	146,909	113,411	241,655	202,377	1,843,600
Watch	15,576	9,730	14,182	8,491	6,259	14,645	6,355	75,238
OAEM	2,404	3,997	0	7,255	0	3,503	30	17,189
Substandard	8,201	6,033	7,451	6,196	2,496	15,952	613	46,942
Doubtful	0	0	0	0	0	766	0	766
Total commercial loans	$ 437,884	$ 443,860	$ 325,078	$ 168,851	$ 122,166	$ 276,521	$ 209,375	$ 1,983,735
Total commercial loans current period gross charge-offs	$ (725)	$ (710)	$ (337)	$ (27)	$ (90)	$ (333)	$ 0	$ (2,222)

	Term Loans Amortized Cost Basis by Origination Year							
(in thousands) **December 31**	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans**	**Total**
Hotel/motel								
Risk rating:								
Pass	$ 145,262	$ 36,002	$ 17,742	$ 54,328	$ 13,178	$ 35,179	$ 545	$ 302,236
Watch	7,921	8,996	5,523	3,453	0	13,555	0	39,448
OAEM	0	0	0	0	0	1,956	0	1,956
Substandard	0	0	0	0	0	0	0	0
Doubtful	0	0	0	0	0	0	0	0
Total hotel/motel	153,183	44,998	23,265	57,781	13,178	50,690	545	343,640
Commercial real estate residential								
Risk rating:								
Pass	119,826	110,963	38,423	15,467	10,492	36,307	14,297	345,775
Watch	1,474	898	1,675	848	2,136	7,015	152	14,198
OAEM	0	0	0	39	0	0	29	68
Substandard	182	4,289	1,878	346	3,639	2,539	0	12,873
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate residential	121,482	116,150	41,976	16,700	16,267	45,861	14,478	372,914
Commercial real estate nonresidential								
Risk rating:								
Pass	175,220	171,311	80,932	70,848	44,099	137,575	23,166	703,151
Watch	3,331	5,765	10,090	2,178	1,962	10,022	1,550	34,898
OAEM	19	0	0	0	0	90	0	109
Substandard	1,939	2,537	4,877	3,135	508	10,865	25	23,886
Doubtful	0	0	0	0	0	305	0	305
Total commercial real estate nonresidential	180,509	179,613	95,899	76,161	46,569	158,857	24,741	762,349
Dealer floorplans								
Risk rating:								
Pass	0	0	0	0	0	0	77,153	77,153
Watch	0	0	0	0	0	0	380	380
OAEM	0	0	0	0	0	0	0	0
Substandard	0	0	0	0	0	0	0	0
Doubtful	0	0	0	0	0	0	0	0
Total dealer floorplans	0	0	0	0	0	0	77,533	77,533

(in thousands) **December 31**	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans**	**Total**
Commercial other								
Risk rating:								
Pass	78,846	60,550	34,841	8,922	2,333	23,961	77,355	286,808
Watch	1,622	393	604	217	159	780	6,402	10,177
OAEM	30	0	0	0	0	0	30	60
Substandard	6,090	5,489	885	356	143	758	952	14,673
Doubtful	466	129	0	109	0	0	0	704
Total commercial other	87,054	66,561	36,330	9,604	2,635	25,499	84,739	312,422
Commercial loans								
Risk rating:								
Pass	519,154	378,826	171,938	149,565	70,102	233,022	192,516	1,715,123
Watch	14,348	16,052	17,892	6,696	4,257	31,372	8,484	99,101
OAEM	49	0	0	39	0	2,046	59	2,193
Substandard	8,211	12,315	7,640	3,837	4,290	14,162	977	51,432
Doubtful	466	129	0	109	0	305	0	1,009
Total commercial loans	$ 542,228	$ 407,322	$ 197,470	$ 160,246	$ 78,649	$ 280,907	$ 202,036	$ 1,868,858

The following tables present the credit risk profile of CTBI's residential real estate and consumer loan portfolios based on performing or nonperforming status, segregated by class:

(in thousands)	**Term Loans Amortized Cost Basis by Origination Year**							
December 31	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans**	**Total**
Home equity lines								
Performing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 7,630	$ 138,663	$ 146,293
Nonperforming	0	0	0	0	0	442	301	743
Total home equity lines	0	0	0	0	0	8,072	138,964	147,036
Home equity lines current period gross charge-offs	0	0	0	0	0	(23)	0	(23)
Mortgage loans								
Performing	200,442	162,407	159,857	119,772	56,601	231,147	0	930,226
Nonperforming	0	200	151	192	533	6,222	0	7,298
Total mortgage loans	200,442	162,607	160,008	119,964	57,134	237,369	0	937,524
Mortgage loans current period gross charge-offs	0	0	(47)	0	(40)	(53)	0	(140)
Residential loans								
Performing	200,442	162,407	159,857	119,772	56,601	238,777	138,663	1,076,519
Nonperforming	0	200	151	192	533	6,664	301	8,041
Total residential loans	$ 200,442	$ 162,607	$ 160,008	$ 119,964	$ 57,134	$ 245,441	$ 138,964	$ 1,084,560
Total residential loans current period gross charge-offs	0	0	(47)	0	(40)	(76)	0	(163)
Consumer direct loans								
Performing	$ 63,686	$ 34,722	$ 26,250	$ 15,560	$ 6,951	$ 11,922	$ 0	$ 159,091
Nonperforming	0	4	11	0	0	0	0	15
Total consumer direct loans	63,686	34,726	26,261	15,560	6,951	11,922	0	159,106
Total consumer direct loans current period gross charge-offs	(65)	(263)	(129)	(37)	(27)	(20)	0	(541)
Consumer indirect loans								
Performing	359,049	251,086	109,231	69,319	23,767	10,498	0	822,950
Nonperforming	133	223	157	11	22	9	0	555
Total consumer indirect loans	359,182	251,309	109,388	69,330	23,789	10,507	0	823,505
Total consumer indirect loans current period gross charge-offs	(541)	(2,320)	(1,688)	(492)	(121)	(171)	0	(5,333)

(in thousands) December 31		2023		2022		2021		2020		2019		Prior		Revolving Loans		Total
Consumer loans																
Performing		422,735		285,808		135,481		84,879		30,718		22,420		0		982,041
Nonperforming		133		227		168		11		22		9		0		570
Total consumer loans	$	422,868	$	286,035	$	135,649	$	84,890	$	30,740	$	22,429	$	0	$	982,611
Total consumer loans current period gross charge-offs	$	(606)	$	(2,583)	$	(1,817)	$	(529)	$	(148)	$	(191)	$	0	$	(5,874)

(in thousands)	Term Loans Amortized Cost Basis by Origination Year															
December 31		2022		2021		2020		2019		2018		Prior		Revolving Loans		Total
Home equity lines																
Performing	$	0	$	0	$	0	$	0	$	0	$	10,195	$	109,567	$	119,762
Nonperforming		0		0		0		0		0		502		276		778
Total home equity lines		0		0		0		0		0		10,697		109,843		120,540
Mortgage loans																
Performing		176,736		177,469		132,795		62,415		30,473		236,110		0		815,998
Nonperforming		0		282		98		791		422		7,405		0		8,998
Total mortgage loans		176,736		177,751		132,893		63,206		30,895		243,515		0		824,996
Residential loans																
Performing		176,736		177,469		132,795		62,415		30,473		246,305		109,567		935,760
Nonperforming		0		282		98		791		422		7,907		276		9,776
Total residential loans	$	176,736	$	177,751	$	132,893	$	63,206	$	30,895	$	254,212	$	109,843	$	945,536
Consumer direct loans																
Performing	$	62,239	$	42,014	$	23,921	$	11,166	$	6,766	$	11,357	$	0	$	157,463
Nonperforming		25		11		5		0		0		0		0		41
Total consumer direct loans		62,264		42,025		23,926		11,166		6,766		11,357		0		157,504
Consumer indirect loans																
Performing		371,079		168,513		116,267		45,748		26,247		9,073		0		736,927
Nonperforming		65		251		96		30		1		22		0		465
Total consumer indirect loans		371,144		168,764		116,363		45,778		26,248		9,095		0		737,392
Consumer loans																
Performing		433,318		210,527		140,188		56,914		33,013		20,430		0		894,390
Nonperforming		90		262		101		30		1		22		0		506
Total consumer loans	$	433,408	$	210,789	$	140,289	$	56,944	$	33,014	$	20,452	$	0	$	894,896

A loan is considered nonperforming if it is 90 days or more past due and/or on nonaccrual.

The total of consumer mortgage loans secured by real estate properties for which formal foreclosure proceedings have resumed was $3.5 million at December 31, 2023. The total of consumer mortgage loans secured by real estate properties for which formal foreclosure proceedings had resumed with restricted parameters was $3.3 million at December 31, 2022.

In accordance with ASC 326-20-30-2, if a loan does not share risk characteristics with other pooled loans in determining the ACL, the loan shall be evaluated for expected credit losses on an individual basis. Of the loans that CTBI has individually evaluated, the loans listed below by segment are those that are collateral dependent:

	December 31, 2023				
(in thousands)	Number of Loans		Recorded Investment		Specific Reserve
Hotel/motel	3	$	6,810	$	0
Commercial real estate residential	2		5,080		0
Commercial real estate nonresidential	9		21,637		250
Commercial other	2		5,658		0
Total collateral dependent loans	16	$	39,185	$	250

(in thousands)	December 31, 2022 Number of Loans	Recorded Investment	Specific Reserve
Hotel/motel	1	$ 1,168	$ 0
Commercial real estate residential	4	7,786	0
Commercial real estate nonresidential	8	14,718	200
Commercial other	2	8,926	1,000
Total collateral dependent loans	15	$ 32,598	$ 1,200

The hotel/motel, commercial real estate residential, and commercial real estate nonresidential segments are all collateralized with real estate. The two loans listed in the commercial other segment at December 31, 2023 are collateralized by inventory, equipment, and accounts receivable. The decrease in the specific reserve for the commercial other category was due to both principal pay downs during 2023 and additional collateral.

Certain loans have been modified where the customer is facing financial difficulty and economic concessions were granted to borrowers consisting of reductions in the interest rates, payment extensions, forgiveness of principal, and forbearances. These loans, segregated by class of loans and concession granted, are presented below for the year ended December 31, 2023:

	Interest Rate Reduction		Term Extension	
(in thousands)	Amortized Cost at December 31, 2023	% of total	Amortized Cost at December 31, 2023	% of total
Hotel/motel	$ 0	0.00%	$ 0	0.00%
Commercial real estate residential	534	0.13	1,788	0.43
Commercial real estate nonresidential	4,504	0.58	5,342	0.69
Dealer floorplans	0	0.00	0	0.00
Commercial other	0	0.00	6,025	1.88
Commercial loans	5,038	0.25	13,155	0.66
Real estate mortgage	581	0.06	5,431	0.58
Home equity lines	0	0.00	246	0.17
Residential loans	581	0.05	5,677	0.52
Consumer direct	0	0.00	165	0.10
Consumer indirect	0	0.00	334	0.04
Consumer loans	0	0.00	499	0.05
Loans and lease financing	$ 5,619	0.14%	$ 19,331	0.48%

	Combination – Term Extension and Interest Rate Reduction		Payment Change	
(in thousands)	Amortized Cost at December 31, 2023	% of total	Amortized Cost at December 31, 2023	% of total
Hotel/motel	$ 0	0.00%	$ 1,955	0.49%
Commercial real estate residential	0	0.00	218	0.05
Commercial real estate nonresidential	0	0.00	0	0.00
Dealer floorplans	0	0.00	0	0.00
Commercial other	29	0.01	288	0.09
Commercial loans	29	0.00	2,461	0.01
Real estate mortgage	1,101	0.12	0	0.00
Home equity lines	125	0.09	42	0.03
Residential loans	1,226	0.11	42	0.00
Consumer direct	0	0.00	18	0.01
Consumer indirect	0	0.00	0	0.00
Consumer loans	0	0.00	18	0.00
Loans and lease financing	$ 1,255	0.03%	$ 2,521	0.06%

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2023:

Loan Type	Interest Rate Reduction Financial Impact	Term Extension Financial Impact
Hotel/motel		
Commercial real estate residential	Reduced weighted-average contractual interest rate from 9.5% to 7.8%	Added a weighted-average 0.5 years to life of the loans
Commercial real estate nonresidential	Reduced weighted-average contractual interest rate from 9.5% to 7.5%	Added a weighted-average 0.1 years to life of the loans
Dealer floorplans		
Commercial other		Added a weighted-average 3.0 years to life of the loans
Real estate mortgage	Reduced weighted-average contractual interest rate from 7.0% to 4.4%	Added a weighted-average 2.8 years to life of the loans
Home equity lines		Added a weighted-average 6.1 years to life of the loans
Consumer direct		Removed a weighted-average 0.8 years to life of the loans
Consumer indirect		Added a weighted-average 0.3 years to life of the loans

Loan Type	Combination – Term Extension and Interest Rate Reduction Financial Impact	Payment Changes Financial Impact
Hotel/motel		Provided payment changes that will be added to the end of the original loan term
Commercial real estate residential		Provided payment changes that will be added to the end of the original loan term
Commercial real estate nonresidential		
Dealer floorplans		
Commercial other	Reduced weighted-average contractual interest rate from 12.8% to 11.3% and increased the weighted-average life by 2.9 years	Provided payment changes that will be added to the end of the original loan term
Real estate mortgage	Reduced weighted-average contractual interest rate from 6.3% to 5.8% and increased the weighted-average life by 12.2 years	
Home equity lines	Reduced weighted-average contractual interest rate from 9.4% to 8.1% and increased the weighted-average life by 9.3 years	Provided payment changes that will be added to the end of the original loan term
Consumer direct		Provided payment changes that will be added to the end of the original loan term
Consumer indirect		

Presented below, segregated by class of loans, are TDRs that occurred during the year ended December 31, 2022:

		Year Ended December 31, 2022			
		Pre-Modification Outstanding Balance			
(in thousands)	Number of Loans	Term Modification	Combination	Other	Total Modification
Commercial real estate residential	6	$ 659	$ 0	$ 66	$ 725
Commercial real estate nonresidential	8	1,206	0	118	1,324
Hotel/motel	0	0	0	0	0
Commercial other	22	12,812	0	66	12,878
Total commercial loans	36	14,677	0	250	14,927
Real estate mortgage	5	593	1,309	0	1,902
Total residential loans	5	593	1,309	0	1,902
Total troubled debt restructurings	41	$ 15,270	$ 1,309	$ 250	$ 16,829

(in thousands)	Number of Loans	Year Ended December 31, 2022 Post-Modification Outstanding Balance Term Modification	Combination	Other	Total Modification
Commercial real estate residential	6	$ 659	$ 0	$ 66	$ 725
Commercial real estate nonresidential	8	1,342	0	118	1,460
Hotel/motel	0	0	0	0	0
Commercial other	22	12,811	0	66	12,877
Total commercial loans	36	14,812	0	250	15,062
Real estate mortgage	5	593	1,309	0	1,902
Total residential loans	5	593	1,309	0	1,902
Total troubled debt restructurings	41	$ 15,405	$ 1,309	$ 250	$ 16,964

No charge-offs have resulted from modifications for any of the presented periods. We had commitments to extend additional credit in the amount of $16 thousand and $40 thousand at December 31, 2023 and 2022, respectively, on loans that were considered TDRs.

Loans retain their accrual status at the time of their modification. As a result, if a loan is on nonaccrual at the time it is modified, it stays as nonaccrual, and if a loan is on accrual at the time of the modification, it generally stays on accrual. Commercial and consumer loans modified in a TDR are closely monitored for delinquency as an early indicator of possible future default. If a loan modified in a TDR subsequently defaults, CTBI evaluates the loan for possible further impairment. The table below represents the payment status of modified loans to borrowers experiencing financial difficulty as of December 31, 2023.

(in thousands)	Past Due Status (Amortized Cost Basis) Current	30-89 Days	90+ Days	Nonaccrual
Hotel/motel	$ 1,955	$ 0	$ 0	$ 0
Commercial real estate residential	2,128	412	0	0
Commercial real estate nonresidential	9,846	0	0	0
Dealer floorplans	0	0	0	0
Commercial other	5,683	371	0	287
Real estate mortgage	6,382	0	361	370
Home equity lines	361	0	32	21
Consumer direct	159	24	0	0
Consumer indirect	303	31	0	0
Total	$ 26,817	$ 838	$ 393	$ 678

The allowance for credit losses may be increased, adjustments may be made in the allocation of the allowance, or partial charge-offs may be taken to further write-down the carrying value of the loan. Presented below, segregated by class of loans, are loans that were modified as TDRs during the year ended December 31, 2022 that subsequently defaulted. CTBI considers a loan in default when it is 90 days or more past due or transferred to nonaccrual.

(in thousands)	Year Ended December 31, 2022 Number of Loans	Recorded Balance
Residential:		
Real estate mortgage	2	$ 751
Total defaulted restructured loans	2	$ 751

Financial instrument credit losses apply to off-balance sheet credit exposures such as unfunded loan commitments and standby letters of credit. A liability for expected credit losses for off-balance sheet exposures is recognized if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancellable by the entity. Changes in this allowance are reflected in other operating expenses within the non-interest expense category. As of December 31, 2023 and December 31, 2022, the total unfunded commitment off-balance sheet credit exposure was $1.5 million and $0.7 million, respectively.

5. Mortgage Banking and Servicing Rights

Mortgage banking activities primarily include residential mortgage originations and servicing. As discussed in note 1 above, MSRs are carried at fair market value. The following table presents the components of mortgage banking income:

(in thousands) Year Ended December 31	2023	2022	2021
Net gain on sale of mortgage loans held for sale	$ 395	$ 1,525	$ 6,820
Net loan servicing income:			
Servicing fees	2,080	2,226	2,058
Late fees	81	78	67
Ancillary fees	36	94	848
Fair value adjustments	(965)	1,069	428
Net loan servicing income	1,232	3,467	3,401
Mortgage banking income	$ 1,627	$ 4,992	$ 10,221

Mortgage loans serviced for others are not included in the accompanying balance sheets. Loans serviced for the benefit of others (primarily FHLMC) totaled $725 million, $783 million, and $807 million at December 31, 2023, 2022, and 2021, respectively. Servicing loans for others generally consist of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $2.5 million, $3.0 million, and $2.6 million at December 31, 2023, 2022, and 2021, respectively.

Activity for capitalized MSRs using the fair value method is as follows:

(in thousands)	2023	2022	2021
Fair value of MSRs, beginning of year	$ 8,468	$ 6,774	$ 4,068
New servicing assets created	162	625	2,278
Change in fair value during the year due to:			
Time decay (1)	(430)	(450)	(259)
Payoffs (2)	(347)	(429)	(587)
Changes in valuation inputs or assumptions (3)	(188)	1,948	1,274
Fair value of MSRs, end of year	$ 7,665	$ 8,468	$ 6,774

(1) Represents decrease in value due to regularly scheduled loan principal payments and partial loan paydowns.
(2) Represents decrease in value due to loans that paid off during the period.
(3) Represents change in value resulting from market-driven changes in interest rates.

The fair values of capitalized MSRs were $7.7 million, $8.5 million, and $6.8 million at December 31, 2023, 2022, and 2021, respectively. Fair values for the years ended December 31, 2023, 2022, and 2021 were determined by third-party valuations with a resulting 10.0% average discount rate in each of the years 2023 and 2022 compared to the 10.1% average discount rate in 2021 and weighted average default rates of 0.95%, 1.24%, and 1.39%, respectively. Prepayment speeds generated using the Andrew Davidson Prepayment Model averaged 7.5%, 7.1%, and 10.0% at December 31, 2023, 2022, and 2021, respectively. MSR values are very sensitive to movement in interest rates as expected future net servicing income depends on the projected balance of the underlying loans, which can be greatly impacted by the level of prepayments. CTBI does not currently hedge against changes in the fair value of our MSR portfolio.

6. Related Party Transactions

In the ordinary course of business, CTB has made extensions of credit and had transactions with certain directors and executive officers of CTBI or our subsidiaries, including their associates (as defined by the Securities and Exchange Commission). We believe such extensions of credit and transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

Activity for related party extensions of credit during 2023 and 2022 is as follows:

(in thousands)	2023	2022
Related party extensions of credit, beginning of year	$ 42,067	$ 45,022
New loans and advances on lines of credit	980	1,813
Repayments	(7,502)	(4,749)
Decrease due to changes in related parties	(230)	(19)
Related party extensions of credit, end of year	$ 35,315	$ 42,067

The aggregate balances of related party deposits at December 31, 2023 and 2022 were $28.3 million and $27.9 million, respectively.

A director of CTBI is a shareholder in a law firm that provided services to CTBI and our subsidiaries during the years 2023, 2022, and 2021. Approximately $0.4 million in legal fees and $0.1 million in expenses paid on behalf of CTBI, $0.5 million total, were paid to this law firm during each of the years 2023, 2022, and 2021.

7. Premises and Equipment

Premises and equipment are summarized as follows:

(in thousands) **December 31**	2023	2022
Land and buildings	$ 82,929	$ 81,345
Leasehold improvements	4,858	4,797
Furniture, fixtures, and equipment	39,695	43,531
Construction in progress	2,790	589
Total premises and equipment	130,272	130,262
Less accumulated depreciation and amortization	(84,961)	(87,629)
Premises and equipment, net	$ 45,311	$ 42,633

Depreciation and amortization of premises and equipment for 2023, 2022, and 2021 was $3.6 million, $3.3 million, and $3.2 million, respectively.

8. Other Real Estate Owned

Activity for other real estate owned was as follows:

(in thousands)		2023		2022
Beginning balance of other real estate owned	$	3,671	$	3,486
New assets acquired		658		2,433
Capitalized costs		47		73
Fair value adjustments		(211)		(285)
Sale of assets		(2,549)		(2,036)
Ending balance of other real estate owned	$	1,616	$	3,671

Carrying costs and fair value adjustments associated with foreclosed properties were $0.3 million, $0.5 million, and $1.4 million for 2023, 2022, and 2021, respectively. See note 1 for a description of our accounting policies relative to foreclosed properties and other real estate owned.

The major classifications of foreclosed properties are shown in the following table:

(in thousands) **December 31**		2023		2022
1-4 family	$	827	$	859
Construction/land development/other		383		867
Multifamily		0		0
Non-farm/non-residential		406		1,945
Total foreclosed properties	$	1,616	$	3,671

9. Deposits

Major classifications of deposits are categorized as follows:

(in thousands) **December 31**		2023		2022
Noninterest bearing deposits	$	1,260,690	$	1,394,915
Interest bearing demand deposits		123,927		112,265
Money market deposits		1,525,537		1,348,809
Savings		535,063		654,380
Certificates of deposit and other time deposits of $100,000 or more		766,691		531,424
Certificates of deposit and other time deposits less than $100,000		512,714		384,350
Total deposits	$	4,724,622	$	4,426,143

Certificates of deposit and other time deposits of $250,000 or more at December 31, 2023 and 2022 were $318.0 million and $203.7 million, respectively.

Maturities of certificates of deposits and other time deposits are presented below:

	Maturities by Period at December 31, 2023													
(in thousands)		Total		Within 1 Year		2 Years		3 Years		4 Years		5 Years		After 5 Years
Certificates of deposit and other time deposits of $100,000 or more	$	766,691	$	704,535	$	39,134	$	5,503	$	4,022	$	13,497	$	0
Certificates of deposit and other time deposits less than $100,000		512,714		460,426		28,547		9,474		7,994		5,924		349
Total maturities	$	1,279,405	$	1,164,961	$	67,681	$	14,977	$	12,016	$	19,421	$	349

10. Borrowings

Short-term debt is categorized as follows:

(in thousands) **December 31**		2023		2022
Repurchase agreements	$	225,245	$	215,431
Federal funds purchased		500		500
Total short-term debt	$	225,745	$	215,931

All federal funds purchased mature and reprice daily. See note 11 for information regarding the maturities of our repurchase agreements. The average rates paid for federal funds purchased and repurchase agreements on December 31, 2023 were 5.30% and 4.52%, respectively.

The maximum balance for repurchase agreements at any month-end during 2023 occurred at October 31, 2023, with a month-end balance of $234.3 million. The average balance of repurchase agreements for the year was $219.0 million.

Long-term debt is categorized as follows:

(in thousands) **December 31**		**2023**		**2022**
Junior subordinated debentures, 7.23%, due 6/1/37	$	57,841	$	57,841
Loan related borrowings, 3.25%, due 9/17/44		6,400		0
Total long-term debt	$	64,241	$	57,841

On March 30, 2007, CTBI issued $61.3 million in junior subordinated debentures to a newly formed unconsolidated Delaware statutory trust subsidiary which in turn issued $59.5 million of capital securities in a private placement to institutional investors. The debentures, which mature in 30 years but are redeemable at par at CTBI's option after five years, were issued at a rate of 6.52% until June 1, 2012, and thereafter at a floating rate based on the three-month LIBOR plus 1.59%. The underlying capital securities were issued at the equivalent rates and terms. The proceeds of the debentures were used to fund the redemption on April 2, 2007 of all CTBI's outstanding 9.0% and 8.25% junior subordinated debentures in the total amount of $61.3 million. In May 2017, CTBI was able to purchase $2.0 million of the junior subordinated debentures in the open market at a purchase price of $1.4 million, resulting in a gain of $0.6 million. In August 2019, an additional $1.5 million was purchased in the open market at a price of $1.3 million, resulting in a gain of $0.2 million. The junior subordinated debentures will be retained by CTBI until maturity, and CTBI will continue to report the junior subordinated debentures at the net amount outstanding of $57.8 million.

On March 15, 2022, the President of the United States of America signed into law the Adjustable Interest Rate (LIBOR) Act (as implemented by the Final Regulations (defined below), the "LIBOR Act"). Under the LIBOR Act, on the first London banking day after June 30, 2023 (the "LIBOR Replacement Date"), a benchmark replacement recommended by the Board of Governors of the Federal Reserve System (the "Board") will replace LIBOR in certain contracts. These contracts are those which, after giving effect to other parts of the LIBOR Act, (i) contain no fallback provisions (including contracts which contain no fallback provisions after giving effect to certain parts of the LIBOR Act) or (ii) contain fallback provisions that identify neither a specific non-LIBOR based benchmark replacement nor a person with the authority, right or obligation to determine a benchmark replacement. Other parts of the LIBOR Act require that fallback provisions which (i) are based in any way on any LIBOR value, except to account for the difference between LIBOR and the benchmark replacement or (ii) require that a person (other than a benchmark administrator) conduct a poll, survey or inquiries for quotes or information concerning interbank lending or deposit rates be disregarded and deemed null and void. The Board-recommended benchmark replacement is based on the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York, including any recommended spread adjustment and benchmark replacement conforming changes. In addition, the LIBOR Act creates a safe harbor protecting from liability any person (including any person with the authority to determine a benchmark replacement under the junior subordinated debentures and the related trust preferred securities (the "TRUPS Documents")) for the selection or use of the Board-recommended benchmark replacement or the implementation of certain technical, administrative or operational changes relating to the implementation, administration and calculation of the Board-recommended benchmark replacement.

Under the LIBOR Act, the Board was required to promulgate regulations implementing the LIBOR Act. On December 16, 2022, the Board issued its final regulations (the "Final Regulations") implementing the LIBOR Act. The Final Regulations: (i) address the applicability of the LIBOR Act to various LIBOR contracts, (ii) identify the Board-selected benchmark replacements for various types of LIBOR contracts, (iii) include certain benchmark replacement conforming changes, (iv) address the issue of preemption and (v) provide other clarifications, definitions and information.

As mentioned above, CTBI received notice from the trustee of the trust subsidiary that the TRUPS Documents issued by the trust subsidiary do not provide a Replacement Rate or include other fallback provisions which would apply on the LIBOR Replacement Date. Therefore, the 3-month CME Term SOFR or 6-month CME Term SOFR as adjusted by the relevant spread adjustment, which is 0.26161 percent or 0.42826 percent, shall be the benchmark replacement for the Applicable LIBOR in the TRUPS Documents.

On November 29, 2023, the coupon rate was set at 7.2287% for the March 1, 2024 distribution date, which was based on the 3-month CME Term SOFR rate as of November 29, 2023 of 5.37709% plus 0.26161% spread adjustment plus 1.59%.

CTB sold the guaranteed portion of a loan in a transaction that did not meet the accounting requirements to qualify for recognition as a sold loan. The gross amount of the loan is recognized in the loan portfolio as an earning asset and the sold portion is recognized as a loan related borrowing. Repayment of the liability will be provided by the loan payments made by the loan customer. The principal amount is also guaranteed by the SBA.

11. Repurchase Agreements

We utilize securities sold under agreements to repurchase to facilitate the needs of our customers and provide additional funding to our balance sheet. Repurchase agreements are transactions whereby we offer to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates CTBI to repurchase the security on an agreed upon date at an agreed upon repurchase price plus interest at an agreed upon rate. Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction and are reflected in the accompanying consolidated balance sheets.

We monitor collateral levels on a continuous basis and maintain records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and we segregate the security from its general assets in accordance with regulations governing custodial holdings of securities. The primary risk with our repurchase agreements is market risk associated with the securities securing the transactions, as we may be required to provide additional collateral based on fair value changes of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents. The carrying value of investment securities available-for-sale pledged as collateral under repurchase agreements totaled $296.6 million and $273.8 million at December 31, 2023 and December 31, 2022, respectively.

The remaining contractual maturity of the securities sold under agreements to repurchase by class of collateral pledged included in the accompanying consolidated balance sheets as of December 31, 2023 and December 31, 2022 is presented in the following tables:

	December 31, 2023				
	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions:					
U.S. Treasury and government agencies	$ 21,156	$ 19	$ 1,817	$ 23,640	$ 46,632
State and political subdivisions	98,053	481	5,962	3,219	107,715
U.S. government sponsored agency mortgage-backed securities	17,538	0	41,521	9,269	68,328
Asset-backed securities	2,570	0	0	0	2,570
Total	$ 139,317	$ 500	$ 49,300	$ 36,128	$ 225,245

	December 31, 2022				
	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions:					
U.S. Treasury and government agencies	$ 21,679	$ 34	$ 2,979	$ 1,832	$ 26,524
State and political subdivisions	96,627	466	9,634	2,140	108,867
U.S. government sponsored agency mortgage-backed securities	17,964	0	52,387	9,385	79,736
Asset-backed securities	304	0	0	0	304
Total	$ 136,574	$ 500	$ 65,000	$ 13,357	$ 215,431

12. Advances from Federal Home Loan Bank

Federal Home Loan Bank ("FHLB") advances consisted of the following monthly amortizing borrowings at December 31:

(in thousands)	2023	2022
Monthly amortizing	$ 334	$ 355
Total FHLB advances	$ 334	$ 355

The advances from the FHLB that require monthly principal payments were due for repayment as follows:

	Principal Payments Due by Period at December 31, 2023						
(in thousands)	Total	Within 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years
Outstanding advances, weighted average interest rate – 0.05%	$ 334	$ 22	$ 20	$ 21	$ 20	$ 21	$ 230

At December 31, 2023, CTBI had monthly amortizing FHLB advances totaling $0.3 million at a weighted average interest rate of 0.05%.

Advances totaling $0.3 million at December 31, 2023 were collateralized by FHLB stock of $4.7 million and a blanket lien on qualifying 1-4 family first mortgage loans. As of December 31, 2023, CTBI had a $493.2 million FHLB borrowing capacity with $0.3 million in advances and $16.7 million in letters of credit used for public fund pledging leaving $476.2 million available for additional advances. The advances had fixed interest rates of 0.00% and 2.00% with a weighted average rate of 0.05%. The advances are subject to restrictions or penalties in the event of prepayment.

13. Income Taxes

The components of the provision for income taxes, exclusive of tax effect of unrealized AFS securities gains and losses, are as follows:

(in thousands)	2023	2022	2021
Current federal income tax expense	$ 14,954	$ 14,882	$ 16,160
Current state income tax expense	4,901	1,096	4,214
Deferred federal income tax expense	382	194	1,138
Deferred state income tax expense	327	3,056	1,192
Total income tax expense	$ 20,564	$ 19,228	$ 22,704

A reconciliation of income tax expense at the statutory rate to our actual income tax expense is shown below:

(in thousands)	2023		2022		2021	
Computed at the statutory rate	$ 20,699	21.00%	$ 21,219	21.00%	$ 23,235	21.00%
Adjustments resulting from:						
Tax-exempt interest	(637)	(0.65)	(717)	(0.70)	(690)	(0.62)
Housing and new markets credits	(3,205)	(3.25)	(3,105)	(3.07)	(3,939)	(3.56)
Bank owned life insurance	(496)	(0.50)	(367)	(0.36)	(382)	(0.35)
ESOP dividend deduction	(259)	(0.26)	(240)	(0.24)	(233)	(0.21)
Stock option exercises and restricted stock vesting	(8)	(0.01)	(1)	0.00	25	0.02
State income taxes	4,131	4.19	3,281	3.25	4,270	3.86
Split dollar life insurance	126	0.13	(184)	(0.19)	212	0.19
Other	213	0.21	(658)	(0.66)	206	0.19
Total	$ 20,564	20.86%	$ 19,228	19.03%	$ 22,704	20.52%

The components of the net deferred tax asset as of December 31 are as follows:

(in thousands)	2023	2022
Deferred tax assets:		
Allowance for credit losses	$ 12,361	$ 11,472
Interest on nonaccrual loans	277	362
Accrued expenses	1,633	2,969
Unrealized losses on AFS securities	34,311	45,339
Allowance for other real estate owned	49	223
Lease liabilities	4,090	4,398
Other	790	485
Total deferred tax assets	53,511	65,248
Deferred tax liabilities:		
Depreciation and amortization	(14,927)	(14,859)
FHLB stock dividends	(341)	(827)
Loan fee income	(1,519)	(1,136)
Mortgage servicing rights	(1,912)	(2,113)
Limited partnership investments	(843)	(710)
Right of use assets	(3,918)	(4,259)
Other	(1,910)	(1,466)
Total deferred tax liabilities	(25,370)	(25,370)
Net deferred tax asset	$ 28,141	$ 39,878

CTBI accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. CTBI determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

With a few exceptions, CTBI is no longer subject to U.S. federal tax examinations by tax authorities for years before 2020, and state and local income tax examinations by tax authorities for years before 2019. For federal tax purposes, CTBI recognizes interest and penalties on income taxes as a component of income tax expense. CTBI files consolidated income tax returns with our subsidiaries.

14. Employee Benefits

CTBI maintains two separate retirement savings plans, a 401(k) Plan and an Employee Stock Ownership Plan ("ESOP").

The 401(k) Plan is available for participant contributions to all employees (age 21 and over) who are credited with 90 days of service and for employer matching as described below at one year of service (12 consecutive month period with at least 1,000 hours). The company match will continue to begin with one year of credited service. Participants in the plan have the option to contribute from 1% to 20% of their annual compensation. CTBI matches 50% of participant contributions up to 8% of gross pay. CTBI may, at our discretion, contribute an additional percentage of covered employees' compensation. CTBI's matching contributions were $1.2 million, $1.2 million, and $1.1 million for the three years ended December 31, 2023, 2022, and 2021, respectively. The 401(k) Plan owned 367,106, 348,859, and 445,562 shares of CTBI's common stock at December 31, 2023, 2022, and 2021, respectively. Substantially all shares owned by the 401(k) Plan were allocated to employee accounts on those dates. The market price of the shares at the date of allocation is essentially the same as the market price at the date of purchase.

The ESOP is available to all employees (age 21 and over) who are credited with one year of service (12 consecutive month period with at least 1,000 hours). CTBI currently contributes 4% of covered employees' compensation to the ESOP. The ESOP uses the contributions to acquire shares of CTBI's common stock. CTBI's contributions to the ESOP were $1.8 million, $1.7 million, and $1.8 million for the three years ended December 31, 2023, 2022, and 2021, respectively. The ESOP owned 772,351, 734,677, and 774,562 shares of CTBI's common stock at December 31, 2023, 2022, and 2021, respectively. Substantially all shares owned by the ESOP were allocated to employee accounts on those dates. The market price of the shares at the date of allocation is essentially the same as the market price at the date of purchase.

Stock-Based Compensation:

As of December 31, 2023, CTBI maintained one active and one inactive incentive stock ownership plan covering key employees. The 2015 Stock Ownership Incentive Plan ("2015 Plan") was approved by the Board of Directors and the Shareholders in 2015. The 2006 Stock Ownership Incentive Plan ("2006 Plan") was approved by the Board of Directors and the Shareholders in 2006. The 2006 Plan was rendered inactive as of April 28, 2015. The 2015 Plan has 550,000 shares authorized, 348,146 of which were available at December 31, 2023. Shares issuable pursuant to awards which were granted under the prior plans on or before their respective expiration or termination dates will be issued from the remaining shares reserved for issuance under the prior plans. The shares of common stock reserved for issuance under the prior plans in excess of the number of shares as to which options or other benefits are awarded thereunder, and any shares as to which options or other benefits granted under the prior plans may lapse, expire, terminate, or be canceled, will not be reserved and available for issuance or reissuance under the 2015 Plan. The following table provides detail of the number of shares to be issued upon exercise of outstanding stock-based awards and remaining shares available for future issuance under all of CTBI's equity compensation plans as of December 31, 2023:

Plan Category *(shares in thousands)*	**Number of Shares to Be Issued Upon Exercise**	**Weighted Average Price**	**Shares Available for Future Issuance**	
Equity compensation plans approved by shareholders:				
Stock options	20	$ 32.27	348	(a)
Restricted stock	(c)	(b)	(a)	
Performance units	(d)	(b)	(a)	
Stock appreciation rights ("SARs")	(e)	(b)	(a)	
Total			348	

(a) Under the 2015 Plan, 550,000 shares are authorized for issuance; 206,949 have been issued as of December 31, 2023. In January of 2016, 18,069 restricted stock shares were issued under the terms of the 2015 Plan pursuant to awards granted under the 2006 Plan. Additional shares will not be issued pursuant to awards granted from prior plans.

(b) Not applicable.

(c) The maximum number of shares of restricted stock that may be granted is 550,000 shares, and the maximum that may be granted to a participant during any calendar year is 75,000 shares.

(d) No performance units payable in stock had been issued as of December 31, 2023. The maximum payment that can be made pursuant to performance units granted to any one participant in any calendar year is $1,000,000.

(e) No SARS have been issued. The maximum number of shares with respect to which SARs may be granted to a participant during any calendar year is 100,000 shares.

The following table details the shares available for future issuance under the 2015 Plan at December 31, 2023.

Plan Category	Shares Available for Future Issuance
Shares available at January 1, 2023	400,221
Stock option grants	0
Restricted stock grants	(52,865)
Forfeitures	790
Shares available for future issuance at December 31, 2023	348,146

There were no stock options granted in 2023, 2022, or 2021.

The 2015 Plan:

There was no stock option activity for the 2015 Plan for the years ended December 31, 2023, 2022, and 2021.

The following table shows restricted stock activity for the 2015 Plan for the years ended December 31, 2023, 2022, and 2021:

December 31	2023			2022			2021		
	Grants		Weighted Average Fair Value at Grant	Grants		Weighted Average Fair Value at Grant	Grants		Weighted Average Fair Value at Grant
Outstanding at beginning of year	68,137	$	44.13	47,063	$	42.90	55,551	$	44.04
Granted	52,865		43.10	50,438		45.15	9,193		38.70
Vested	(23,372)		43.32	(29,364)		43.92	(17,681)		44.31
Forfeited	(790)		44.87	0		-	0		-
Outstanding at end of year	96,840	$	43.75	68,137	$	44.13	47,063	$	42.90

The 2006 Plan:

CTBI's stock option activity for the 2006 Plan for the years ended December 31, 2023, 2022, and 2021 is summarized as follows:

December 31	2023			2022			2021		
	Options		Weighted Average Exercise Price	Options		Weighted Average Exercise Price	Options		Weighted Average Exercise Price
Outstanding at beginning of year	20,000	$	32.27	20,000	$	32.27	20,000	$	32.27
Granted	0		0	0		0	0		0
Exercised	0		0	0		0	0		0
Forfeited/expired	0		0	0		0	0		0
Outstanding at end of year	20,000	$	32.27	20,000	$	32.27	20,000	$	32.27
Exercisable at end of year	20,000	$	32.27	20,000	$	32.27	20,000	$	32.27

There were no nonvested options at December 31, 2023. Incentive stock options are exercisable four years from grant date, and management retention stock options are exercisable five years from grant date. All outstanding options as of December 31, 2023 are management retention stock options. Stock options expire 10 years from the grant date if not exercised within that timeframe.

The weighted average remaining contractual term in years of the options outstanding at December 31, 2023 was 1.1 years.

There were no options granted from the 2006 Plan during the years 2023, 2022, and 2021.

The following table shows the intrinsic values of options exercised, exercisable, and outstanding for the 2006 Plan for the years ended December 31, 2023, 2022, and 2021:

(in thousands)		2023		2022		2021
Options exercised	$	0	$	0	$	0
Options exercisable		232		273		227
Outstanding options		232		273		227

There was no restricted stock activity for the 2006 Plan for the years ended December 31, 2023, 2022, and 2021.

The following table shows the unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans at December 31, 2023, 2022, and 2021 and the total grant-date fair value of shares vested, cash received from option exercises under all share-based payment arrangements, and the actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the years ended December 31, 2023, 2022, and 2021.

(in thousands)	2023	2022	2021
Unrecognized compensation cost of nonvested share-based compensation arrangements granted under the plan at year-end	$ 2,954	$ 2,108	$ 1,093
Total fair value of shares vested for the year	974	1,306	664
Cash received from option exercises under all share-based payment arrangements for the year	0	0	0
Tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the year	0	0	0

The unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans at December 31, 2023 is expected to be recognized over a weighted-average period of 3.0 years.

15. Leases

CTBI has one finance lease for property but no material sublease or leasing arrangements for which it is the lessor of property or equipment. CTBI has operating leases for banking and ATM locations. These leases have original remaining lease terms of 1 year to 45 years, some of which include options to renew the leases for up to 5 years. These options, some of which include variable costs related to rent escalations based on recent financial indices, such as the Consumer Price Index, where CTBI estimates future rent increases, are included in the calculation of the lease liability and right-of-use asset when management determines it is reasonably certain the option will be exercised. CTBI determines this on each lease by considering all relevant contract-based, asset-based, market-based, and entity-based economic factors.

The components of lease expense for the years ended December 31, 2023 and 2022 were as follows:

(in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022
Finance lease cost:		
Amortization of right-of-use assets – finance leases	$ 166	$ 64
Interest on lease liabilities – finance leases	118	70
Total finance lease cost	284	134
Short-term lease cost	92	85
Operating lease cost	1,888	1,838
Total lease cost	2,264	2,057
Sublease income	(273)	(249)
Net lease cost	$ 1,991	$ 1,808

Supplemental cash flow information related to CTBI’s operating and finance leases for the years ended December 31, 2023 and 2022 was as follows:

(in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022
Finance lease – operating cash flows	$ 128	$ 67
Finance lease – financing cash flows	$ 33	$ 24
Operating lease – operating cash flows (fixed payments)	$ 1,889	$ 1,760
Operating lease – operating cash flows (liability reduction)	$ 1,455	$ 1,424
New right-of-use assets – operating leases	$ 358	$ 3,469
New right-of-use assets – finance leases	$ 0	$ 2,070
Weighted average lease term – financing leases	26.12 years	27.10 years
Weighted average lease term – operating leases	13.20 years	13.84 years
Weighted average discount rate – financing leases	4.90%	4.90%
Weighted average discount rate – operating leases	3.56%	3.55%

Maturities of lease liabilities as of December 31, 2023 are as follows:

(in thousands)	Operating Leases	Finance Leases
2024	$ 1,877	$ 154
2025	1,782	159
2026	1,774	170
2027	1,656	174
2028	1,257	179
Thereafter	8,137	6,070
Total lease payments	16,483	6,906
Less imputed interest	(3,525)	(3,471)
Total	$ 12,958	$ 3,435

Maturities of lease liabilities as of December 31, 2022 are as follows:

(in thousands)	Operating Leases	Finance Leases
2023	$ 1,878	$ 151
2024	1,853	155
2025	1,748	160
2026	1,731	171
2027	1,620	175
Thereafter	9,393	6,362
Total lease payments	18,223	7,174
Less imputed interest	(4,063)	(3,706)
Total	$ 14,160	$ 3,468

16. Fair Value of Financial Assets and Liabilities

Fair Value Measurements

ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. In this standard, the FASB clarifies the principle that fair value should be based on the exit price when pricing the asset or liability. In support of this principle, ASC 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in determining an exit price for the assets or liabilities.

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022 and indicate the level within the fair value hierarchy of the valuation techniques.

		Fair Value Measurements at December 31, 2023 Using		
(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured – recurring basis				
Available-for-sale securities:				
U.S. Treasury and government agencies	$ 354,817	$ 336,285	$ 18,532	$ 0
State and political subdivisions	264,945	0	264,945	0
U.S. government sponsored agency mortgage-backed securities	456,736	0	456,736	0
Asset-backed securities	87,226	0	87,226	0
Equity securities at fair value	3,158	0	0	3,158
Mortgage servicing rights	7,665	0	0	7,665

(in thousands)	Fair Value	Fair Value Measurements at December 31, 2022 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets measured – recurring basis				
Available-for-sale securities:				
U.S. Treasury and government agencies	$ 381,932	$ 346,265	$ 35,667	$ 0
State and political subdivisions	265,102	0	265,102	0
U.S. government sponsored agency mortgage-backed securities	520,085	0	520,085	0
Asset-backed securities	89,107	0	89,107	0
Equity securities at fair value	2,166	0	0	2,166
Mortgage servicing rights	8,468	0	0	8,468

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. These valuation methodologies were applied to all of CTBI's financial assets carried at fair value. CTBI had no liabilities measured and recorded at fair value as of December 31, 2023 and December 31, 2022. There have been no significant changes in the valuation techniques during the year ended December 31, 2023. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Available-for-Sale Securities

Securities classified as AFS are reported at fair value on a recurring basis. U.S. Treasury and government agencies are classified as Level 1 of the valuation hierarchy where quoted market prices are available in the active market on which the individual securities are traded.

If quoted market prices are not available, CTBI obtains fair value measurements from an independent pricing service, such as Interactive Data, which utilizes pricing models to determine fair value measurement. CTBI reviews the pricing quarterly to verify the reasonableness of the pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions, among other factors. U.S. Treasury and government agencies, state and political subdivisions, U.S. government sponsored agency mortgage-backed securities, and asset-backed securities are classified as Level 2 inputs.

In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements are estimated on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

Equity Securities at Fair Value

As of December 31, 2023 and December 31, 2022, the only securities owned by CTBI that were valued using Level 3 criteria are Visa Class B Stock (included in equity securities at fair value). Fair value for Visa Class B Stock is determined by an independent third party utilizing assumptions about factors such as quarterly common stock dividend payments, the conversion of the securities to the relevant Class A Stock shares subject to the prevailing conversion rate and conversion date. We have concluded the third party assumptions, processes, and conclusions to be reasonable and appropriate in determining the fair value of this asset. See the table below for inputs and valuation techniques used for Level 3 equity securities.

Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") do not trade in an active, open market with readily observable prices. CTBI reports MSRs at fair value on a recurring basis with subsequent remeasurement of MSRs based on change in fair value.

In determining fair value, CTBI utilizes the expertise of an independent third party. Accordingly, fair value is determined by the independent third party by utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends, and industry demand. Due to the nature of the valuation inputs, MSRs are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements of MSRs are tested for impairment on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with accounting standards generally accepted in the United States. We have reviewed the assumptions, processes, and conclusions of the third party provider. We have determined these assumptions, processes, and conclusions to be reasonable and appropriate in determining the fair value of this asset. See the table below for inputs and valuation techniques used for Level 3 MSRs.

Level 3 Reconciliation

Following is a reconciliation of the beginning and ending balances of recurring fair value measurements, for the periods indicated, using significant unobservable (Level 3) inputs:

(in thousands)	2023		2022	
	Equity Securities at Fair Value	**Mortgage Servicing Rights**	**Equity Securities at Fair Value**	**Mortgage Servicing Rights**
Beginning balance	$ 2,166	$ 8,468	$ 2,253	$ 6,774
Total unrealized gains (losses)				
Included in net income	992	(188)	(87)	1,948
Issues	0	162	0	625
Settlements	0	(777)	0	(879)
Ending balance	$ 3,158	$ 7,665	$ 2,166	$ 8,468
Total gains (losses) for the period included in net income attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$ 992	$ (188)	$ (87)	$ 1,948

Realized and unrealized gains and losses for items reflected in the table above are included in net income in the consolidated statements of income as follows:

Noninterest Income

(in thousands)	2023	2022
Total gains (losses)	$ 27	$ 982

Nonrecurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a nonrecurring basis as of December 31, 2023 and December 31, 2022 and indicate the level within the fair value hierarchy of the valuation techniques.

		Fair Value Measurements at December 31, 2023 Using		
(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured – nonrecurring basis				
Collateral dependent loans	$ 8,397	$ 0	$ 0	$ 8,397
Other real estate owned	205	0	0	205

		Fair Value Measurements at December 31, 2022 Using		
(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured – nonrecurring basis				
Collateral dependent loans	$ 2,703	$ 0	$ 0	$ 2,703
Other real estate owned	570	0	0	570

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral Dependent Loans

The estimated fair value of collateral-dependent loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent loans are classified within Level 3 of the fair value hierarchy.

CTBI considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Chief Credit Officer. Appraisals are reviewed for accuracy and consistency by the Chief Credit Officer. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Chief Credit Officer by comparison to historical results.

Loans considered collateral-dependent are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty in accordance with ASC 326-20-35-5. Fair value adjustments on collateral-dependent loans disclosed above were $0.3 million and $1.0 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Other Real Estate Owned

In accordance with the provisions of ASC 360, *Property, Plant, and Equipment,* other real estate owned ("OREO") is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy. Long-lived assets are subject to nonrecurring fair value adjustments to reflect subsequent partial write-downs that are based on the observable market price or current appraised value of the collateral. Fair value adjustments on OREO disclosed above were $0.1 million and $0.2 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 18 months but generally not more than 24 months. Appraisers are selected from the list of approved appraisers maintained by management.

Unobservable (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at December 31, 2023 and December 31, 2022.

	Quantitative Information about Level 3 Fair Value Measurements			
(in thousands)	**Fair Value at December 31, 2023**	**Valuation Technique(s)**	**Unobservable Input**	**Range (Weighted Average)**
Equity securities at fair value	$ 3,158	Discount cash flows, computer pricing model	Discount rate	15.0% - 25.0% (20.0%)
			Conversion date	Dec 2028 – Dec 2032 (Dec 2030)
Mortgage servicing rights	$ 7,665	Discount cash flows, computer pricing model	Constant prepayment rate	0.0% - 77.6% (7.5%)
			Probability of default	0.0% - 66.7% (1.0%)
			Discount rate	9.5% - 12.0% (10.0%)
Collateral-dependent loans	$ 8,397	Market comparable properties	Marketability discount	10.9% - 19.6% (12.2%)
Other real estate owned	$ 205	Market comparable properties	Comparability adjustments	10.0% - 23.9% (17.5%)

	Quantitative Information about Level 3 Fair Value Measurements			
(in thousands)	**Fair Value at December 31, 2022**	**Valuation Technique(s)**	**Unobservable Input**	**Range (Weighted Average)**
Equity securities at fair value	$ 2,166	Discount cash flows, computer pricing model	Discount rate	8.0% - 12.0% (10.0%)
			Conversion date	Dec 2025 – Dec 2029 (Dec 2027)
Mortgage servicing rights	$ 8,468	Discount cash flows, computer pricing model	Constant prepayment rate	6.5% - 28.0% (7.1%)
			Probability of default	0.0% - 100.0% (1.2%)
			Discount rate	9.5% - 12.0% (10.0%)
Collateral-dependent loans	$ 2,703	Market comparable properties	Marketability discount	52.0% - 52.0% (52.0%)
Other real estate owned	$ 570	Market comparable properties	Comparability adjustments	10.0% - 30.6% (10.9%)

Uncertainty of Fair Value Measurements

The following is a discussion of the uncertainty of fair value measurements, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement, and how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Equity Securities at Fair Value

Fair value for equity securities is derived based on unobservable inputs, such as the discount rate, quarterly dividends payable to the Visa Class B common stock, and the prevailing conversion rate at the conversion date. The most recent conversion rate of 1.5875 and the most recent dividend rate of 0.8255 were used to derive the fair value estimate. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for discount rate is accompanied by a directionally opposite change in the fair value estimate.

Mortgage Servicing Rights

Fair value for MSRs is derived based on unobservable inputs, such as prepayment speeds of the underlying loans generated using the Andrew Davidson Prepayment Model, FHLMC/FNMA guidelines, the weighted average life of the loan, the discount rate, the weighted average coupon, and the weighted average default rate. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for prepayment speeds is accompanied by a directionally opposite change in the assumption for interest rates.

Fair Value of Financial Instruments

The following table presents estimated fair value of CTBI’s financial instruments as of December 31, 2023 and indicates the level within the fair value hierarchy of the valuation techniques. In accordance with the adoption of ASU 2016-01, the fair values as of December 31, 2023 were measured using an exit price notion.

		Fair Value Measurements at December 31, 2023 Using		
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Cash and cash equivalents	$ 271,400	$ 271,400	$ 0	$ 0
Certificates of deposit in other banks	245	0	245	0
Debt securities available-for-sale	1,163,724	336,285	827,439	0
Equity securities at fair value	3,158	0	0	3,158
Loans held for sale	152	154	0	0
Loans, net	4,001,363	0	0	3,745,477
Federal Home Loan Bank stock	4,712	0	4,712	0
Federal Reserve Bank stock	4,887	0	4,887	0
Accrued interest receivable	23,575	0	23,575	0
Financial liabilities:				
Deposits	$ 4,724,622	$ 1,260,690	$ 3,480,806	$ 0
Repurchase agreements	225,245	0	0	225,187
Federal funds purchased	500	0	500	0
Advances from Federal Home Loan Bank	334	0	349	0
Long-term debt	64,241	0	0	50,326
Accrued interest payable	7,389	0	7,389	0
Unrecognized financial instruments:				
Letters of credit	$ 0	$ 0	$ 0	$ 0
Commitments to extend credit	0	0	0	0
Forward sale commitments	0	0	0	0

The following table presents estimated fair value of CTBI’s financial instruments as of December 31, 2022 and indicates the level within the fair value hierarchy of the valuation techniques.

		Fair Value Measurements at December 31, 2022 Using		
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Cash and cash equivalents	$ 128,686	$ 128,686	$ 0	$ 0
Certificates of deposit in other banks	245	0	245	0
Debt securities available-for-sale	1,256,226	346,265	909,961	0
Equity securities at fair value	2,166	0	0	2,166
Loans held for sale	109	112	0	0
Loans, net	3,663,309	0	0	3,511,810
Federal Home Loan Bank stock	6,676	0	6,676	0
Federal Reserve Bank stock	4,887	0	4,887	0
Accrued interest receivable	19,592	0	19,592	0
Financial liabilities:				
Deposits	$ 4,426,143	$ 1,394,915	$ 3,050,144	$ 0
Repurchase agreements	215,431	0	0	215,542
Federal funds purchased	500	0	500	0
Advances from Federal Home Loan Bank	355	0	380	0
Long-term debt	57,841	0	0	55,860
Accrued interest payable	2,237	0	2,237	0
Unrecognized financial instruments:				
Letters of credit	$ 0	$ 0	$ 0	$ 0
Commitments to extend credit	0	0	0	0
Forward sale commitments	0	0	0	0

17. Off-Balance Sheet Transactions and Guarantees

CTBI is a party to transactions with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include standby letters of credit and commitments to extend credit in the form of unused lines of credit. CTBI uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2023 and 2022, CTBI had the following off-balance sheet financial instruments, whose approximate contract amounts represent additional credit risk to CTBI:

(in thousands)		2023		2022
Standby letters of credit	$	38,861	$	34,721
Commitments to extend credit		997,158		839,549
Total off-balance sheet financial instruments	$	1,036,019	$	874,270

Standby letters of credit represent conditional commitments to guarantee the performance of a third party. The credit risk involved is essentially the same as the risk involved in making loans. At December 31, 2023, we maintained a credit loss reserve recorded in other liabilities of approximately $0.2 million relating to these financial standby letters of credit. The reserve coverage calculation was determined using essentially the same methodology as used for the ACL. Approximately 71% of the total standby letters of credit are secured, with $22.4 million of the total $27.5 million secured by cash. Collateral for the remaining secured standby letters of credit varies but is comprised primarily of accounts receivable, inventory, property, equipment, and income-producing properties.

Commitments to extend credit are agreements to originate loans to customers as long as there is no violation of any condition of the contract. At December 31, 2023, a credit loss reserve recorded in other liabilities of $1.5 million was maintained relating to these commitments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. A portion of the commitments is to extend credit at fixed rates. Fixed rate loan commitments at December 31, 2023 of $176.4 million had interest rates ranging predominantly from 4.0% to 8.75% and terms of predominantly one year or less. These credit commitments were based on prevailing rates, terms, and conditions applicable to other loans being made at December 31, 2023.

Included in our commitments to extend credit are mortgage loans in the process of origination which are intended for sale to investors in the secondary market. These forward sale commitments are on an individual loan basis that CTBI originates as part of our mortgage banking activities. CTBI commits to sell the loans at specified prices in a future period, typically within 60 days. These commitments are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale since CTBI is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. Total mortgage loans in the process of origination amounted to $0.4 million and $1.8 million at December 31, 2023 and 2022, respectively, and mortgage loans held for sale amounted to $0.2 million and $0.1 million for the years ended December 31, 2023 and 2022, respectively.

18. Concentrations of Credit Risk

CTBI's banking activities include granting commercial, residential, and consumer loans to customers primarily located in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee. CTBI is continuing to manage all components of our portfolio mix in a manner to reduce risk from changes in economic conditions. Concentrations of credit, as defined for regulatory purposes, are reviewed quarterly by management to ensure that internally established limits based on Tier 1 Capital plus the ACL are not exceeded. At December 31, 2023 and 2022, our concentrations of hospitality industry credits were 62% and 60% of Tier 1 Capital plus the ACL, respectively. Lessors of residential buildings and dwellings were 46% and 41% for each period end, respectively, and lessors of non-residential buildings credits were 35% for each period end. These percentages are within our internally established limits regarding concentrations of credit.

19. Commitments and Contingencies

CTBI and our subsidiaries, and from time to time, our officers, are named defendants in legal actions arising from ordinary business activities. Management, after consultation with legal counsel, believes any pending actions at December 31, 2023 are without merit or that the ultimate liability, if any, will not materially affect our consolidated financial position or results of operations.

On May 31, 2023, Progress Software Corporation published information related to a vulnerability in its software tool MOVEit Transfer ("MOVEit"). CTBI does not use MOVEit on its internal networks. However, on Wednesday, August 9, 2023, CTBI received written notice from a third party prominent financial institution vendor that certain of CTBI's customer data was potentially accessed due to the vendor's utilization of MOVEit in its service offering to CTBI. Based on the investigation to date, including information provided from the vendor, CTBI's customers could have had personal information copied through the cyberattack. The vendor confirmed that it implemented the recommended patches released by Progress Software Corporation for the MOVEit platform. CTBI worked with the vendor to determine the potentially impacted customers and the extent of information potentially exposed, and CTBI is notifying potentially affected customers appropriately. The incident did not impact the ongoing operations of CTBI, and CTBI carries cyber insurance which it expects to cover many of the costs related to the incident.

20. Regulatory Matters

CTBI's principal source of funds is dividends received from our banking subsidiary, CTB. Regulations limit the amount of dividends that may be paid by CTB without prior approval. During 2024, approximately $105.7 million plus any 2024 net profits can be paid by CTB without prior regulatory approval.

CTBI and CTB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on CTBI's financial statements. Under regulatory capital adequacy guidelines, CTBI and CTB must meet specific capital guidelines that involve quantitative measures of CTBI's and CTB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Additionally, CTB must meet specific capital guidelines to be considered well capitalized per the regulatory framework for prompt corrective action. CTBI's and CTB's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

CTBI and CTB must maintain certain minimum capital ratios as set forth in the table below for capital adequacy purposes. On October 29, 2019, federal banking regulators adopted a final rule to simplify the regulatory capital requirements for eligible community banks and holding companies that opt-in to the community bank leverage ratio framework (the "CBLR framework"), as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018. Under the final rule, which became effective as of January 1, 2020, community banks and holding companies (which includes CTB and CTBI) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, were eligible to opt-in to the CBLR framework. The community bank leverage ratio is the ratio of a banking organization's Tier 1 capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. Accordingly, a qualifying community banking organization that has a community bank leverage ratio greater than 9% will be considered to have met: (i) the risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; and (iii) any other applicable capital or leverage requirements. Management elected to use the CBLR framework for CTBI and CTB.

In April 2020, as directed by Section 4012 of the CARES Act, the regulatory agencies introduced temporary changes to the CBLR. These changes, which subsequently were adopted as a final rule, temporarily reduced the CBLR requirement to 8% through the end of calendar year 2020. Beginning in calendar year 2021, the CBLR requirement was increased to 8.5% for the calendar year before returning to 9% in calendar year 2022. CTBI's and CTB's CBLR ratios as of December 31, 2023 and 2022 are disclosed below.

Consolidated Capital Ratios

	Actual		For Capital Adequacy Purposes	
(in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2023:				
CBLR	$ 797,672	13.69%	$ 524,234	9.00%
As of December 31, 2022:				
CBLR	$ 750,159	13.55%	$ 498,148	9.00%

Community Trust Bank, Inc.'s Capital Ratios

	Actual		For Capital Adequacy Purposes	
(in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2023:				
CBLR	$ 766,180	13.22%	$ 521,612	9.00%
As of December 31, 2022:				
CBLR	$ 714,727	12.98%	$ 495,727	9.00%

21. Parent Company Financial Statements

Condensed Balance Sheets

(in thousands) **December 31**	**2023**	**2022**
Assets:		
Cash on deposit	$ 3,183	$ 2,933
Investment in and advances to subsidiaries	759,048	679,425
Goodwill	4,973	4,973
Premises and equipment, net	237	133
Deferred tax asset	434	260
Other assets	49	4,808
Total assets	$ 767,924	$ 692,532
Liabilities and shareholders' equity:		
Long-term debt	$ 61,341	$ 61,341
Other liabilities	4,375	3,144
Total liabilities	65,716	64,485
Shareholders' equity	702,208	628,047
Total liabilities and shareholders' equity	$ 767,924	$ 692,532

Condensed Statements of Income and Comprehensive Income (Loss)

(in thousands) **Year Ended December 31**	**2023**	**2022**	**2021**
Income:			
Dividends from subsidiaries	$ 29,931	$ 31,544	$ 33,319
Other income	1,400	710	482
Total income	31,331	32,254	33,801
Expenses:			
Interest expense	4,287	2,060	1,090
Depreciation expense	125	75	70
Other expenses	4,718	4,833	5,878
Total expenses	9,130	6,968	7,038
Income before income taxes and equity in undistributed income of subsidiaries	22,201	25,286	26,763
Income tax benefit	(2,012)	(1,808)	(1,700)
Income before equity in undistributed income of subsidiaries	24,213	27,094	28,463
Equity in undistributed income of subsidiaries	53,791	54,720	59,476
Net income	$ 78,004	$ 81,814	$ 87,939
Other comprehensive income (loss):			
Unrealized holding gains (losses) on debt securities available-for-sale:			
Unrealized holding gains (losses) arising during the period	36,863	(168,060)	(24,827)
Less: Reclassification adjustments for realized gains (losses) included in net income	4	(81)	60
Tax expense (benefit)	11,028	(43,675)	(6,471)
Other comprehensive income (loss), net of tax	25,831	(124,304)	(18,416)
Comprehensive income (loss)	$ 103,835	$ (42,490)	$ 69,523

Condensed Statements of Cash Flows

(in thousands) **Year Ended December 31**	**2023**	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 78,004	$ 81,814	$ 87,939
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	125	76	69
Equity in undistributed earnings of subsidiaries	(53,791)	(54,720)	(59,476)
Deferred taxes	(174)	630	3,759
Stock-based compensation	1,576	1,366	850
Gains on sale of assets, net	(48)	0	0
Changes in:			
Other assets	4,758	611	(5,403)
Other liabilities	1,039	(1,115)	1,037
Net cash provided by operating activities	31,489	28,662	28,775
Cash flows from investing activities:			
Net purchases of premises and equipment	(229)	(95)	(66)
Proceeds from sale and retirement of premises and equipment	48	0	0
Net cash used in investing activities	(181)	(95)	(66)
Cash flows from financing activities:			
Issuance of common stock	1,129	1,041	965
Dividends paid	(32,187)	(29,938)	(27,916)
Net cash used in financing activities	(31,058)	(28,897)	(26,951)
Net increase (decrease) in cash and cash equivalents	250	(330)	1,758
Cash and cash equivalents at beginning of year	2,933	3,263	1,505
Cash and cash equivalents at end of year	$ 3,183	$ 2,933	$ 3,263

22. Revenue Recognition

CTBI's primary source of revenue is interest income generated from loans and investment securities. Interest income is recognized according to the terms of the financial instrument agreement over the life of the loan or investment security unless it is determined that the counterparty is unable to continue making interest payments. Interest income also includes prepaid interest fees from commercial customers, which approximates the interest foregone on the balance of the loan prepaid.

CTBI's additional source of income, also referred to as noninterest income, includes service charges on deposit accounts, gains on sales of loans, trust and wealth management income, loan related fees, brokerage revenue, and other miscellaneous income and is largely based on contracts with customers. In these cases, CTBI recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. CTBI considers a customer to be any party to which we will provide goods or services that are an output of CTBI's ordinary activities in exchange for consideration. There is little seasonality with regards to revenue from contracts with customers and all inter-company revenue is eliminated when CTBI's financial statements are consolidated.

Generally, CTBI enters into contracts with customers that are short-term in nature where the performance obligations are fulfilled and payment is processed at the same time. Such examples include revenue related to merchant fees, interchange fees, and investment services income. In addition, revenue generated from existing customer relationships such as deposit accounts are also considered short-term in nature, because the relationship may be terminated at any time and payment is processed at the time performance obligations are fulfilled. As a result, CTBI does not have contract assets, contract liabilities, or related receivable accounts for contracts with customers. In cases where collectability is a concern, CTBI does not record revenue.

Generally, the pricing of transactions between CTBI and each customer is either (i) established within a legally enforceable contract between the two parties, as is the case with loan sales, or (ii) disclosed to the customer at a specific point in time, as is the case when a deposit account is opened or before a new loan is underwritten. Fees are usually fixed at a specific amount or as a percentage of a transaction amount. No judgment or estimates by management are required to record revenue related to these transactions and pricing is clearly identified within these contracts.

CTBI primarily operates in Kentucky and contiguous areas. Therefore, all significant operating decisions are based upon analysis of CTBI as one operating segment.

We disaggregate our revenue from contracts with customers by contract-type and timing of revenue recognition, as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors. Noninterest income not generated from customers during CTBI's ordinary activities primarily relates to mortgage servicing rights, gains/losses on the sale of investment securities, gains/losses on the sale of other real estate owned, gains/losses on the sale of property, plant and equipment, and income from bank owned life insurance.

For more information related to our components of noninterest income, see the Consolidated Statements of Income and Comprehensive Income above.

23. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands except per share data) **Year Ended December 31**	**2023**	**2022**	**2021**
Numerator:			
Net income	$ 78,004	$ 81,814	$ 87,939
Denominator:			
Basic earnings per share:			
Weighted average shares	17,887	17,836	17,786
Diluted earnings per share:			
Dilutive effect of equity grants	13	15	18
Adjusted weighted average shares	17,900	17,851	17,804
Earnings per share:			
Basic earnings per share	$ 4.36	$ 4.59	$ 4.94
Diluted earnings per share	4.36	4.58	4.94

There were no options to purchase common shares that were excluded from the diluted calculations above for the years ended December 31, 2023, 2022, and 2021. In addition to in-the-money stock options, unvested restricted stock grants were also used in the calculation of diluted earnings per share based on the treasury method.

24. Accumulated Other Comprehensive Income (Loss)

Unrealized gains (losses) on AFS securities

Amounts reclassified from accumulated other comprehensive income (loss) ("AOCI") and the affected line items in the statements of income during the years ended December 31, 2023, 2022, and 2021 were:

	Amounts Reclassified from AOCI		
(in thousands) **Year Ended December 31**	**2023**	**2022**	**2021**
Affected line item in the statements of income			
Securities gains (losses)	$ 4	$ (81)	$ 60
Tax expense (benefit)	1	(21)	16
Total reclassifications out of AOCI	$ 3	$ (60)	$ 44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Community Trust Bancorp, Inc. (Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

The Company's loan portfolio totaled $4.1 billion as of December 31, 2023 and the associated allowance for credit losses ("ACL") was $49.5 million. As more fully described in Notes 1 and 4 to the consolidated financial statements, the Company estimates the ACL at a level that is appropriate to cover estimated credit losses on individually evaluated loans, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Expected credit losses are measured on a collective (pool) basis using a discounted cash flow method when the financial assets share similar risk characteristics. Loans that do not share similar risk characteristics are evaluated on an individual basis. Historical loss rates reflecting estimated life of loan losses are analyzed and applied to their respective loan segments comprised of loans not subject to individual evaluation. The Company uses discounted cash flow loss rate methodologies for all loan segments. The expected cash flows are modeled considering probability of default and segment-specific loss given default ("LGD") risk factors. Cash flows are then discounted at that effective yield to produce an instrument-level net present value ("NPV") of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. Management incorporates qualitative factors to loss estimates used to derive the Company's total ACL including delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, and underwriting exceptions.

We identified the valuation of the ACL as a critical audit matter. The principal considerations for that determination included the high degree of judgment and subjectivity involved in evaluating management's estimates, particularly as it related to evaluating management's assessment of the qualitative factors. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's significant estimates and assumptions.

Our audit procedures related to the estimated ACL included the following procedures, among others.

- Obtained an understanding of the Company's process for establishing the ACL, including the qualitative and forecast factor adjustments of the ACL
- Evaluated the design and tested the operating effectiveness of internal controls relating to management's determination of the ACL, including controls over:
    - Management's process for identification, basis for development and related adjustments; including reasonableness, of the qualitative factor components of the ACL
    - Management's review of reliability and accuracy of data used to calculate and estimate the various components of the ACL, including accuracy of the calculation

- Evaluated the reasonableness of management's application of qualitative factor adjustments to historical loss rates in the ACL, including:
    - Evaluated completeness and accuracy of the information utilized as a basis for the qualitative factors to third party or internal sources
    - Evaluated the relevance of inputs in the calculation utilized as a basis for the qualitative factors
    - Inspected overall trends in credit quality by comparing the Company's year-over-year changes in qualitative factors and the ACL

- Evaluated the mathematical accuracy of formulas used in setting qualitative factors and application of the factors to loan segments

FORVIS, LLP

We have served as Community Trust Bancorp, Inc.'s auditor since 2006.

Louisville, Kentucky
February 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on the Internal Control over Financial Reporting

We have audited Community Trust Bancorp, Inc.'s (Company) internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control—Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control—Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and our report dated February 28, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

FORVIS, LLP

Louisville, Kentucky
February 28, 2024

MANAGEMENT REPORT ON INTERNAL CONTROL

We, as management of Community Trust Bancorp, Inc. and its subsidiaries ("CTBI"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Because of the inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of the effectiveness to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the control criteria in the 2013 COSO Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that CTBI's internal control over financial reporting is effective as of December 31, 2023.

The effectiveness of CTBI's internal control over financial reporting as of December 31, 2023 has been audited by FORVIS, LLP (formerly BKD, LLP), an independent registered public accounting firm that audited CTBI's consolidated financial statements included in this annual report.

February 28, 2024

Mark A. Gooch
Vice Chairman, President, and Chief Executive Officer

Kevin J. Stumbo
Executive Vice President, Chief Financial Officer,
and Treasurer

CAUTIONARY STATEMENT
REGARDING FORWARD LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Community Trust Bancorp, Inc.'s ("CTBI") actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; the effects of epidemics, pandemics, or other infectious disease outbreaks; results of various investment activities; the effects of competitors' pricing policies, changes in laws and regulations, competition, and demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary, operational, and fiscal policies and regulations, which include, but are not limited to, those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, and state regulators, whose policies, regulations, and enforcement actions could affect CTBI's results. These statements are representative only on the date hereof, and CTBI undertakes no obligation to update any forward-looking statements made.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Community Trust Bancorp, Inc., our operations, and our present business environment. The MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes thereto contained in Item 8 of this annual report. The MD&A includes the following sections:

- ❖ Our Business
- ❖ Financial Goals and Performance
- ❖ Results of Operations and Financial Condition
- ❖ Liquidity and Market Risk
- ❖ Interest Rate Risk
- ❖ Capital Resources
- ❖ Impact of Inflation, Changing Prices, and Economic Conditions
- ❖ Stock Repurchase Program
- ❖ Critical Accounting Policies and Estimates

Our Business

Community Trust Bancorp, Inc. ("CTBI") is a bank holding company headquartered in Pikeville, Kentucky. Currently, we own one commercial bank, Community Trust Bank, Inc. ("CTB") and one trust company, Community Trust and Investment Company. Through our subsidiaries, we have seventy-nine banking locations in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee, four trust offices across Kentucky, and one trust office in northeastern Tennessee. At December 31, 2023, we had total consolidated assets of $5.8 billion and total consolidated deposits, including repurchase agreements, of $4.9 billion. Total shareholders' equity at December 31, 2023 was $702.2 million. Trust assets under management at December 31, 2023 were $3.4 billion, including CTB's investment portfolio totaling $1.2 billion.

Through our subsidiaries, CTBI engages in a wide range of commercial and personal banking and trust and wealth management activities, which include accepting time and demand deposits; making secured and unsecured loans to corporations, individuals, and others; providing cash management services to corporate and individual customers; issuing letters of credit; renting safe deposit boxes; and providing funds transfer services. The lending activities of CTB include making commercial, construction, mortgage, and personal loans. Lines of credit, revolving lines of credit, term loans, and other specialized loans, including asset-based financing, are also available. Our corporate subsidiaries act as trustees of personal trusts, as executors of estates, as trustees for employee benefit trusts, as paying agents for bond and stock issues, as investment agent, as depositories for securities, and as providers of full-service brokerage, and insurance services. For further information, see Item 1 of this annual report.

Financial Goals and Performance

The following table shows the primary measurements used by management to assess annual performance. The goals in the table below should not be viewed as a forecast of our performance for 2024. Rather, the goals represent a range of target performance for 2024. There is no assurance that any or all of these goals will be achieved. See "Cautionary Statement Regarding Forward Looking Statements."

	2023 Goals	2023 Performance	2024 Goals
Basic earnings per share	$4.57 - $4.75	$4.36	$4.31 - $4.49
Net income	$82.0 - $85.4 million	$78.0 million	$77.7 - $80.8 million
ROAA	1.50% - 1.56%	1.40%	1.33% - 1.39%
ROAE	12.26% - 12.76%	11.75%	10.99% - 11.44%
Revenues	$237.9 - $247.6 million	$230.8 million	$236.8 - $246.5 million
Noninterest revenue as % of total revenue	24.00% - 26.00%	25.00%	23.50% - 25.50%
Assets	$5.38 - $5.72 billion	$5.77 billion	$5.74 - $6.10 billion
Loans	$3.77 - $3.92 billion	$4.05 billion	$4.18 - $4.35 billion
Deposits, including repurchase agreements	$4.64 - $4.83 billion	$4.95 billion	$4.97 - $5.17 billion
Shareholders' equity	$686.5 - $714.5 million	$702.2 million	$711.2 - $740.3 million

Results of Operations and Financial Condition

We reported earnings of $78.0 million, or $4.36 per basic share, for the year ended December 31, 2023 compared to $81.8 million, or $4.59 per basic share, for the year ended December 31, 2022. Year over year earnings were impacted by increases in provision for loan losses and noninterest expense and a decrease in noninterest income. Total revenue for 2023 was $3.8 million above prior year, as net interest revenue increased $4.0 million and noninterest income decreased $0.3 million compared to prior year.

2023 Highlights

- Net interest income for the year ended December 31, 2023 increased $4.0 million, or 2.4%, from December 31, 2022 with a $114.8 million increase in average earning assets.
- Provision for credit losses was $6.8 million for the year ended December 31, 2023 compared to $4.9 million for the year ended December 31, 2022.
- Our loan portfolio increased $341.6 million, or 9.2%, from December 31, 2022 to December 31, 2023.
- Net loan charge-offs were $3.2 million, or 0.08% of average loans annualized, for the year ended December 31, 2023 compared to $0.7 million, or 0.02% of average loans annualized, for the year ended December 31, 2022.
- Our total nonperforming loans at $14.0 million at December 31, 2023 decreased $1.3 million, or 8.8%, from December 31, 2022. Nonperforming assets at $15.6 million decreased $3.4 million, or 17.9%, from December 31, 2022.
- Deposits, including repurchase agreements, at December 31, 2023 increased $308.3 million, or 6.6%, from December 31, 2022.
- Noninterest income for the year ended December 31, 2023 of $57.7 million decreased $0.3 million, or 0.4%, compared to the year ended December 31, 2022.
- Noninterest expense for the year ended December 31, 2023 of $125.4 million increased $4.3 million, or 3.6%, compared to the year ended December 31, 2022.

Income Statement Review

(dollars in thousands)

Year Ended December 31	2023	2022	Change 2023 vs. 2022 Amount	Percent
Net interest income	$ 173,110	$ 169,102	$ 4,008	2.4%
Provision for credit losses (recovery)	6,811	4,905	1,906	38.9
Noninterest income	57,659	57,916	(257)	(0.4)
Noninterest expense	125,390	121,071	4,319	3.6
Income taxes	20,564	19,228	1,336	6.9
Net income	$ 78,004	$ 81,814	$ (3,810)	(4.7)%
Average earning assets	$ 5,244,128	$ 5,129,345	$ 114,783	2.2%
Yield on average earnings assets, tax equivalent*	5.15%	3.87%	1.28%	33.1%
Cost of interest bearing funds	2.72%	0.85%	1.87%	220.0%
Net interest margin, tax equivalent*	3.32%	3.32%	0.0%	0.0%

*Yield on average earning assets and net interest margin are computed on a taxable equivalent basis using a 24.95% tax rate.

Consolidated Average Balance Sheets and Taxable Equivalent Income/Expense and Yields/Rates

(in thousands)	2023 Average Balances	2023 Interest	2023 Average Rate	2022 Average Balances	2022 Interest	2022 Average Rate
Earning assets:						
Loans (1)(2)(3)	$ 3,888,585	$ 231,114	5.94%	$ 3,552,941	$ 169,950	4.78%
Loans held for sale	228	31	13.60	893	94	10.53
Securities:						
U.S. Treasury and agencies	855,300	17,369	2.03	1,022,511	14,699	1.44
Tax exempt state and political subdivisions (3)	105,158	3,568	3.39	119,118	3,795	3.19
Other securities	243,012	9,894	4.07	260,423	6,996	2.69
Federal Reserve Bank and Federal Home Loan Bank stock	10,841	759	7.00	12,388	603	4.87
Federal funds sold	256	9	3.52	414	15	3.62
Interest bearing deposits	138,646	6,968	5.03	158,563	2,484	1.57
Other investments	245	0	0.00	245	0	0.00
Investment in unconsolidated subsidiaries	1,857	129	6.95	1,849	62	3.35
Total earning assets	$ 5,244,128	$ 269,841	5.15%	$ 5,129,345	$ 198,698	3.87%
Allowance for credit losses	(47,606)			(43,081)		
	5,196,522			5,086,264		
Nonearning assets:						
Cash and due from banks	61,184			59,645		
Premises and equipment and right of use assets, net	60,232			53,928		
Other assets	254,203			238,859		
Total assets	$ 5,572,141			$ 5,438,696		
Interest bearing liabilities:						
Deposits:						
Savings and demand deposits	$ 2,136,653	$ 52,336	2.45%	$ 2,020,065	$ 16,526	0.82%
Time deposits	1,071,584	28,831	2.69	1,027,726	7,542	0.73
Repurchase agreements and federal funds purchased	219,591	8,994	4.10	243,102	2,540	1.04
Advances from Federal Home Loan Bank	18,494	1,004	5.43	898	20	2.23
Long-term debt	64,351	4,257	6.62	57,841	1,943	3.36
Finance lease liability	3,469	118	3.40	1,589	69	4.34
Total interest bearing liabilities	$ 3,514,142	$ 95,540	2.72%	$ 3,351,221	$ 28,640	0.85%
Noninterest bearing liabilities:						
Demand deposits	1,343,917			1,398,778		
Other liabilities	50,418			46,274		
Total liabilities	4,908,477			4,796,273		
Shareholders’ equity	663,664			642,423		
Total liabilities and shareholders’ equity	$ 5,572,141			$ 5,438,696		
Net interest income, tax equivalent		$ 174,301			$ 170,058	
Less tax equivalent interest income		1,191			956	
Net interest income		$ 173,110			$ 169,102	
Net interest spread			2.43%			3.02%
Benefit of interest free funding			0.89			0.30
Net interest margin			3.32%			3.32%

(1) Interest includes fees on loans of $1,770 and $1,723 in 2023 and 2022, respectively.
(2) Loan balances include deferred loan origination costs and principal balances on nonaccrual loans.
(3) Tax exempt income on securities and loans is reported on a fully taxable equivalent basis using a 24.95% rate.

Net Interest Differential

The following table illustrates the approximate effect of volume and rate changes on net interest differentials between 2023 and 2022.

(in thousands)	Total Change 2023/2022	Change Due to Volume	Change Due to Rate
Interest income:			
Loans	$ 61,164	$ 17,147	$ 44,017
Loans held for sale	(63)	(55)	(8)
U.S. Treasury and agencies	2,670	(2,122)	4,792
Tax exempt state and political subdivisions	(227)	(426)	199
Other securities	2,898	(440)	3,338
Federal Reserve Bank and Federal Home Loan Bank stock	156	(68)	224
Federal funds sold	(6)	(6)	0
Interest bearing deposits	4,484	(275)	4,759
Other investments	0	0	0
Investment in unconsolidated subsidiaries	67	0	67
Total interest income	71,143	13,755	57,388
Interest expense:			
Savings and demand deposits	35,810	1,007	34,803
Time deposits	21,289	335	20,954
Repurchase agreements and federal funds purchased	6,454	(223)	6,677
Advances from Federal Home Loan Bank	984	917	67
Long-term debt	2,314	241	2,073
Finance lease liability	49	67	(18)
Total interest expense	66,900	2,344	64,556
Net interest income	$ 4,243	$ 11,411	$ (7,168)

For purposes of the above table, changes which are due to both rate and volume are allocated based on a percentage basis, using the absolute values of rate and volume variance as a basis for percentages. Income is stated at a fully taxable equivalent basis, using a 24.95% tax rate.

Net Interest Income

(dollars in thousands) **Year Ended December 31**	2023	2022	Percent Change
Components of net interest income:			
Income on earning assets	$ 268,650	$ 197,742	35.9%
Expense on interest bearing liabilities	95,540	28,640	233.6%
Net interest income	173,110	169,102	2.4%
TEQ	1,191	956	24.6%
Net interest income, tax equivalent	$ 174,301	$ 170,058	2.5%
Average yield and rates paid:			
Earning assets yield	5.15%	3.87%	33.1%
Rate paid on interest bearing liabilities	2.72%	0.85%	220.0%
Gross interest margin	2.43%	3.02%	(19.6)%
Net interest margin	3.32%	3.32%	0.0%
Average balances:			
Investment securities	$ 1,203,470	$ 1,402,052	(14.2)%
Loans	$ 3,888,585	$ 3,552,941	9.4%
Earning assets	$ 5,244,128	$ 5,129,345	2.2%
Interest-bearing liabilities	$ 3,514,142	$ 3,351,221	4.9%

Net interest income for the year ended December 31, 2023 of $173.1 million increased $4.0 million, or 2.4%, from prior year with an increase in average earning assets for the year 2023 of $114.8 million, or 2.2%. Our yield on average earning assets for the year 2023 increased 128 basis points from prior year, and our cost of interest bearing funds increased 187 basis points during the same time period. Our net interest margin, on a fully tax equivalent basis, for the year 2023 remained at 3.32% from the year ended December 31, 2022. Noninterest bearing deposits decreased $134.2 million over prior year. Average loans to deposits, including repurchase agreements, for the year ended December 31, 2023 were 81.5% compared to 75.8% for the year ended December 31, 2022.

Provision for Credit Losses

Provision for credit losses for the year 2023 was $6.8 million compared to $4.9 million during the year 2022. See below for discussion of our allowance for credit losses.

Noninterest Income

(dollars in thousands)

Year Ended December 31		2023		2022	Percent Change
Deposit service charges	$	29,935	$	29,049	3.0%
Trust revenue		13,025		12,394	5.1%
Gains on sales of loans		395		1,525	(74.1)%
Loan related fees		3,792		6,185	(38.7)%
Bank owned life insurance revenue		3,517		2,708	29.8%
Brokerage revenue		1,473		1,846	(20.2)%
Other		5,522		4,209	31.2%
Total noninterest income	$	57,659	$	57,916	(0.4)%

Noninterest income for the year 2023 was $57.7 million compared to $57.9 million for the year 2022. Noninterest income was impacted year over year by a $2.4 million decline in loan related fees, a $1.1 million decline in gains on sales of loans, and a $0.4 million decline in brokerage revenue, offset by increases of $0.9 million in deposit related fees, $0.6 million in trust revenue, $1.2 million in securities gains, and $0.8 million in bank owned life insurance revenue.

Noninterest Expense

(dollars in thousands)

Year Ended December 31		2023		2022	Percent Change
Salaries	$	51,283	$	48,934	4.8%
Employee benefits		22,428		23,556	(4.8)%
Net occupancy and equipment		11,843		11,083	6.9%
Data processing		9,726		8,910	9.2%
Legal and professional fees		3,350		3,434	(2.4)%
Advertising and marketing		3,214		3,005	7.0%
Taxes other than property and payroll		1,706		1,570	8.7%
Net other real estate owned expense		350		456	(23.4)%
Other		21,490		20,123	6.8%
Total noninterest expense	$	125,390	$	121,071	3.6%

Noninterest expense for the year 2023 was $125.4 million compared to $121.1 million for the year 2022 with increases of $1.2 million in personnel expense, $0.8 million in occupancy and equipment, $0.8 million in data processing expense, $1.0 million in FDIC insurance premiums, and $0.4 million in telephone expense.

In recognition of our employees' significant efforts, the Compensation Committee of the Board of Directors authorized a discretionary gift/payment to all full-time employees hired prior to July 1, 2023 of $1000 and all full-time employees hired after June 30, 2023 of $500. The Committee also authorized a discretionary gift/payment to our Executive Committee and other members of senior management. This discretionary gift/payment was paid on January 19, 2024 to all eligible employees. This payment was accrued as of December 31, 2023 in the amount of $1.2 million.

* Please refer to our annual report on Form 10-K for the year ended December 31, 2022 for detailed income discussion related to the year 2021.

<u>Balance Sheet Review</u>

CTBI's total assets at $5.8 billion increased $389.4 million, or 7.2%, from December 31, 2022. Loans outstanding at December 31, 2023 were $4.1 billion, increasing $341.6 million, or 9.2%, year over year. The increase in loans from prior year included a $114.9 million increase in the commercial loan portfolio, a $139.0 million increase in the residential loan portfolio, an $86.1 million increase in the indirect loan portfolio, and a $1.6 million increase in the consumer direct loan portfolio. Our commercial real estate ("CRE") non-residential portfolio consisted of 1,763 loans with a total balance of $783.5 million as of December 31, 2023. Our CRE office portfolio as of December 31, 2023 consisted of 176 loans with a total balance of $87.3 million, or 10.0% of the total number of CRE non-residential loans and 11.14% of CRE non-residential total dollars outstanding. CTBI's investment portfolio decreased $91.5 million, or 7.3%, from December 31, 2022. Deposits in other banks increased $135.2 million from December 31, 2022. Deposits, including repurchase agreements, at $4.9 billion increased $308.3 million, or 6.6%, from December 31, 2022.

Shareholders' equity at December 31, 2023 of $702.2 million was a $74.2 million, or 11.8%, increase from the $628.0 million at December 31, 2022. Net unrealized losses on securities, net of tax, were $103.3 million at December 31, 2023, compared to $129.2 million at December 31, 2022. Management has the ability and intent to hold these securities to recovery or maturity. CTBI's annualized dividend yield to shareholders as of December 31, 2023 was 4.20%.

Loans

(dollars in thousands)	December 31, 2023				
Loan Category	**Balance**	**Variance from Prior Year**	**Net (Charge-Offs)/ Recoveries**	**Nonperforming**	**ACL**
Commercial:					
Hotel/motel	$ 395,765	15.2%	$ 0	$ 0	$ 4,592
Commercial real estate residential	417,943	12.1	97	1,557	4,285
Commercial real estate nonresidential	778,637	2.1	393	2,950	7,560
Dealer floorplans	70,308	(9.3)	0	0	659
Commercial other	321,082	2.8	(1,434)	850	3,760
Total commercial	1,983,735	6.1	(944)	5,357	20,856
Residential:					
Real estate mortgage	937,524	13.6	(99)	7,298	10,197
Home equity	147,036	22.0	(17)	743	1,367
Total residential	1,084,560	14.7	(116)	8,041	11,564
Consumer:					
Consumer direct	159,106	1.0	(237)	15	3,261
Consumer indirect	823,505	11.7	(1,952)	555	13,862
Total consumer	982,611	9.8	(2,189)	570	17,123
Total loans	$ 4,050,906	9.2%	$ (3,249)	$ 13,968	$ 49,543

Total Deposits and Repurchase Agreements

(dollars in thousands)	**2023**	**2022**	**Percent Change**
Noninterest bearing deposits	$ 1,260,690	$ 1,394,915	(9.6)%
Interest bearing deposits			
Interest checking	123,927	112,265	10.4%
Money market savings	1,525,537	1,348,809	13.1%
Savings accounts	535,063	654,380	(18.2)%
Time deposits	1,279,405	915,774	39.7%
Repurchase agreements	225,245	215,431	4.6%
Total interest bearing deposits and repurchase agreements	3,689,177	3,246,659	13.6%
Total deposits and repurchase agreements	$ 4,949,867	$ 4,641,574	6.6%

Average Deposits and Other Borrowed Funds

(in thousands)	**2023**	**2022**
Deposits:		
Noninterest bearing deposits	$ 1,343,917	$ 1,398,778
Interest bearing deposits	128,061	104,631
Money market accounts	1,407,611	1,248,067
Savings accounts	600,981	667,367
Certificates of deposit of $100,000 or more	572,959	556,849
Certificates of deposit < $100,000 and other time deposits	498,625	470,877
Total deposits	4,552,154	4,446,569
Other borrowed funds:		
Repurchase agreements and federal funds purchased	219,591	243,102
Advances from Federal Home Loan Bank	18,494	898
Long-term debt	64,351	57,841
Finance lease liability	3,469	1,589
Total other borrowed funds	305,905	303,430
Total deposits and other borrowed funds	$ 4,858,059	$ 4,749,999

The maximum balance for federal funds purchased and repurchase agreements at any month-end during 2023 occurred at October 31, 2023, with a month-end balance of $235.0 million. The maximum balance for federal funds purchased and repurchase agreements at any month-end during 2022 occurred at February 28, 2022, with a month-end balance of $277.9 million.

Asset Quality

CTBI's total nonperforming loans were $14.0 million, or 0.34% of total loans, at December 31, 2023 compared to $15.3 million, or 0.41% of total loans, at December 31, 2022. Prior year nonperforming loans, as previously reported, exclude troubled debt restructurings ("TDRs") which have been eliminated in the current period due to implementation of Accounting Standard Update 2022-02. Accruing loans 90+ days past due increased $1.4 million from December 31, 2022, while nonaccrual loans decreased $2.8 million from December 31, 2022. Accruing loans 30-89 days past due at $15.3 million were relatively flat to December 31, 2022. Our loan portfolio management processes focus on the immediate identification, management, and resolution of problem loans to maximize recovery and minimize loss. Our loan portfolio risk management processes include weekly delinquent loan review meetings at the market levels and monthly delinquent loan review meetings involving senior corporate management to review all nonaccrual loans and loans 30 days or more past due. Any activity regarding a criticized/classified loan (i.e. problem loan) must be approved by CTB's Watch List Asset Committee (i.e. Problem Loan Committee). CTB's Watch List Asset Committee also meets on a quarterly basis and reviews every criticized/classified loan of $100,000 or greater. CTB's Loan Portfolio Risk Management Committee also meets quarterly focusing on the overall asset quality and risk metrics of the loan portfolio. We also have a Loan Review Department that reviews every market within CTB annually and performs extensive testing of the loan portfolio to assure the accuracy of loan grades and classifications for delinquency, TDR, nonaccrual status, and adequate loan loss reserves. The Loan Review Department has annually reviewed on average 97% of the outstanding commercial loan portfolio for the past three years. The average annual review percentage of the consumer and residential loan portfolio for the past three years was 83% based on the loan production during the number of months included in the review scope. The review scope is generally four to six months of production. CTBI generally does not offer high risk loans such as option ARM products, high loan to value ratio mortgages, interest-only loans, loans with initial teaser rates, or loans with negative amortizations, and therefore, CTBI would have no significant exposure to these products.

For further information regarding nonperforming loans, see note 4 to the consolidated financial statements contained herein.

Our level of foreclosed properties at $1.6 million at December 31, 2023 was a decrease of $2.1 million from the $3.7 million at December 31, 2022. Sales of foreclosed properties for the year ended December 31, 2023 totaled $2.5 million while new foreclosed properties totaled $0.7 million. Nonperforming assets to loans and foreclosed properties at December 31, 2023 were 0.4% compared to 0.5% at December 31, 2022.

Net loan charge-offs were $3.2 million, 0.08% of average loans annualized, for the year ended December 31, 2023, compared to $0.7 million, 0.02% of average loans annualized, for the year ended December 31, 2022.

Allowance for Credit Losses

Our reserve coverage (allowance for credit losses to nonperforming loans) at December 31, 2023 was 354.7% compared to 300.4% at December 31, 2022. Nonaccrual loans to total loans at December 31, 2023 was 0.1% compared to 0.2% at December 31, 2022. Our allowance for credit losses to nonaccrual loans at December 31, 2023 was 1,223.9% compared to 674.9% at December 31, 2022. Our credit loss reserve as a percentage of total loans outstanding at December 31, 2023 was 1.22%, a decrease from the 1.24% at December 31, 2022.

Liquidity and Market Risk

The objective of CTBI's Asset/Liability management function is to maintain consistent growth in net interest income within our policy limits. This objective is accomplished through management of our consolidated balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates, and customer preferences. The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand or deposit withdrawals. This is accomplished by maintaining liquid assets in the form of cash and cash equivalents and investment securities, sufficient unused borrowing capacity, and growth in core deposits. As of December 31, 2023, we had approximately $271.4 million in cash and cash equivalents and approximately $157.5 million in unpledged securities valued at estimated fair value designated as available-for-sale and available to meet liquidity needs on a continuing basis compared to $128.7 million and $309.2 million at December 31, 2022. Additional asset-driven liquidity is provided by the remainder of the securities portfolio and the repayment of loans. In addition to core deposit funding, we also have a variety of other short-term and long-term funding sources available. We also rely on Federal Home Loan Bank advances for both liquidity and management of our asset/liability position. Federal Home Loan Bank advances were $0.3 million at December 31, 2023 compared to $0.4 million at December 31, 2022. As of December 31, 2023, we had a $476.2 million available borrowing position with the Federal Home Loan Bank. We generally rely upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash for our investing activities. As is typical of many financial institutions, significant financing activities include deposit gathering, use of short-term borrowing facilities such as repurchase agreements and federal funds purchased, and issuance of long-term debt. At December 31, 2023, we had $50 million in lines of credit with various correspondent banks available to meet any future cash needs compared to $75 million at December 31, 2022. Our primary investing activities include purchases of securities and loan originations. We do not rely on any one source of liquidity and manage availability in response to changing consolidated balance sheet needs. Included in our cash and cash equivalents at December 31, 2023 were deposits with the Federal Reserve of $207.6 million, compared to $72.6 million at December 31, 2022. Additionally, we project cash flows from our investment portfolio to generate additional liquidity over the next 90 days.

The investment portfolio consists of investment grade short-term issues suitable for bank investments. The majority of the investment portfolio is in U.S. government and government sponsored agency issuances. At December 31, 2023, available-for-sale ("AFS") securities comprised all of the total investment portfolio, and the AFS portfolio was approximately 166% of equity capital. Eighty-eight percent of the pledge-eligible portfolio was pledged.

Contractual Commitments

Our significant contractual obligations and commitments as of December 31, 2023 include debt, lease, and purchase obligations. As disclosed in the notes to the consolidated financial statements, we have certain obligations and commitments to make future payments under contracts.

As of December 31, 2023, our outstanding balance on long-term debt was $64.2 million, which includes junior subordinated debentures of $57.8 million and loan related borrowings of $6.4 million. The interest payments on long-term debt due in one year or less is $4.1 million, and interest payments on long-term debt due in more than one year is $28.1 million. The interest on $57.8 million in junior subordinated debentures is calculated based on the three-month CME Term SOFR plus a tenor spread adjustment of 0.26161% plus 1.59% until its maturity of June 1, 2037. The three-month CME Term SOFR rate is projected using the most likely rate forecast from assumptions incorporated in the interest rate risk model and is determined two business days prior to the interest payment date. The interest on the $6.4 million in loan related borrowings is based on a fixed rate of 3.25%. Repayment of the liability will be provided by the loan payments made by the loan customer. This principal amount is also guaranteed by the Small Business Administration. Interest on long-term debt assumes the liability will not be prepaid and interest is calculated to maturity. These assumptions are uncertain, and as a result, the actual payments will differ from the projection due to changes in economic conditions. Refer to note 10 to the consolidated financial statements contained herein for additional information regarding long-term debt.

On March 5, 2021, LIBOR's administrator, ICE Benchmarks Administration, announced that LIBOR would no longer be provided (i) for the one-week and two-month U.S. dollar settings after December 31, 2021 and (ii) for the remaining U.S. dollar settings after June 30, 2023. The U.S. federal banking agencies issued supervisory guidance encouraging banks to stop entering into new contracts that use LIBOR as a reference rate after December 31, 2021. In addition, on March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was signed into law. The LIBOR Act establishes a uniform national approach for replacing LIBOR in legacy contracts that do not provide for the use of a clearly defined replacement benchmark rate. As directed by the LIBOR Act, on December 16, 2022, the Federal Reserve Board issued a final rule setting forth regulations to implement the LIBOR Act, including establishing benchmark replacements based on the Secured Overnight Funding Rate for contracts governed by U.S. law that reference certain tenors of U.S. dollar LIBOR (the overnight and one-, three-, six-, and twelve-month tenors) and that do not have terms that provide for the use of a clearly defined and predictable replacement benchmark rate ("fallback provisions") following the first London banking day after June 30, 2023. We have analyzed our financial exposure related to the discontinuation of LIBOR and consider our exposure to be insignificant.

As of December 31, 2023, our remaining contractual commitment for operating and finance leases due in one year or less is $2.0 million and operating leases due in more than one year is $21.4 million. Refer to note 15 to the consolidated financial statements contained herein for additional information regarding leases.

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon. As of December 31, 2023, the commitments due in one year or less for other commitments is $730.4 million and commitments due in more than one year is $305.6 million. Refer to note 17 to the consolidated financial statements contained herein for additional information regarding other commitments.

Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2023, the value of our non-cancellable unconditional purchase obligations was $9.8 million.

These contractual obligations impact our liquidity and capital resource needs. We believe our liquidity sources as mentioned in the liquidity discussion are adequate to meet our future cash requirements.

Investment Maturities

	Estimated Maturity at December 31, 2023										
	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total Fair Value		Amortized Cost
(in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
U.S. Treasury, government agencies, and government sponsored agency mortgage-backed securities	$ 25,996	2.66%	$ 336,805	1.31%	$ 61,380	4.11%	$ 387,372	2.25%	$ 811,553	2.01%	$ 900,104
State and political subdivisions	3,782	3.66	22,458	2.90	100,655	2.12	138,050	2.49	264,945	2.40	313,147
Asset-backed securities	0	0.00	0	0.00	68,053	7.01	19,173	6.39	87,226	6.88	87,993
Total	$ 29,778	2.79%	$ 359,263	1.41%	$ 230,088	4.10%	$ 544,595	2.46%	$ 1,163,724	2.47%	$ 1,301,244

The calculations of the weighted average yields for each maturity category are based upon yield weighted by the respective costs of the securities. The weighted average rates on state and political subdivisions are computed on a taxable equivalent basis using a 24.95% tax rate.

Loan Maturities

The following table shows the amounts of loans (excluding residential mortgages of 1-4 family residences, consumer loans, and lease financing) which, based on the remaining scheduled repayments of principal are due in the periods indicated. Also, the amounts are classified according to sensitivity to changes in interest rates (fixed, variable).

CTB has changed the origination process on commercial and residential construction loans to be almost exclusively construction to permanent financing with only one note. This change is resulting in a greater number of loans showing in the after five year maturity for construction loans, even though those loans will be converted from construction loans to permanent financing by a change in the internal coding on the loans while the maturity date remains the same.

	Maturity at December 31, 2023			
(in thousands)	Within one year	After one but within five years	After five years	Total
Commercial secured by real estate and commercial other	$ 225,512	$ 163,087	$ 1,423,460	$ 1,812,059
Commercial and real estate construction	70,070	23,270	193,066	286,406
	$ 295,582	$ 186,357	$ 1,616,526	$ 2,098,465
Rate sensitivity:				
Predetermined rate	$ 52,585	$ 86,552	$ 73,797	$ 212,934
Adjustable rate	242,997	99,805	1,542,729	1,885,531
	$ 295,582	$ 186,357	$ 1,616,526	$ 2,098,465

Deposit Maturities

Maturities and/or repricing of time deposits of $100,000 or more outstanding at December 31, 2023 are summarized as follows:

(in thousands)	Certificates of Deposit	Other Time Deposits	Total
Three months or less	$ 165,959	$ 7,721	$ 173,680
Over three through six months	246,052	24,859	270,911
Over six through twelve months	241,584	18,360	259,944
Over twelve through sixty months	50,627	11,529	62,156
Over sixty	0	0	0
	$ 704,222	$ 62,469	$ 766,691

Interest Rate Risk

We consider interest rate risk one of our most significant market risks. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of our net interest revenue is largely dependent upon the effective management of interest rate risk. We employ a variety of measurement techniques to identify and manage our interest rate risk, including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for on and off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

CTBI's Asset/Liability Management Committee (ALCO), which includes executive and senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. Our current exposure to interest rate risks is determined by measuring the anticipated change in net interest income spread evenly over the twelve-month period.

The following table shows our estimated earnings sensitivity profile as of December 31, 2023:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income (12 Months)
+400	11.50%
+300	8.89%
+200	6.29%
+100	3.65%
-100	(0.67)%
-200	(2.41)%
-300	(4.06)%
-400	(5.68)%

The following table shows our estimated earnings sensitivity profile as of December 31, 2022:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income (12 Months)
+400	9.98%
+300	7.26%
+200	4.60%
+100	1.94%
-100	(1.95)%
-200	(3.92)%
-300	(5.96)%
-400	(7.91)%

The simulation model used the yield curve spread evenly over a twelve-month period. The measurement at December 31, 2023 estimates that our net interest income in an up-rate environment would increase by 11.50% at a 400 basis point change, increase by 8.89% at a 300 basis point change, increase by 6.29% at a 200 basis point change, and increase by 3.65% at a 100 basis point change. In a down-rate environment, net interest income would decrease 0.67% at a 100 basis point change, decrease by 2.41% at a 200 basis point change, decrease by 4.06% at a 300 basis point change, and decrease by 5.68% at a 400 basis point change over one year. We actively manage our balance sheet and limit our exposure to long-term fixed rate financial instruments, including loans. In order to reduce the exposure to interest rate fluctuations and to manage liquidity, we have developed sale procedures for several types of interest-sensitive assets. Primarily all long-term, fixed rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation guidelines are sold for cash upon origination or originated under terms where they could be sold. Periodically, additional assets such as commercial loans are also sold. In 2023 and 2022, proceeds of $15.2 million and $66.0 million, respectively, were realized on the sale of fixed rate residential mortgages. We focus our efforts on consistent net interest revenue and net interest margin growth through each of the retail and wholesale business lines. We do not currently engage in trading activities.

The preceding analysis was prepared using a rate ramp analysis which attempts to spread changes evenly over a specified time period as opposed to a rate shock which measures the impact of an immediate change. Had these measurements been prepared using the rate shock method, the results would vary.

Capital Resources

We continue to grow our shareholders' equity while also providing an annual dividend yield for the year 2023 of 4.10% to shareholders. Shareholders' equity increased 11.8% from December 31, 2022 to $702.2 million at December 31, 2023. Our primary source of capital growth is the retention of earnings. Cash dividends were $1.80 per share for 2023 compared to $1.68 per share for 2022. We retained 58.7% of our earnings in 2023 compared to 63.4% in 2022.

Insured depository institutions are required to meet certain capital level requirements. On October 29, 2019, federal banking regulators adopted a final rule to simplify the regulatory capital requirements for eligible community banks and holding companies that opt-in to the community bank leverage ratio framework (the "CBLR framework"), as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018. Under the final rule, which became effective as of January 1, 2020, community banks and holding companies (which includes CTB and CTBI) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, were eligible to opt-in to the CBLR framework. The community bank leverage ratio is the ratio of a banking organization's Tier 1 capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. Accordingly, a qualifying community banking organization that has a community bank leverage ratio greater than 9% will be considered to have met: (i) the risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; and (iii) any other applicable capital or leverage requirements.

In April 2020, as directed by Section 4012 of the CARES Act, the regulatory agencies introduced temporary changes to the CBLR. These changes, which subsequently were adopted as a final rule, temporarily reduced the CBLR requirement to 8% through the end of calendar year 2020. Beginning in calendar year 2021, the CBLR requirement increased to 8.5% for the calendar year before returning to 9% in calendar year 2022. Management elected to use the CBLR framework for CTBI and CTB. CTBI's CBLR ratio as of December 31, 2023 was 13.69%. CTB's CBLR ratio as of December 31, 2023 was 13.22%.

As of December 31, 2023, we are not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse impact on our liquidity, capital resources, or operations.

Impact of Inflation, Changing Prices, and Economic Conditions

The majority of our assets and liabilities are monetary in nature. Therefore, CTBI differs greatly from most commercial and industrial companies that have significant investment in nonmonetary assets, such as fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and on the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other expenses, which tend to rise during periods of general inflation.

We believe one of the most significant impacts on financial and operating results is our ability to react to changes in interest rates. We seek to maintain an essentially balanced position between interest rate sensitive assets and liabilities in order to protect against the effects of wide interest rate fluctuations.

Stock Repurchase Program

CTBI's stock repurchase program began in December 1998 with the authorization to acquire up to 500,000 shares and was increased by an additional 1,000,000 shares in each of July 2000, May 2003, and March 2020. As of December 31, 2023, a total of 2,465,294 shares have been repurchased through this program, leaving 1,034,706 shares remaining under our current repurchase authorization. The following table shows Board authorizations and repurchases made through the stock repurchase program for the years 1998 through 2023:

		Repurchases*		
	Board Authorizations	Average Price ($)	# of Shares	Shares Available for Repurchase
1998	500,000	-	0	
1999	0	14.45	144,669	
2000	1,000,000	10.25	763,470	
2001	0	13.35	489,440	
2002	0	17.71	396,316	
2003	1,000,000	19.62	259,235	
2004	0	23.14	60,500	
2005	0	-	0	
2006	0	-	0	
2007	0	28.56	216,150	
2008	0	25.53	102,850	
2009-2019	0	-	0	
2020	1,000,000	33.64	32,664	
2021	0	-	0	
2022	0	-	0	
2023	0	-	0	
Total	3,500,000	16.17	2,465,294	1,034,706

*Repurchased shares and average prices have been restated to reflect stock dividends that have occurred; however, board authorized shares have not been adjusted.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations like CTBI. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the consolidated financial statements.

We believe the application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are described in note 1 to the consolidated financial statements contained herein. We have identified the following critical accounting policies:

Allowance for Credit Losses – CTBI accounts for the allowance for credit losses ("ACL") and the reserve for unfunded commitments in accordance with Accounting Standards Update ("ASU") 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, and its related subsequent amendments, commonly known as CECL.

We disaggregate our portfolio loans into portfolio segments for purposes of determining the ACL. Our loan portfolio segments include commercial, residential mortgage, and consumer. We further disaggregate our portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. For an analysis of CTBI's ACL by portfolio segment and credit quality information by class, refer to note 4 to the consolidated financial statements contained herein.

CTBI maintains the ACL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans. Effective January 1, 2023, CTBI implemented ASU 2022-02, *Financial Instruments-Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures*, an amendment to ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The amendments in this ASU eliminate the accounting guidance for TDRs by creditors in Subtopic 310-40, *Receivables—Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty along with requiring that disclosures be added by year of origination for gross charge-off information for financing receivables. Accrued interest receivable on loans is presented in the consolidated financial statements as a component of other assets. When accrued interest is deemed to be uncollectible (typically when a loan is placed on nonaccrual status), interest income is reversed. In the event that collection of principal becomes uncertain, CTBI has policies in place to reverse accrued interest in a timely manner. Therefore, CTBI elected ASU 2019-04 which allows that accrued interest would continue to be presented separately and not part of the amortized cost of the loan. For additional information on CTBI's accounting policies related to nonaccrual loans, refer to note 1 to the consolidated financial statements contained herein.

Credit losses are charged and recoveries are credited to the ACL. The ACL is maintained at a level CTBI considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability of loans, including historical credit loss experience, current and forecasted market and economic conditions, and consideration of various qualitative factors that, in management's judgment, deserve consideration in estimating expected credit losses. Provisions for credit losses are recorded for the amounts necessary to adjust the ACL to CTBI's current estimate of expected credit losses on portfolio loans. CTBI's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation, and collection standards. The strategy also emphasizes diversification on a geographic, industry, and customer level, regular credit examinations, and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

CTBI's methodology for determining the ACL requires significant management judgment and includes an estimate of expected credit losses on a collective basis for groups of loans with similar risk characteristics and specific allowances for loans which are individually evaluated.

Larger commercial loans with balances exceeding $1 million that exhibit probable or observed credit weaknesses and (i) have a criticized risk rating, (ii) are on nonaccrual status, (iii) have a borrower experiencing financial difficulty with significant payment delay, or (iv) are 90 days or more past due, are individually evaluated for an ACL. CTBI considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan structure and other factors when determining the amount of the ACL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and our evaluation of the borrower's management. Significant management judgment is required when evaluating which of these factors are most relevant in individual circumstances, and when estimating the amount of expected credit losses based on those factors. When loans are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to CTBI. Allowances for individually evaluated loans that are collateral-dependent are typically measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. For collateral-dependent financial assets, the credit loss expected may be zero if the fair value less costs to sell exceeds the amortized cost of the loan. Loans shall not be included in both collective assessments and individual assessments. Individually evaluated loans that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Specific allowances on individually evaluated commercial loans, including loans to borrowers experiencing financial difficulty, are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. Regardless of an initial measurement method, once it is determined that foreclosure is probable, the ACL is measured based on the fair value of the collateral as of the measurement date. As a practical expedient, the fair value of the collateral may be used for a loan when determining the ACL for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The fair value shall be adjusted for selling costs when foreclosure is probable.

Expected credit losses are estimated on a collective basis for loans that are not individually evaluated. These include commercial loans that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. CTBI uses a third party ACL software to calculate reserve estimates. Discounted cash flow ("DCF") modeling was used for all loan segments. The primary reasons that contributed to this decision were: DCF models allow for the effective incorporation of a reasonable and supportable forecast in a directionally consistent and objective manner; the analysis aligns well with other calculations outside of the ACL estimation which will mitigate model risk in other areas; and peer data is available for certain inputs if first party data is not available or meaningful. Expected credit losses are estimated on a collective basis for loans that are not individually evaluated. These include commercial loans that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. See note 4 to the consolidated financial statements contained herein for information on CTBI's risk rating system.

CTBI's expected credit loss models consider historical credit loss experience, peer data, current market and economic conditions, and forecasted changes in market and economic conditions if such forecasts are considered reasonable and supportable. Generally, CTBI considers our forecasts to be reasonable and supportable for a period of up to one year from the estimation date. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information. CTBI evaluates the length of our reasonable and supportable forecast period, our reversion period, and reversion methodology at least annually, or more often if warranted by economic conditions or other circumstances.

Other qualitative factors are used by CTBI in determining the ACL. These considerations inherently require significant management judgment to determine the appropriate factors to be considered and the extent of their impact on the ACL estimate. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but that are not fully captured within CTBI's expected credit loss models. These include adjustments for changes in policies or procedures in underwriting, monitoring or collections, lending and risk management personnel, and results of internal audit and quality control reviews. These may also include adjustments, when deemed necessary, for specific idiosyncratic risks such as geopolitical events, natural disasters and their effects on regional borrowers, and changes in product structures. Qualitative factors may also be used to address the impacts of unforeseen events on key inputs and assumptions within CTBI's expected credit loss models, such as the reasonable and supportable forecast period, changes to historical loss information, or changes to the reversion period or methodology. When evaluating the adequacy of allowances, consideration is also given to regional geographic concentrations and the closely associated effect that changing economic conditions may have on CTBI's customers.

Overall, the collective evaluation process requires significant management judgment when determining the estimation methodology and inputs into the models, as well as in evaluating the reasonableness of the modeled results and the appropriateness of qualitative adjustments. CTBI's forecasts of market and economic conditions and the internal risk grades assigned to loans in the commercial portfolio segment are examples of inputs to the expected credit loss models that require significant management judgment. These inputs have the potential to drive significant variability in the resulting ACL.

The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities and is included in other liabilities in the consolidated balance sheets. The determination of the adequacy of the reserve is based upon expected credit losses over the remaining contractual life of the commitments, taking into consideration the current funded balance and estimated exposure over the reasonable and supportable forecast period. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of CTBI's ACL, as previously discussed. Net adjustments to the reserve for unfunded commitments are included in other noninterest expense in the consolidated statements of income.

Goodwill – Business combinations entered into by CTBI typically include the recognition of goodwill. U.S. generally accepted accounting principles ("GAAP") require goodwill to be tested for impairment on an annual basis, which for CTBI is October 1, and more frequently if events or circumstances indicate that there may be impairment. Refer to note 1 to the consolidated financial statements contained herein for a discussion on the methodology used by CTBI to assess goodwill for impairment.

Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. In testing goodwill for impairment, U.S. GAAP permits companies to first assess qualitative factors to determine whether it is more likely than not that its fair value is less than its carrying amount. In this qualitative assessment, CTBI evaluates events and circumstances which may include, but are not limited to, the general economic environment, banking industry and market conditions, the overall financial performance of CTBI, and the performance of CTBI's common stock, to determine if it is not more likely than not that the fair value is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, CTBI performs the goodwill impairment test by comparing its fair value with its carrying amount, including goodwill. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill recorded. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

The fair value of CTBI is the price that would be received to sell the company as a whole in an orderly transaction between market participants at the measurement date. The determination of the fair value is a subjective process that involves the use of estimates and judgments, particularly related to cash flows, the appropriate discount rates and an applicable control premium. CTBI employs an income-based approach, utilizing forecasted cash flows and the estimated cost of equity as the discount rate. Significant management judgment is necessary in the preparation of the forecasted cash flows surrounding expectations for earnings projections, growth and credit loss expectations, and actual results may differ from forecasted results.

Fair Value Measurements – As a financial services company, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities or result in material changes to the consolidated financial statements from period to period. Detailed information regarding fair value measurements can be found in note 16 to the consolidated financial statements contained herein.



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